Exhibit 99.2 Independent Auditor's Report (Consolidated Financial Statements) of Shinhan Life as of December 31, 2023

SHINHAN LIFE INSURANCE CO., LTD.

Consolidated Financial Statements

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report

<u>(Based on a report originally issued in Korean)</u>

To the Board of Directors and Shareholder
Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Life Insurance Co., Ltd. and its subsidiaries (the "Group"), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing ("KSAs"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The consolidated statement of financial position of the Group as of December 31, 2022 and January 1, 2022 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 were audited by another auditor in accordance with KSAs and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The consolidated financial statements that another auditor audited are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts described in Note 56. The comparative consolidated statements of financial position as of December 31, 2022 and January 1, 2022 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 has reflected such adjustments.

We have audited the adjustments reflected to the comparative consolidated financial statements as part of our audit of consolidated financial statements as of December 31, 2023 and for the period then ended. In our opinion, the adjustments to the accompanying consolidated financial statements present fairly, in all material respects, in accordance with K-IFRS. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated financial statements presented for comparative purposes taken as a whole.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

- Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2024
Seoul, Korea

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022 and January 1, 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022
Assets					
Cash and due from banks at amortized cost	4,7,8,10,50, 52	₩	1,838,006	1,653,704	2,360,571
Financial assets at fair value through profit or loss	4,7,8,11,23, 50		11,127,310	11,527,229	12,411,406
Securities at fair value through other comprehensive income	4,7,8,12,23, 50		35,674,980	32,753,803	40,338,093
Securities at amortized cost	4,7,8,13,23		4,348,023	4,338,766	4,339,749
Investments in associates	14		25,956	41,043	4,379
Loans and receivables at amortized cost	4,7,8,15,50		4,775,933	5,282,587	5,321,737
Reinsurance contract assets	25		62,815	59,017	-
Right-of-use assets	16,50		97,606	116,466	131,216
Property and equipment, net	17,50		90,359	88,954	100,465
Intangible assets	18,50		257,771	292,687	233,093
Derivative assets	4,7,8,21,50		122,465	95,238	7,070
Current tax assets	48,50		71,169	114,669	46,399
Deferred tax assets	48		88	-	-
Investment property	20,23		14,397	14,610	14,822
Net defined benefit assets	31		34,796	44,907	32,751
Other assets	22		99,671	77,451	67,939
Total assets		₩	58,641,345	56,501,131	65,409,690

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Financial Position (Continued)
As of December 31, 2023 and 2022 and January 1, 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022
Liabilities					
Insurance contract liabilities	24	₩	45,533,987	42,928,691	50,622,187
Reinsurance contract liabilities	25		93,120	62,770	281,763
Policyholders' equity adjustments	27		(1,025)	(1,616)	45,154
Investment contract liabilities	4,7,8,26,50		1,831,826	2,296,401	3,142,578
Derivative liabilities	4,7,8,21,50		240,771	321,561	143,791
Borrowings	4,7,8,28		17,835	11,271	1,855
Debentures	4,7,8,29		299,331	643,451	614,645
Other financial liabilities	4,7,8,30,35,50		267,901	330,189	334,152
Lease liabilities	4,7,8,16,50		101,294	118,702	131,587
Net defined benefit liabilities	31		2,336	107	9
Provisions	32		79,572	85,892	95,126
Current tax payable	48,50		55	-	-
Deferred tax liabilities	48		1,645,360	1,495,764	1,641,572
Other liabilities	33		105,848	87,409	80,888
Total liabilities			50,218,211	48,380,592	57,135,307
Equity					
Capital stock	34		578,274	578,274	578,274
Hybrid bonds	34		299,452	299,452	299,452
Capital surplus	34		820,012	820,012	2,233,514
Capital adjustments	34		1,461	1,464	1,458
Accumulated other comprehensive income	34		124,738	121,477	713,878
Retained earnings	34		6,599,197	6,299,860	4,447,807
Total equity			8,423,134	8,120,539	8,274,383
Total liabilities and equity		₩	58,641,345	56,501,131	65,409,690

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022
Insurance revenue	24,36	₩	2,641,027	2,469,699
Reinsurance revenue	25,37		40,360	34,983
Insurance service expenses	24,36		1,813,791	1,709,035
Reinsurance service expenses	25,37		71,631	62,328
Other operating expenses			141,809	102,289
Insurance service result			2,681,387	2,504,682
Insurance finance income and investment income:				
Insurance finance income from insurance contracts issued	24,38		364,541	883,170
Insurance finance income from reinsurance contracts held	25,38		19,095	15,757
Interest income	41,50		1,564,494	1,549,471
Gains on financial assets at fair value through profit or loss	11,50		1,173,532	540,739
Gains on disposal of securities at fair value through other comprehensive income	12		54,256	72,818
Gains on disposal of loans at amortized cost			48	27
Reversal of credit loss allowance	42,50		9,641	3,562
Gains on foreign currency transaction	43		177,491	319,495
Gains on derivatives	21,50		153,712	256,784
Dividend income	45		30,483	42,543
Fees and commission income	44,50		12,220	13,142
Other investment income	46		210,815	175,115
			3,770,328	3,872,623
Insurance finance expenses and investment expenses:				
Insurance finance expenses from insurance contracts issued	24,38		2,500,731	1,653,462
Insurance finance expenses from reinsurance contracts held	25,38		19,959	16,936
Interest expenses	41,50		147,595	94,970
Losses on financial assets at fair value through profit or loss	11		352,776	1,334,502
Losses on disposal of securities measured at fair value through other comprehensive income	12		55,895	56,757
Losses on disposal of loans at amortized cost			198	73
Provision for credit loss allowance	42,50		25,813	19,948
Losses on foreign currency transaction	43		47,851	138,823
Losses on derivatives	21,50		307,698	392,232
Investment administrative expenses	40,50		18,203	24,036
Other investment expenses	46		288,708	221,334
			3,765,427	3,953,073
Net finance result		₩	4,901	(80,450)

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023	2022
Operating profit	₩	659,057	550,580
Non-operating expenses	47	(19,202)	(21,895)
Equity in net income of associated companies	14	(302)	4,221
Profit before income taxes		639,553	532,906
Income tax expense	48	167,158	83,514
Profit for the period		472,395	449,392
Other comprehensive income (loss) for the period, net of income tax			
Items that may be subsequently reclassified to profit or loss:			
Gains (losses) on valuation of securities at fair value through other comprehensive income		2,087,606	(5,241,573)
Equity in other comprehensive income of associates		-	3
Foreign currency translation adjustments for foreign operations		(738)	2,883
Gains (losses) on valuation of derivatives held for cash flow hedges		105,477	(97,818)
Net finance income (expenses) from insurance contracts issued		(2,162,910)	4,704,252
Net finance income (expenses) from reinsurance contracts held		(20,765)	34,045
		8,670	(598,208)
Items that will not be subsequently reclassified to profit or loss:			
Gains (losses) on valuation of securities at fair value through other comprehensive income		3,896	(9,700)
Equity in other comprehensive income of associates		-	(5)
Remeasurements of defined benefit liability		(9,305)	15,471
		(5,409)	5,766
Total other comprehensive income (loss), net of income tax	12,21,34	3,261	(592,442)
Total comprehensive income (loss) for the period	₩	475,656	(143,050)
Profit attributable to:			
Equity holders of Shinhan Life Insurance Co., Ltd.		472,395	449,392
	₩	472,395	449,392
Total comprehensive income (loss) attributable to:			
Equity holders of Shinhan Life Insurance Co., Ltd.		475,656	(143,050)
	₩	475,656	(143,050)
Earnings per share:			
Basic earnings per share in won	51	₩ 3,991	3,792

See accompanying notes to the consolidated financial statements

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2022

(In millions of won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total
		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.						
Balance at January 1, 2022 (Before)	₩	578,274	299,452	2,233,514	1,458	43,802	1,996,063	5,152,563
Changes in accounting policies		-	-	-	-	670,075	2,451,744	3,121,819
Balance at January 1, 2022 (After)		578,274	299,452	2,233,514	1,458	713,877	4,447,807	8,274,382
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	449,392	449,392
Other comprehensive income, net of income tax:								
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(5,251,273)	-	(5,251,273)
Equity in other comprehensive income of associates		-	-	-	-	(2)	-	(2)
Foreign currency translation adjustments for foreign operations		-	-	-	-	2,883	-	2,883
Losses on valuation of derivatives held for cash flow hedges		-	-	-	-	(97,818)	-	(97,818)
Net finance income from insurance contracts issued		-	-	-	-	4,704,252	-	4,704,252
Net finance income from reinsurance contracts held		-	-	-	-	34,045	-	34,045
Remeasurement of defined benefit plans		-	-	-	-	15,471	-	15,471
Total other comprehensive income		-	-	-	-	(592,442)	-	(592,442)
Other changes in equity								
Share-based payment		-	-	-	6	-	-	6
Interest expenses on hybrid bonds		-	-	-	-	-	(10,799)	(10,799)
Decrease in Additional Paid-In Capital, Transfer from Retained Earnings		-	-	(1,413,502)	-	-	1,413,502	-
Reclassification of other comprehensive income to retained earnings		-	-	-	-	42	(42)	-
Balance at December 31, 2022 (Unaudited)	₩	578,274	299,452	820,012	1,464	121,477	6,299,860	8,120,539

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2023

(In millions of won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	₩	578,274	299,452	820,012	1,464	121,477	6,299,860	8,120,539
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	472,395	472,395
Other comprehensive income, net of income tax:								
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	2,091,502	-	2,091,502
Foreign currency translation adjustments for foreign operations		-	-	-	-	(738)	-	(738)
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	105,477	-	105,477
Net finance expenses from insurance contracts issued		-	-	-	-	(2,162,910)	-	(2,162,910)
Net finance expenses from reinsurance contracts held		-	-	-	-	(20,765)	-	(20,765)
Remeasurement of defined benefit plans		-	-	-	-	(9,305)	-	(9,305)
Total other comprehensive income		-	-	-	-	3,261	-	3,261
Other changes in equity								
Dividends		-	-	-	-	-	(162,257)	(162,257)
Share-based payment		-	-	-	(3)	-	-	(3)
Interest expenses on hybrid bonds		-	-	-	-	-	(10,801)	(10,801)
Balance at December 31, 2023	₩	578,274	299,452	820,012	1,461	124,738	6,599,197	8,423,134

Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.

See accompanying notes to the consolidated financial statements

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(In millions of won)		2023	2022
Cash flows from operating activities			
Profit before income taxes	₩	472,395	449,392
Adjustment for profit or loss (Note 52)		(291,067)	(582,788)
Changes in assets and liabilities (Note 52)		(707,446)	(2,325,951)
Income taxes received (paid)		24,597	(71,970)
Interest received		1,048,077	1,179,902
Interest paid		(33,496)	(31,103)
Dividends received		40,321	47,180
		553,381	(1,335,338)
Cash flows from investing activities			
Disposal of financial assets at fair value through profit or loss		507,025	972,389
Acquisition of financial assets at fair value through profit or loss		(561,784)	(891,305)
Disposal of securities at fair value through other comprehensive income		3,751,873	3,861,846
Acquisition of securities at fair value through other comprehensive income		(3,349,281)	(3,035,678)
Disposal of securities at amortized cost		-	10,000
Disposal of investments in associates		-	2,456
Acquisition of investments in associates		(25,200)	(35,981)
Cash inflows from hedging activities		15,436	12,585
Cash outflows from hedging activities		(70,720)	(139,690)
Disposal of property and equipment		838	414
Acquisition of property and equipment		(26,809)	(12,484)
Disposal of intangible assets		665	648
Acquisition of intangible assets		(40,908)	(129,524)
Decrease in receivables at amortized cost		23,996	31,219
Increase in receivables at amortized cost		(5,984)	(23,046)
Net cash inflow inflow from investing activities		219,147	623,849
Cash flows from financing activities			
Increase in non-controlling interests		16,488	(782)
Repayment of debentures		(656,645)	-
Issuance of debentures		299,246	-
Decrease in borrowings		(34,100)	-
Increase in borrowings		24,100	10,000
Decrease in other financial liabilities		(1,501)	(289)
Increase in other financial liabilities		861	1
Decrease in lease liabilities		(37,920)	(40,471)
Dividends paid		(162,257)	-
Hybrid bond dividends paid		(10,801)	(10,799)
Net cash outflow from financing activities	₩	(562,529)	(42,340)
Net Increase in cash and cash equivalents		209,999	(753,829)
Changes in cash and cash equivalents due to foreign currency translation		558	245
Cash and cash equivalents at the beginning of the period		803,520	1,557,104
Cash and cash equivalents at the end of the period	₩	1,014,077	803,520

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

1. Reporting entity

Shinhan Life Insurance Co., Ltd., the controlling company, and its subsidiaries included in the consolidation (collectively the "Group") are summarized as follows:

(a) Controlling company

Shinhan Life Insurance Co., Ltd., (the "Company" or the "Controlling Company") was established in January, 1990, which is located at 358 Samil-daero, Jung-gu, Seoul and operates the life insurance business. The Group operates through 197 domestic branches, and Shinhan Financial Group owns 100% of the Group's stock. Meanwhile, the Group has merged with Orange Life Insurance Co., Ltd. on July 1, 2021 in accordance with the resolution of the general shareholder's meeting on December 23, 2020, and has changed its name to Shinhan Life Insurance Co., Ltd.

(b) Consolidated subsidiaries

Ownership of Shinhan Life Insurance Co., Ltd. and its major consolidated subsidiaries as of December 31, 2023 and 2022 , are as follows:

				Ownership (%)	
Subsidiaries	Location	Closing Month	Industry	December 31, 2023	December 31, 2022
Shinhan Financial Plus Co., Ltd	Korea	December	Service	100.00	100.00
Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	Life Insurance	100.00	100.00
Shinhan LifeCare Co., Ltd.(*)	Korea	〃	Service	100.00	100.00

(*) Shinhan CubeOn Co., Ltd. has changed its name to Shinhan LifeCare Co., Ltd. during the current

(c) Consolidated structured entities

Consolidated structured entities as of December 31, 2023 and 2022, are as follows:

			Ownership (%)	
Structured entities	Location	Closing Month	December 31, 2023	December 31, 2022
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December	95.89	95.89
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2	Korea	December	99.55	99.55
Shinhan AIM Credit Fund 3	Korea	December	99.90	99.90
Shinhan AIM Private fund of funds Trust 7-A	Korea	December	99.58	99.58
Shinhan AIM Private fund of funds Trust 6-B	Korea	December	99.80	99.80
Shinhan AIM Private fund of funds Trust 5	Korea	December	99.88	99.88
KB Global Private Real Estate Debt Fund 23	Korea	December	99.40	99.40
KB Global Private Real Estate Debt Fund 21	Korea	December	99.53	99.53
Shinhan KKR Global Program REC General Private Equity Investment Trust(*)	Korea	December	93.02	-
Shinhan KKR Global Program PEF General Private Equity Trust(*)	Korea	December	93.02	-
Shinhan KKR Global Program PDF Private Investment Trust(*)	Korea	December	93.02	
Shinhan LCP X Private Investment Trust No.4(H)(*)	Korea	December	99.75	

(*) It has been included from Subsidiaries as consolidated structured entities as of December 31, 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

2. <u>**Basis of preparation**</u>

(a) **Statement of compliance**

The accompanying consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards ("Korean IFRS"), as prescribed in the Article 5(1)1 Act on External Audits of Corporations in the Republic of Korea.

(b) **Date of authorization**

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 7, 2024, and the consolidated financial statements will be submitted for the final approval to the stockholder's meeting on March 22, 2024.

(c) **Basis of measurement**

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

- derivative financial instruments measured at fair value
- financial instruments at fair value through profit or loss measured at fair value
- securities at fair value through other comprehensive income measured at fair value
- liabilities for cash-settled share-based payment arrangements measured at fair value
- liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets
- insurance and reinsurance contract assets and liabilities measured at the fulfilment cash flows

(d) **Functional and presentation currency**

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. The consolidated financial statements of the Group are presented and reported in won, which is the Controlling Company's functional currency and the currency of the primary economic environment in which the Group operates.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation

(e) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2023 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

i) Uncertainty in assumptions and estimates

Accounting estimates and assumptions that include significant risks that may incur significant adjustments to the carrying amounts of assets and liabilities accounted for as of the end of the reporting period are as follows and are disclosed in Notes 9.

- Fair value of financial instruments
- Provision for credit loss and Allowance for unused credit commitments
- Impairment of financial and non-financial assets
- Liabilities for defined benefit obligations
- Insurance contract liabilities and reinsurance assets(liabilities)

ii) Fair value measurement

The accounting policies and disclosures of the Group require fair value measurement for a number of financial and non-financial assets and liabilities, and thus, the Group establishes the fair value assessment policies and procedures. These policies and procedures involve the operation of the valuation department, which is responsible for the review of all significant fair value measurements, including fair values, which are classified as level 3 in the fair value hierarchy, and the results are reported to the chief financial officer.

The valuation department regularly reviews significant inputs and adjustments that are not observable. If the fair value measurement uses third-party information, such as broker's price or valuation agency, the valuation department determines whether an assessment based on information obtained from third parties can conclude that the fair value hierarchy includes classifications by level and meets the requirements of the related Standard.

When measuring the fair value of an asset or a liability, the Group uses as much market observable inputs as possible. Fair value is classified within the fair value hierarchy based on inputs used in valuation techniques as follows:

- Level 1: Unadjusted quoted prices in active markets accessible to the same assets or liabilities at the measurement date
- Level 2: Observable inputs, directly or indirectly, on assets or liabilities other than Level 1 quoted prices
- Level 3: Unobservable inputs to assets or liabilities

If several inputs used to measure the fair value of an asset or liability are classified at different levels within the fair value hierarchy, the Group classifies all fair value measurements at the same level as the lowest level inputs in the fair value hierarchy, and a change in the fair value hierarchy is recognized at the end of the reporting period.

Detailed information on the assumptions used in fair value measurements is included in Note 7.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(f) New and amended Korean IFRSs and new interpretations adopted by the Group

The Group has applied the following new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2023.

i) Amendments to Korean IFRS 1001 'Presentation of Financial Statements' – Disclosure of Accounting Policies

The amendments require an entity to define and to disclose its material accounting policy information. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

ii) Amendments to Korean IFRS 1001 'Presentation of Financial Statements' – Disclosure of Financial Liabilities with Condition to Adjust Exercise Price

The amendments require disclosure of the carrying amount of financial liabilities and the related valuation gains or losses, if all or part of the financial instrument with exercise price that is adjusted depending on the issuer's share price change is classified as financial liability. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

iii) Amendments to Korean IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors' – Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting estimates from changes in accounting policies. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

iv) Amendments to Korean IFRS 1012 'Income Taxes' – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments narrowed the scope of the recognition exemption so that, under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(f) New and amended Korean IFRSs and new interpretations adopted by the Group (continued)

v) Korean IFRS 1117 'Insurance Contracts'

The main features of Korean IFRS 1117 include measurement of insurance contact liabilities based on fulfilment cash flows, recognition of insurance revenue on an accrual basis, and separate presentation of investment income or expenses from insurance income or expenses.

① Measurement of current fulfillment value of insurance contract liabilities

The Group identifies portfolios of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates each portfolio into groups of insurance contracts based on the profitability of contracts within the portfolio. It then estimates all future cash flows expected to arise within the boundary of each insurance contract in the group and discounts such estimates using current discount rates, reflecting the assumptions and risks at the reporting date, to measure the current fulfillment value. As a result, insurance contract liabilities for each group of insurance contracts as of the end of the reporting period are measured at the total of estimates of future cash flows (reflecting cash flows related to policy loans, options and guarantees; the time value of money; etc.), a risk adjustment and the contractual service margin. The contractual service margin represents the unearned profit the Group will recognize as it provides insurance contract services in the future. If the contractual service margin is negative, the Group does not recognize the contractual service margin, but rather classifies into a group of onerous contracts and recognizes a loss in profit or loss immediately. For contracts without direct participation features, the Group adjusts the contractual service margin for the changes in contractual service margin relating to future service, measured at the discount rates determined on initial recognition, but does not adjust the contractual service margin for effects of the time value of money, financial risk, and changes therein.

On the other hand, a reinsurance contract refers to an insurance contract issued by a reinsurer to compensate another entity for claims arising from one or more insurance contracts issued by that other entity (underlying contracts). The Group uses consistent assumptions to measure the estimates of the present value of the future cash flows for the group of reinsurance contracts held and the estimates of the present value of the future cash flows for the group(s) of underlying insurance contracts.

② Recognition of insurance revenue on an accrual basis

The Group recognizes insurance revenue reflecting services provided to policyholders in the period on an accrual basis.

The amount of insurance revenue recognized in the current period is comprised of the estimate at the beginning of the period of claims and other insurance service expenses expected to be incurred in the period, changes in the risk adjustment, and the contractual service margin recognized for services provided in that period, etc. The Group determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that relate to recovering those cash flows to each reporting period in a systematic way.

Any investment components (the amounts that an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs, such as surrender values or maturity refunds) is excluded from insurance revenue.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(f) New and amended Korean IFRSs and new interpretations adopted by the Group (continued)

v) Korean IFRS 1117 'Insurance Contracts' (continued)

③ Presentation of insurance service result

The Group presents separately insurance service results comprising insurance revenue and insurance service expenses from insurance finance income or expenses comprising the time value of money, financial risk, and changes therein related to the group of insurance contracts. The Group chose the accounting policy to disaggregating insurance finance income or expenses for the period between profit or loss and other comprehensive income.

④ Accounting policy for transition and the transition effects

Under the transition requirements of Korean IFRS 1117, each group of insurance contracts shall be identified, recognized, and measured as if Korean IFRS 1117 had always applied (a full retrospective approach) unless it is impracticable, in which case either a modified retrospective approach or a fair value approach can be selected.

The effects of adopting Korean IFRS 1117 on the Group's consolidated financial statements at the transition date and the date of initial application are presented in Note 57.

vi) Global Minimum Tax

Under the Global Minimum Tax legislation effective from 2024, the Group may be required to pay additional tax on the difference between the effective tax rate and the minimum tax rate of 15% for each jurisdiction in which its components operate. While the Group is deemed to be subject to the Global Minimum Tax legislation, there will be no impact on the corporate tax expenses for the period ended December 31, 2023, as Korea's legislation related to Global Minimum Tax will be effective from January 1, 2024.

The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies</u>

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2023, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of December 31, 2023 and 2022.

(a) Basis of consolidation

i) Subsidiaries

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

iv) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(b) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity's financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying value is increased or decreased to recognize the Group's share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying value of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(c) Revenue recognition criteria

The Group recognizes revenue by applying the below five-step model for revenue recognition.

① Identification of contract
② Identification of performance obligation
③ Calculation of transaction price
④ Allocation of transaction price to performance obligation
⑤ Recognition of revenue when performance obligation is fulfilled

i) Interest income and expenses

Interest income is recognized using the effective interest method as time passes.

ii) Dividend income

Dividend income is recognized when the right to receive dividends is established.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(d) Overseas operation

When the functional currency of a overseas operation is not the currency of a hyperinflationary economy, the assets and liabilities in the statement of financial position (including the comparative statement of financial position) are translated at the closing rate at the end of the reporting period, and the income and expenses in the statement of comprehensive income (including the comparative statement of comprehensive income) are translated at the exchange rates at the transaction dates, with resulting foreign exchange differences recognized in other comprehensive income.

(e) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

(f) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.
The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group's right to receive payments of the dividend is established. Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group's business model changes.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(f) Non-derivative financial assets (continued)

iii) Debt instruments(continued)

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the separate statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(g) Non-derivative financial liabilities

The Group categorizes financial liabilities into financial liabilities at fair value through profit or loss and other financial liabilities based on the substance of the contractual terms and the definition of financial liabilities.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are initially measured at fair value, and changes therein are recognized in profit or loss.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(h) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, the valuation gains or losses resulting from the fair value changes of derivatives are recognized as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities, or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

When a derivative is designated as a fair value hedge, an effective part of the change in the fair value of the derivative that meets requirement of fair value risk hedge accounting is recognized in profit and loss, and changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The Group discontinues fair value hedge accounting if the group does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria.

② Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the cash flow of the derivative that meets requirement of cash flow risk hedge accounting is recognized in profit and loss, and changes in the cash flow of a derivative hedging instrument designated as a cash flow hedge are recognized in profit or loss. The Group discontinues cash flow hedge accounting if the group does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, *'The Effects of Changes in Foreign Exchange Rates'*

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(h) Derivative financial instruments(continued)

ii) Other derivative instruments

All derivatives, except those designated as hedging instruments and that are effective in hedging, are measured at fair value and the gain or loss on valuation resulting from changes in fair value is recognized in profit or loss.

(j) Expected credit losses on financial assets

The Group recognizes provision for credit loss allowance on the following assets:

- Financial assets measured at amortized cost
- Debt instruments measured at fair value through other comprehensive income

The Group measures provision for credit loss allowance at the amount equal to the expected credit loss for the entire period, except for the following financial assets that are measured as 12-month expected credit losses.

- Debt securities whose credit is determined to be low risk at the end of the reporting period
- Other debt securities that have not significantly increased their credit risk (i.e. the risk of defaulting the financial asset over its expected life) since the initial recognition

When determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating expected credit losses, the Group considers information that is available, reasonable, and supportable without excessive cost or effort. This includes qualitative and quantitative information and analysis based on the Group's experience and known credit ratings, including forward-looking information.

The Group assumes that the credit risk of financial assets will increase significantly if the overdue days exceed 30 days.

The Group considers that a default on a financial asset has occurred if:
- the debtor is not likely to fulfill his credit obligations to the Group unless the Group engages in an appeal.
- the delinquent days of financial assets exceed 90 days

The longest period to consider when measuring expected credit loss is the longest contract period in which the Group is exposed to credit risk.

i) Measurement of expected credit loss

Expected credit loss is a probability weighted estimate of credit loss. Credit loss is measured as the present value of all cash deficits (i.e. the difference between all contractual cash flows to be received under a contract and all contractual cash flows that is expected to be received).

Expected credit loss is discounted at the effective interest rate of the financial asset.

ii) Financial assets with credits impaired

At the end of each reporting period, the Group assesses whether the assets of financial assets measured at amortized cost and other comprehensive income and fair value of debt securities measured at fair value are impaired. If one or more events that adversely affect the estimated future cash flows of a financial asset have occurred, the financial asset is impaired.

Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(j) Expected credit losses on financial assets(continued)

iii) Presentation of provision for credit loss allowance in the statement of financial position

Provision for credit loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the asset. For debt instruments measured at fair value through other comprehensive income, the provision for credit loss allowance is recognized in other comprehensive income instead of reducing the carrying amount of the asset.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(k) Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

At the end of each reporting period, the Group reviews whether there are any indications that any impairment losses recognized in prior periods for assets other than goodwill are no longer present or have been reduced, and only reverses the estimates used to determine recoverable amount since the date of recognition of the immediate impairment loss. The carrying amount increased by the reversal of impairment losses shall not exceed the carrying amount before recognition of the impairment loss, less any amortization or accumulated depreciation recognized prior to the impairment.

(l) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

Right-of-use assets are measured at the following items:
- The initial measurement of the lease liability.
- Lease payments made at or before the lease commencement date (net of any lease incentives received).
- Initial direct costs incurred by the lessee.
- An estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset site, or to restore the underlying asset itself, as incurred by the lessee, as required by the lease terms.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term. Short-term leases are leases with a lease term of 12 months or less, and low-value asset leases are leases with a carrying amount of the underlying asset of ₩6 million or less.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(l) Leases(continued)

i) Accounting treatment as the lessee(continued)

Additional considerations for the Group's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Group considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

ii) Accounting treatment as the lessor

The Group leases various types of assets such as vehicles and machinery under operating and finance lease contracts, with lease terms individually negotiated and comprising various contract terms. Methods employed by the Group to manage risks associated with all rights retained in the underlying assets include repurchase agreements and residual value guarantees.

① Finance Lease

For finance leases, the Group recognizes a finance lease receivable equal to the net investment in the lease. Any difference between the carrying amount of the leased asset at the commencement date and its fair value is recognized as a gain or loss on lease asset disposal in the current period. Furthermore, interest income is recognized using the effective interest rate method on the Group's net investment in finance leases receivable outstanding. Direct costs incurred in connection with finance leases are included in the initial recognition of finance lease receivables and are amortized over the lease term, reducing revenue recognized over the lease term.

② Operating Lease

For operating leases, lease income is recognized on a straight-line basis over the lease term. Direct costs incurred in the negotiation and contract stages of operating leases are recognized in addition to the carrying amount of the underlying asset. Additionally, depreciation of operating lease assets is accounted for similarly to depreciation of other similar assets owned by the Group.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(m) Property, plant, and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line method which is the most appropriately reflect the expected consumption pattern of the future economic benefits inherent in the asset over the estimated useful lives, for the acquisition cost after subtracting the residual value. The estimated useful lives for the current and comparative periods are as follows:
.
The estimated useful life for the years ended December 31, 2023 and 2022 are as follows:

Classification	Expected useful life
Building	50 years
Structure	20 years
Rental property	5 years or rental period
Vehicle	5 years
Tools	5 years

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Classification	Expected useful life
Development cost	5 years
Software	5 years
License	10 years

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(o) Investment properties

Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at cost less accumulated depreciation and accumulated impairment losses.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using straight-line method over their useful lives of 50 years.

(p) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits

① Defined benefit plans

For the year ended December 31, 2023, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

The defined benefit liability is calculated by an independent actuary every year. If the net amount calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligation is an asset, the asset is recognized up to the limit of the present value of the economic benefits available in such a way as to receive a refund from the plan or to reduce future contributions to the plan.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(q) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(r) Insurance contract

i) Definition and classification of insurance contracts

The Group classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

① Unit of account

The Group identifies portfolios of insurance contracts by integrating insurance contracts that are subjected to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for contracts issued to which the Group applies the premium allocation approach, the Group shall assume no contracts in the portfolio are onerous (or net gain for reinsurance) at initial recognition, unless facts and circumstances indicate otherwise.

A group of insurance contracts issued:
- a group of contracts that are onerous at initial recognition
- a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently
- a group of the remaining contracts

A group of reinsurance contract held:
- a group of contracts with net profit at initial recognition
- a group of contracts that at initial recognition have no significant possibility of net gain subsequently
- a group of the remaining contracts

The Company does not include contracts issued more than one year apart in the same group, and it does not reassess the composition of the group subsequently.

② Recognition of group of insurance contracts

The Group recognizes the group of insurance contracts it issues from the earliest of the following .
- The beginning of the coverage period of the group of contracts;
- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and
- For a group of onerous contracts, when the group becomes onerous .

The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held . However, in the case of non-proportional reinsurance where the ceding group of contracts is a onerous portfolio and the reinsurance contract is entered into either at the commencement of the coverage period of that onerous ceding group of insurance contracts or earlier, the Group recognizes the group of reinsurance contracts on the earlier of the commencement of the coverage period for the group of reinsurance contracts and the recognition date of the onerous ceding group of insurance contracts. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(r) Insurance contract(continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

On initial recognition, the Company measures a group of insurance contracts issued as the sum of the fulfillment cash flows comprising estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows , and risk adjustments to non-financial risk and the contractual service margin, and subsequently, as the sum of the liability or asset of for remaining coverage comprising the fulfillment cash flows and the contractual service margin and liability or asset for incurred claims comprising the fulfillment cash flows. The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment components and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance premiums and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

- The estimate of future cash flows
The Group estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Group segregates the future cash flows of reinsurance contracts from those of the underlying insurance contracts and measures them separately, using assumptions consistent with the underlying direct insurance contracts issued but including the effects risk of failure of the debtor.

- Future cash flows within the contract boundary
The Group includes all future cash flows within the boundary of the group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for group of reinsurance contracts) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for group of reinsurance contracts). Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, options and guarantees embedded in cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio

The substantive obligation to provide insurance contract services (or the substantive right to receive insurance contract services for group of reinsurance contracts) terminates when there is actual ability to reassess the risk of specific policyholders or portfolios (or risks transferred to reinsurers for group of reinsurance contracts) and, as a result, to fully reflect such risks in pricing or settlement. Risks related to periods after the reassessment date are not considered when reevaluating the portfolio's pricing. The Group reassesses the boundary of the contract at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(r) Insurance contract(continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

- Discretionary cash flows
The Group identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Group considers any adjustment rate applied to the benchmark rate as discretionary when applying the crediting rate to payments to policyholders.

- Insurance acquisition cash flows
The Group allocates insurance acquisition cash flows directly attributable to the group of insurance contracts in a reasonable and systematic manner based on future group of insurance contracts that will be recognized as a result of renewals within the portfolio and the insurance contracts included in that portfolio. After allocation, insurance acquisition cash flows recognized as an asset is evaluated for recoverability at the end of each reporting period if there is evidence or indication of impairment, and any impairment losses are recognized in the income statement and adjust the carrying amount of an asset for insurance acquisition cash flows. The asset for insurance acquisition cash flows is removed when the related group of insurance contracts is initially recognized and included in the measurement of the fulfillment cash flows for that group of insurance contracts

- Discount rate
The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term lead rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for the currency of Korean Won, taking into account the characteristics of each currency.

- Risk adjustment for non-financial risk
The Group explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk.   These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(r) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

- Contractual service margin
At the time of initial recognition of a group of insurance contracts issued, the Group measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not recognize revenue or expenses from:

i) The amount of fulfillment future cash flows expected at initial recognition date for the group of insurance contracts.
ii) All cash flows already incurred from contracts within the group of insurance contracts at the initial recognition date.
iii) The acquisition cash flows allocated to the group of insurance contracts at the initial recognition date.
iv) Other assets or liabilities recognized previously for cash flows associated with the group of insurance contracts at the initial recognition date.

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- The changes in fulfilment cashflows and contractual service margins
The Group re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future service are adjusted in the contractual service margin, while change in fulfilment cash flows related the current and past service are recognized in profit or loss. The Group also adjusts the contractual service margins for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment components. However, changes in the time value of money and financial risk, changes in estimated cash flows for liabilities for incurred claim, and other experience adjustments related to current and past services are not adjusted in the contractual service margins.

The Company calculates the carrying amounts of the contractual service margins at the end of the reporting period by adjusting the following amounts to the carrying amounts at the start of the reporting period.
i) the effect of any new contracts added to the group;
ii) interest accreted on the carrying amount of the contractual service margins during the reporting period, measured at the discount rate determined at initial recognition;
iii) the changes in fulfillment cash flows relating to future services except to the amounts of change in the fulfillment cash flows are allocated to the loss component or loss recovery component;
iv) the effects of any currency exchange differences on the contractual service margin; and
v) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

- Loss components and loss recovery components
The Company considers an insurance contract as onerous contract at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognized insurance acquisition cash flows and cash flows and any cash flows arising from the contract at that date of initial recognition in total are a net outflow. Additionally, the Company considers a group of insurance contracts becomes onerous on subsequent measurement if unfavorable changes relating to future services in fulfillment cash flows allocated to the group of insurance contracts exceed the carrying amount of the contractual service margins.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(r) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

The Company recognize a loss in profit or loss for the net outflow for the group of onerous contracts, resulting in the carrying amounts of the liability for the group being equal to the fulfillment cash flows and contractual service margin of the group being zero. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that portfolio and recognized as a loss in the current period. After recognizing the loss component, the Company systematically allocates changes relating to future services in fulfillment cash flows on subsequent measurement between the loss component and the others based on established criteria. However, favorable changes relating to future services in fulfillment cash flows on subsequent measurement are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component's exhaustion is then recognized as contractual service margin again.

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Group calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the Liabilities for remaining coverage if the premium allocation approach is applied) for recognition of the current period's profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component's carrying amount for the group of the underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(r) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

④ Measurement of insurance liabilities (assets) under the variable fee approach

The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following conditions at inception: The Group provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the following conditions unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items
ii) The Company expects to pay to policyholder an amount equal to a substantial share of the fair value returns on the underlying items
iii) The Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee represents the amount deducted from the fair value of the underlying items, which is the portion not subject to fluctuations based on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the Group and the fluctuation in the cash flows not subject to variations based on the performance of the underlying items.

The Company measures the fulfillment cash flows under variable fee approach at the initial recognition date and at the end of the reporting period using the same general model. The carrying amounts of the contractual service margin at the end of the reporting period under variable fee approach is adjusted the following amounts to the carrying amounts at the start of the reporting period.

i) the effect of any new contracts added to the group;
ii) the change in the amounts of the Company's share of the fair value of underlying items excluding recognition and reversal of loss components;
iii) the changes in fulfillment cash flows relating future services excluding recognition and reversal of loss components;
iv) the effects of any currency exchange differences on the contractual service margins; and
v) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(r) Insurance contract(continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

⑤ Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Group measures the residual insurance liabilities (assets) at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid in the case of reinsurance contracts), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount.

i) Premiums received during the reporting period. (Reinsurance premium paid for reinsurance contracts held)
ii) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows
iii) Adjustments related to significant financing component.
iv) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.
v) Investment component paid (received for reinsurance contracts held) or transferred to the liability for incurred claims..

The Group does not adjust the carrying amount of the Liabilities for remaining coverage at the initial recognition date if the coverage period of each contract within the group of insurance contracts does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts incurs losses, the Group performs impairment tests. If the cash flows for the fulfillment exceed the carrying amount of the Liabilities for remaining coverage, the difference is recognized as a loss in the current period and increases the liabilities for remaining coverage by the corresponding amount.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(r) Insurance contract(continued)

iii) Recognition of insurance revenue and insurance service expenses

① Recognition of insurance revenue in general model and variable fee approach

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for issued group of insurance contracts. It consists of the sum of changes in the residual insurance liabilities and amounts related to insurance acquisition cash flows.

i) Insurance service costs incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, amounts allocated to loss components, insurance acquisition costs, amounts repayable to policyholders regardless of the occurrence of insurance events, and insurance contract loan execution amounts).
ii) Changes in the risk adjustment for non-financial risk (excluding amounts allocated to loss components and changes related to future services).
iii) Contractual service margin recognized in the current period as profit or loss, calculated based on the quantity of benefits payments and the expected duration of benefits for contracts within the group of insurance contracts, considering the frequency and severity of occurrence of benefits for the entire coverage units allocated to the current period.
iv) Other amounts such as experience adjustments on premiums collected for current or past services.

Insurance revenue related to insurance acquisition cash flows is calculated by systematically allocating the portion of premiums associated with these cash flows over time, reflecting the recovery of these cash flows. The same amount is recognized as insurance service costs.

② Recognition of insurance revenue under the premium allocation approach.

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period. However, if the pattern of release of risk expected during the coverage period significantly differs from the passage of time, the expected premium income is allocated according to the pattern expected for the incurring of insurance service expenses.

③ Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

i) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment elements).
ii) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).
iii) Loss component recognized in the group of onerous contracts at initial recognition and the changes of loss component relating the future services.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(r) Insurance contract(continued)

iii) Recognition of insurance revenue and insurance service expenses(continued)

④ The recognition of reinsurance revenue and reinsurance service expenses for groups of reinsurance contracts held.

The revenue and expenses arising from group of reinsurance contract held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of underlying insurance contract, with adjustments made to reflect the characteristics of reinsurance contracts (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

iv) Modification and derecognition

The Group derecognises the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is treated as changes in estimated of fulfilment cash flows. There were no instances during the current and prior periods where the original contract was derecognised and the modified contract was recognized as a new contract. When an insurance contract is extinguished (when the obligation specified in the insurance contract expires or is discharged or cancelled), The Group derecognises the insurance contract, adjusts the estimated cash flows and contractual service margin related to the removed contract within the group of insurance contracts, and reflects the derecognised contract in the number of coverage units of the group of insurance contracts issued.

v) Change in accounting treatment of accounting estimates measured in the interim financial statements

The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(r) Insurance contract(continued)

vi) Presentation

The Group separately presents the carrying amounts of insurance contract portfolio, which is an asset, the carrying amounts of the insurance contract portfolio, which is a liability, the carrying amounts of the reinsurance contract portfolio held, which is an asset, and the carrying amounts of the reinsurance contract portfolio held, which is a liability, respectively, in the consolidated statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the statement of comprehensive income.

The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has chosen an accounting policy to differentiate between insurance finance income (expenses) for the period as either recognized in the current income or in other comprehensive income. For insurance groups where changes in assumptions related to financial risks significantly impact policyholder benefits, the effective interest rate method is applied. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.

vii) Accounting policies related to transition

Under K-IFRS 1117, insurer is required to identify, recognize, and measure group of insurance contracts (using the fully retrospective approach) as if they had always applied K-IFRS 1117 before the transition date. However, if this method is impractical, they may choose to apply the modified retrospective approach or the fair value approach. However, for group of insurance contracts with certain direct participation features, even if they meet the criteria for applying the retrospective approach, the fair value approach may be applied.

The Group has applied the modified retrospective approach to group of insurance contracts issued within three years prior to the transition date (January 1, 2022, the beginning of the annual reporting period preceding the initial application date of K-IFRS 1117 *'Insurance Contracts'*), covering contracts issued from 2019 to 2021. For other group of insurance contracts and reinsurance contracts, the fair value approach has been adopted. Additionally, the Group adjusted the existing carrying amount based on historical cost to the current fulfilment value assessment.

The modified retrospective approach aims to achieve results very close to those of full retrospective application, utilizing reasonable and supportable information without undue costs or efforts. The fair value approach involves evaluating the group of insurance contracts issued using fair value measurements, as per K-IFRS 1113 *'Fair Value Measurement'*. When applying the fair value approach, items such as contractual service margins for remaining coverage are determined based on the difference between the fair value of the group of insurance contracts issued at the transition date and the fulfilment cash flows.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(s) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented as part of equity.

(t) Income tax

Shinhan Financial Group, the parent company of the Group, reported and paid corporate taxes by considering the entire domestic subsidiary company, including the Group, as a single tax unit, and the consolidated tax burden amount was counted as the current corporate tax liability. The deferred tax liabilities and assets are recognized as temporary differences between the carrying amount of assets and liabilities and the tax value, and items directly attributable to the Group among the future tax burden to be paid for tax losses and tax credits that can be carried forward and deducted.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

(u) The adoption of the Financial Supervisory Service's guidelines for the application of K-IFRS 1117.

The Financial Supervisory Service has issued the actuarial assumption guidelines for the application of K-IFRS 1117. The Group has incorporated these guidelines into the current financial statements, particularly regarding actuarial assumptions for non-cancellable and cancellable insurance contracts, recognition criteria for contractual service margin, and actuarial assumptions for medical insurance.

(v) Operating segments

The Group divides segments based on internal reporting data which is regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segments and evaluate their performance. The segment information reported to the Chief Operating Decision Maker includes items directly attributable to the segment and items that can be reasonably allocated.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(w) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2023, and have not been early adopted by the Group:

i) K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

ii) K-IFRS 1007 'Statement of Cash Flows' and K-IFRS 1107 'Financial Instruments: Disclosure'

The Group has mandated disclosure of the impact of Supplier Finance Arrangements on the Group's liabilities, cash flows, and liquidity risks. This amendment will be effective for accounting periods beginning on or after January 1, 2024, with early adoption permitted. The Group anticipates that this amendment will not have a significant impact on its financial statements.

iii) The following revised standards are not expected to have a significant impact on the Group .

- Lease liabilities arising from sale and leaseback transactions (K-IFRS 1116 '*Leases*')
- Crypto assets disclosure (K-IFRS 1001 *'Presentation of Financial Statements'*)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. **Financial risk management**

(a) Overview

The essence of the insurance business is to take over and manage risks. Insurance products, unlike other financial products, can be exposed to various risks during management activities because of its underlying nature of complex pricing elements and long contract periods. The Group has established and operated a risk management system to manage the nature of these complex insurance products and the various risks that may arise from uncertain external financial environments.

The Group manages various risks that may arise, and the main targets are credit risk, market risk, interest rate risk, operational risk and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with the risk management policies set by the Group.

i) Risk management principles

The Group's risk management is guided by the following core principles:

- Mutual harmonization of risk and profit
- Determines risk acceptance levels in accordance with business objectives and strategies;
- Management performance is measured and evaluated by reflecting risk;
- Diversify risks appropriately to prevent concentration of risks in specific sectors;
- Supervision and control of risk management shall be carried out independently from business activities; and
- Risk management uses formal procedures or methods, such as documents.

ii) Risk management organization

① Risk Management Committee

The Risk Management Committee, the highest risk-related decision making body, has established risk management policies such as risk recognition, measurement and control, and monitors its compliance.

② Risk Management Steering Committee

The Risk Management Steering Committee decides on matters affecting risks such as establishing measures according to the status of risk management by sector, establishing and adjusting basic policies on optimal management and procurement of assets and liabilities, entering new businesses or establishing and changing major policies. The committee reviews the resolutions of the Risk Management Committee.

③ Investment Steering Committee

The Investment Steering Committee is responsible for making credit and investment decisions, credit risk management and credit policy. The Risk Management Committee delegates details for risk management and efficient implementation of resolutions.

iii) Risk management procedures

The Group manages risk limits by type, such as market and credit risk, within the total risk limit determined by the Group's Risk Management Committee when establishing annual business plans, including annual financial plans, product portfolio plans, and RBC plans. In addition, the Group calculates and evaluates risks and the different types of risks on a monthly basis by comparing it with the risk tolerance limit then reports results to the management, as well as the risk management committee.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. **Financial risk management (continued)**

(b) Credit risk

i) overview

Credit risk is the risk of potential economic loss or the risk of a counterparty failing to meet its contractual obligations within terms of deposits, loans, securities etc., in which funds are provided in the form of loans or bond purchases, or a legal agreement of an underlying asset at a predetermined price to be exchanged at a specific future date, due to bankruptcy of a debtor, decrease in credit ratings, counterparty default etc. The Group aims to maintain the level of the risk and to minimize the realization of the risk by regulating a specific method of risk management for the risk of economic losses arising from a failure in meeting contractual obligations, such as bankruptcy of the debtor or counterparty default.

<Variables, assumptions, and techniques used to measure impairment>

① How to determine whether credit risk increases significantly after initial recognition

The Group assesses at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, and when assessing the significant increase in credit risk, the Group uses changes in the risk of a default occurring over the expected life of financial instrument, instead of using the changes in expected credit losses. To make this assessment, the risk of a default occurring on a financial instrument at the reporting date is compared with the risk of a default occurring on the financial instrument at the date of initial recognition and the Group considers information that is available, reasonable, and supportable without undue cost or effort as a reference to an indication of a significant increase in the credit risk after the initial recognition. This information includes data on defaults held by the Group and analysis by internal credit rating experts.

(i) Measurement of default risk

The Group assigns internal credit ratings to individual exposures based on observations found to have a reasonable correlation with default risks and judgments based on experience. Internal credit ratings are determined by considering both qualitative and quantitative factors that indicate the risk of default. These factors may vary depending on the nature of the exposure and the type of borrower.

(ii) Measurement of term structure of probability of default

The internal credit rating is the main input for determining the default rate period structure. The Group is accumulating information on the pattern of exposure exposed to credit risk and the type of product and next week and the internal credit rating results, and some portfolios utilize information obtained from external credit rating agencies. The Group applies statistical techniques to estimate the default rate for the remaining maturity of an exposure from accumulated data and to predict changes in the estimated default rate over time.

(iii) Significant increase in credit risk

The Group utilizes indicators defined by portfolio to determine significant increases in credit risk, which generally consist of changes in the estimated default risk from changes in internal credit ratings, qualitative factors, and the number of days past due.

The Group considers that the credit risk of a financial asset has increased significantly after the initial recognition if the number of days overdue for a specific exposure exceeds 30 days. The Group calculates overdue days from the earliest date when the Group has not fully received the contractual payments to be received from the borrower and the grace period granted to the borrower is not considered.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

① How to determine whether credit risk increases significantly after initial recognition (continued)

The Group periodically reviews the criteria for determining whether credit risk has increased significantly from the following points of view:

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.
- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

② Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified but the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. <u>Financial risk management (continued)</u>

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

③ Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:
- If a borrower is overdue 90 days or more from the contractual payment date,
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:
- Qualitative factors (e.g. breach of contract terms),
- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)
- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

④ Measurement of expected credit loss

The main variables used to measure expected credit loss are as follows:

- Probability of Default (PD)
- Loss Given Default (LGD)
- Exposure At Default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

④ Measurement of expected credit loss(continued)

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of item
- Internal credit rating
- Type of collateral
- Loan-To-Value ratio (LTV)
- Borrower's industry
- Location of the borrower or collateral
- Days overdue

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the experience.

⑤ Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects the expected future macroeconomic circumstance in the measurement of expected losses from a neutral perspective. The expected losses from this perspective reflect the most likely circumstances and are based on the same assumptions that the Group is based on when establishing business plans and management capabilities.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
Private Consumption growth rate	Negative
Growth rate of construction investment	Negative
Government bond 3y yields	-
Unemployment rate	Positive
GDP growth rate	Negative
Facility investment growth rate	Negative
Consumer price index growth rate	Positive
Balance on current account	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past more than ten years.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. <u>Financial risk management (continued)</u>

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

⑤ Reflection of forward-looking information(continued)

The recent default rate is an important reference when estimating the default rate considering the future economic outlook.

⑥ Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Limits and Risk Management Principles

The Group's credit risk management principles are as follows.
- Establish and comply with soundness management indicators and allowable limits for credit loans.
- Manage through periodic credit screening.
- Comply with credit risk limits and investment limits.
- For asset management, organize and operate an appropriate portfolio and avoid biased investment.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iii) Maximum exposure to credit risk

The Group's maximum exposure to credit risk as of December 31, 2023 and 2022 are as follows:

		2023		
		General (*1)	Performance Dividend(*2)	Total
Due from banks and loans at amortized cost (*3)(*4):				
Banks	₩	1,252,129	273,756	1,525,885
Retail				
- Residential mortgage		524,134	-	524,134
- Others		263,896	-	263,896
Government/Public sector/Central bank		159,975	71,200	231,175
Corporations				
- Conglomerate		38,111	148,582	186,693
- SMEs		233,657	-	233,657
- Special financing		2,495,467	-	2,495,467
Due from banks at fair value through profit or loss:				
Banks		30,743	-	30,743
	₩	4,967,369	493,538	5,460,907
Securities at fair value through profit or loss		5,748,837	3,861,683	9,610,520
Securities at fair value through other comprehensive income		35,564,618	-	35,564,618
Securities at amortized cost (*4)		4,348,023	-	4,348,023
Derivative assets		121,594	871	122,465
Receivables at amortized cost (*4)		1,023,978	129,054	1,153,032
Off-balance sheet accounts				
Unused loan commitments		424,203	-	424,203
Investment agreements		1,385,077	-	1,385,077
	₩	53,614,442	4,485,146	58,099,588

(*1) This is the total amount of general accounts and retirement pension principal guarantee products.
(*2) This is the total amount of variable life insurance and retirement pension performance dividend-type products.
(*3) The due from banks at amortized cost includes cash equivalents.
(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the net amount less credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iii) Maximum exposure to credit risk (continued)

The Group's maximum exposure to credit risk as of December 31, 2023 and 2022 are as follows: (continued)

		2022		
		General (*1)	Performance Dividend(*2)	Total
Due from banks and loans at amortized cost (*3)(*4):				
Banks	₩	995,387	397,085	1,392,472
Retail				
- Residential mortgage		621,327	-	621,327
- Others		238,193	-	238,193
Government/Public sector/Central bank		159,914	53,800	213,714
Corporations				
- Conglomerate		114,378	97,141	211,519
- SMEs		270,642	-	270,642
- Special financing		2,924,818	-	2,924,818
- Others		889	-	889
Due from banks at fair value through profit or loss:				
Banks		26,116	-	26,116
	₩	5,325,548	548,026	5,873,574
Securities at fair value through profit or loss		6,437,774	3,732,514	10,170,288
Securities at fair value through other comprehensive income		32,598,753	-	32,598,753
Securities at amortized cost (*4)		4,338,766	-	4,338,766
Derivative assets		95,101	137	95,238
Receivables at amortized cost (*4)		939,659	123,058	1,062,717
Off-balance sheet accounts				
Unused loan commitments		656,238	-	656,238
Investment agreements		1,640,221	-	1,640,221
	₩	52,058,176	4,403,735	56,461,911

(*1) This is the total amount of general accounts and retirement pension principal guarantee products.
(*2) This is the total amount of variable life insurance and retirement pension performance dividend-type products.
(*3) The due from banks at amortized cost includes cash equivalents.
(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the net amount less credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments

Details of impaired financial assets due to credit risk as of December 31, 2023 and 2022 are as follows:

		2023							
		12-month expected loss		**Life-time expected loss**					**Mitigation of**
		Grade 1(*1)	**Grade 2(*1)**	**Grade 2(*1)**	**Impaired**	**Total**	**Allowances**	**Net**	**credit risk due to collateral**
Due from banks and loans at amortized cost (*2):									
Banks	₩	1,527,690	691	-	-	1,528,381	(2,496)	1,525,885	-
Retail									
- Residential mortgage		494,884	12,449	13,729	3,414	524,476	(342)	524,134	516,433
- Others		232,913	30,050	10,868	10,835	284,666	(20,770)	263,896	-
Government/Public sector/Central bank		231,250	-	-	-	231,250	(75)	231,175	-
Corporations									
- Conglomerate		163,369	784	23,866	-	188,019	(1,326)	186,693	-
- SMEs		214,115	19,840	-	-	233,955	(298)	233,657	19,808
- Special financing		2,323,111	-	187,201	-	2,510,313	(14,846)	2,495,467	470,177
		5,187,332	63,814	235,664	14,249	5,501,060	(40,153)	5,460,907	1,006,418
Securities at fair value through other comprehensive income (*3)		35,564,618	-	-	-	35,564,618	-	35,564,618	-
Securities at amortized cost		4,348,231	-	-	-	4,348,231	(208)	4,348,023	-
Receivables at amortized cost		1,145,883	313	2,176	44,921	1,193,293	(40,261)	1,153,032	1,933
Ending balance	₩	46,246,064	64,127	237,840	59,170	46,607,202	(80,622)	46,526,580	1,008,351

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments (continued):

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.
(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ₩9,466 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments (continued)

Details of impaired financial assets due to credit risk as of December 31, 2023 and 2022 are as follows (continued):

		2022						
		12-month expected loss		**Life-time expected loss**				**Mitigation of credit risk due to collateral**
		Grade 1(*1)	**Grade 2(*1)**	**Grade 2(*1)**	**Impaired**	**Total**	**Allowances**	**Net**	
Due from banks and loans at amortized cost (*2):									
Banks	₩	1,394,345	257	-	-	1,394,602	(2,130)	1,392,472	-
Retail									
- Residential mortgage		534,856	34,923	50,888	1,690	622,357	(1,030)	621,327	609,081
- Others		219,943	22,846	5,977	8,199	256,965	(18,772)	238,193	-
Government/Public sector/Central bank		213,827	-	-	-	213,827	(113)	213,714	-
Corporations									
- Conglomerate		190,775	3,538	18,758	-	213,071	(1,552)	211,519	-
- SMEs		251,058	19,985	-	-	271,043	(401)	270,642	19,852
- Special financing		2,890,470	-	39,986	-	2,930,456	(5,638)	2,924,818	706,923
- Others		889	-	-	-	889	-	889	889
		5,696,163	81,549	115,609	9,889	5,903,210	(29,636)	5,873,574	1,336,745
Securities at fair value through other comprehensive income (*3)		32,598,753	-	-	-	32,598,753	-	32,598,753	-
Securities at amortized cost		4,339,081	-	-	-	4,339,081	(315)	4,338,766	-
Receivables at amortized cost		1,055,819	239	2,174	43,513	1,101,745	(39,028)	1,062,717	2,580
Ending balance	₩	43,689,816	81,788	117,783	53,402	43,942,789	(68,979)	43,873,810	1,339,325

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments (continued):

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.
(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ₩ 13,752 million.

Impairment information related to credit risk of off-balance sheet accounts:

Impairment information related to credit risk of unused loan commitments and capital commitments as of December 31, 2023 and 2022 are as follows:

		2023		2022
		Credit risk exposure for 12-month expected credit loss	**Total expected credit losses for 12-month**	**Credit risk exposure for 12-month expected credit loss**
Grade 1	₩	1,756,342	-	2,296,459
Grade 2		-	52,938	-
Total		1,756,342	52,938	2,296,459

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

		Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
					2023					
Due from banks and loans at amortized cost (*):										
Banks	₩	1,525,885	-	-	-	-	-	-	-	1,525,885
Retail										
- Residential mortgage		-	-	-	-	-	-	-	524,134	524,134
- Others		-	-	-	-	-	-	-	263,896	263,896
Government/Public sector/Central bank		159,939	-	-	-	-	-	71,236	-	231,175
Corporations										
- Conglomerate		152,139	31,549	-	-	-	-	3,005	-	186,693
- SMEs		9,320	47,153	-	159,807	-	-	17,377	-	233,657
- Special financing		86,218	167,216	-	1,448,574	162,200	-	631,259	-	2,495,467
		1,933,501	245,918	-	1,608,381	162,200	-	722,877	788,030	5,460,907
Due from banks at fair value through profit or loss		30,743	-	-	-	-	-	-	-	30,743
Securities at fair value through profit or loss		880,278	52,405	-	29,924	17,841	-	8,630,072	-	9,610,520
Securities at fair value through other comprehensive income		6,890,407	1,035,818	230,715	1,046,629	1,239,793	10,882	25,110,374	-	35,564,618
Securities at amortized cost		160,062	-	-	119,663	62,971	-	4,005,327	-	4,348,023
Off-balance sheet accounts										
Unused loan commitments		-	-	-	270,260	102,886	-	51,057	-	424,203
Investment agreements		-	-	-	3,516	-	-	1,381,561	-	1,385,077
	₩	9,894,991	1,334,141	230,715	3,078,373	1,585,691	10,882	39,901,268	788,030	56,824,091

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

4. Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows: (continued)

		2022								
		Finance and insurance	**Manu-facturing**	**Retail and wholesale**	**Real estate and service**	**Construction service**	**Hotel and food service**	**Others**	**Retail**	**Total**
Due from banks and loans at amortized cost (*):										
Banks	₩	1,392,472	-	-	-	-	-	-	-	1,392,472
Retail										
- Residential mortgage		-	-	-	-	-	-	-	621,327	621,327
- Others		-	-	-	-	-	-	-	238,193	238,193
Government/Public sector/Central bank		159,895	-	-	-	-	-	53,819	-	213,714
Corporations										
- Conglomerate		151,217	57,302	-	-	-	-	3,000	-	211,519
- SMEs		32,684	51,986	-	167,876	-	-	18,096	-	270,642
- Special financing		197,663	186,099	-	1,760,936	168,987	-	611,133	-	2,924,818
-Others		-	-	-	-	-	889	-	-	889
		1,933,931	295,387	-	1,928,812	168,987	889	686,048	859,520	5,873,574
Due from banks at fair value through profit or loss		26,116	-	-	-	-	-	-	-	26,116
Securities at fair value through profit or loss		990,706	108,253	-	24,335	16,925	-	9,030,069	-	10,170,288
Securities at fair value through other comprehensive income		6,435,440	1,088,807	280,780	947,113	1,210,180	10,333	22,626,100	-	32,598,753
Securities at amortized cost		160,067	-	-	120,561	62,955	-	3,995,183	-	4,338,766
Off-balance sheet accounts										
Unused loan commitments		-	37,000	-	460,255	94,377	-	64,606	-	656,238
Investment agreements		-	-	-	-	-	-	1,640,221	-	1,640,221
	₩	9,546,260	1,529,447	280,780	3,481,076	1,553,424	11,222	38,042,227	859,520	55,303,956

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

Classification		2023						
		Korea	USA	UK	Japan	Vietnam	Other	Total
Due from banks and loans at amortized cost								
Banks	₩	1,210,608	68,259	31	100	107,209	139,678	1,525,885
Retail								
- Residential mortgage		524,134	-	-	-	-	-	524,134
- Others		263,896	-	-	-	-	-	263,896
Government/Public								
sector/Central bank		231,175	-	-	-	-	-	231,175
Corporations								
- Conglomerate		170,515	11,245	34	743	-	4,156	186,693
- SMEs		233,657	-	-	-	-	-	233,657
- Special financing		2,495,467	-	-	-	-	-	2,495,467
		5,129,452	79,504	65	843	107,209	143,834	5,460,907
Due from banks at fair value through								
profit or loss		-	30,743	-	-	-	-	30,743
Securities at fair value through profit or loss		8,103,889	1,108,322	65,206	23,352	-	309,751	9,610,520
Securities at fair value through other								
comprehensive income		32,737,419	1,449,998	39,827	-	-	1,337,374	35,564,618
Securities at amortized cost		4,348,023	-	-	-	-	-	4,348,023
Off-balance sheet accounts								
Unused loan commitments		424,203	-	-	-	-	-	424,203
Investment agreements		1,244,962	112,710	-	-	-	27,405	1,385,077
	₩	51,987,948	2,781,277	105,098	24,195	107,209	1,818,364	56,824,091

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows (continued):

Classification		Korea	USA	UK	Japan	Vietnam	Other	Total
					2022			
Due from banks and loans at amortized cost								
Banks	₩	1,075,497	70,879	24	-	111,921	134,151	1,392,472
Retail								
- Residential mortgage		621,327	-	-	-	-	-	621,327
- Others		238,193	-	-	-	-	-	238,193
Government/Public								
sector/Central bank		213,714	-	-	-	-	-	213,714
Corporations								
- Conglomerate		196,293	10,946	7	895	-	3,378	211,519
- SMEs		270,642	-	-	-	-	-	270,642
- Special financing		2,924,818	-	-	-	-	-	2,924,818
- Others		889	-	-	-	-	-	889
		5,541,373	81,825	31	895	111,921	137,529	5,873,574
Due from banks at fair value through								
profit or loss		-	26,116	-	-	-	-	26,116
Securities at fair value through profit or loss		8,944,634	814,645	54,963	20,635	-	335,411	10,170,288
Securities at fair value through other								
comprehensive income		30,328,434	1,159,075	35,647	-	-	1,075,597	32,598,753
Securities at amortized cost		4,338,766	-	-	-	-	-	4,338,766
Off-balance sheet accounts								
Unused loan commitments		656,238	-	-	-	-	-	656,238
Investment agreements		1,086,804	528,271	-	-	-	25,146	1,640,221
	₩	50,896,249	2,609,932	90,641	21,530	111,921	1,573,683	55,303,956

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Overview

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. Market risk exposures include securities, derivative financial transactions, assets and liabilities denominated in foreign currencies, and assets and liabilities of variable insurance.

ii) Limit and Risk Management Principles

① Limit Management

The market risk limit is approved by the Risk Management Committee reflecting the management plan and risk management plan at the end of each year and monitors the compliance on a daily basis. If the market risk exceeds 95% of the limit setting, the department in charge of risk management should notify each department in charge, and each department should establish risk management measures such as position and limit reduction and hedging transactions and report it to the risk management department.

② Risk Management Principle

The risk management principles of market risk are as follows:

i) It is managed through periodic forecasts of financial market variables such as interest rates, stock prices, and exchange rates.
ii) It adheres to market risk limits and investment limits.
iii) It operates stop-loss limits to control risks within a certain range, and decisions on setting or changing stop-loss criteria are made by resolution of the Risk Management Committee.
iv) It constructs and manages a diversified portfolio and avoids concentrated investments.

③ Stress test

The stress test is divided into a periodic analysis given a scenario model and an irregular analysis of early risk detection indicators when they reach a critical point. The stress test is conducted at least once a year and reported to the Risk Management Committee and management within three months after the analysis point.

In the case of regular analysis, the Group analyses the impact on net income and solvency amount through scenarios based on past historical events, divided into stock price, interest rate and exchange rate.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. <u>Financial risk management (continued)</u>

(c) Market risk (continued)

iii) Market risk management

Market risk management focuses on the potential losses associated with the Group's trading positions due to fluctuations in interest rates, stock prices, exchange rates, and commodity prices, as well as variable insurance guarantee risks.

① Market risk measurement technique

Market risk VaR (Value At Risk) is measured using the Delta-Normal method based on the volatility of price, interest rate, and exchange rate-related assets over the preceding one year, aiming to estimate the maximum potential loss that could occur within the target period at the specified confidence level. The variable insurance guarantee risk amount is measured using shock scenario methodology.

② Risk management and risk reduction policy

The Group regulates various limits, including the VaR limit, to manage market risk. Market risk limits are assigned on a daily basis by VaR to check business compliance. Risk management departments regularly monitor whether the operation department complies with these limits and report them to the management and risk management committee.

③ Foreign exchange risk

Since the Group holds foreign currency assets, it is exposed to the risk of dollar and other foreign currency-related exchange rate volatilities. Foreign exchange risks occur in relation to future forecast transactions, recognized assets, etc., and the exposure to risks caused by currency volatilities is managed within the limits prescribed by the approved policy using currency forward and currency swap agreements.

The Group calculates the exposure by converting the foreign currency assets and contractual amounts held at the exchange rate at the end of the reporting period, and hedges foreign currency assets to avoid currency risks arising from foreign investment. Accordingly, through currency swaps or currency forward contracts when investing in foreign bonds, the Group offsets any gains or losses arising from foreign exchange rate fluctuations that may occur during future investments.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(c) Market risk (continued)

iv) Types of risk

iv-1) Trading position

The details of the VaR for the trading positions held by the Group as of December 31, 2023 and 2022 are as follows:

		2023			
		Average	**Maximum**	**Minimum**	**December 31**
Interest rate risk	₩	3,052	7,594	1,796	1,796
Stock price risk		8,623	10,798	7,183	7,522
Foreign exchange risk		64,946	78,793	51,695	52,394
Option volatility risk		955	1,693	420	1,233
Total	₩	77,576	98,878	61,094	62,945

(*) The market risk exposure for performance dividend-type assets held is ₩ 5,346,730 million as of December 31, 2023, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is ₩ 228,451 million as of December 31, 2023.

		2022			
		Average	**Maximum**	**Minimum**	**December 31**
Interest rate risk	₩	3,412	6,756	1,253	3,415
Stock price risk		9,441	11,034	6,206	9,505
Foreign exchange risk		15,620	28,463	4,470	28,463
Option volatility risk		179	494	11	494
Total	₩	28,652	46,747	11,940	41,877

(*) The market risk exposure for performance dividend-type assets held is ₩ 5,061,839 million as of December 31, 2022, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is ₩ 366,776 million as of December 31, 2022.

v) Composition of foreign currency assets and liabilities by currency

The Group has foreign currency assets, etc., and thus is exposed to the risk of fluctuations in exchange rates related to the dollar and other foreign currencies. Foreign exchange risk occurs in relation to expected future transactions and recognized assets, and the dsegree of exposure to risk due to exchange rate fluctuations is managed within the limits prescribed by the approved policy using currency guidance and currency swap contracts.

The Group calculates the exposure by converting the foreign currency assets and the contract amount held at the exchange rate at the end of the reporting period and performs exchange hedging on foreign currency assets to avoid foreign exchange risks arising from overseas investment. Accordingly, when investing in overseas bonds, etc., the gains and losses from exchange rate fluctuations that may occur during the future investment period are offset through currency swaps or currency forward contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of USD, EUR, AUD, SEK, VND, and Won)

		2023												
		USD		EUR		AUD		SEK		VND		Others(*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	
Assets:														
Cash and due from banks at amortized cost	₩	46	58,342	7	10,282	1	724	-	-	20,574	109,453	1	1,806	180,607
Due from banks at FVTPL		24	30,743	-	-	-	-	-	-	-	-	-	-	30,743
Securities at FVTPL		1,127	1,452,939	28	39,265	14	12,019	-	-	-	-	25	32,751	1,536,974
Financial assets at FVOCI		1,574	2,029,269	379	540,509	570	502,035	3,849	496,481	-	-	31	39,827	3,608,121
Receivables at amortized cost		117	151,459	5	7,266	10	8,449	68	8,828	1,349	7,176	-	490	183,668
	₩	2,888	3,722,752	419	597,322	595	523,227	3,917	505,309	21,923	116,629	57	74,874	5,540,113
Liabilities:														
Other financial liabilities	₩	1	2,301	-	-	-	-	-	-	-	-	-	-	2,301
	₩	1	2,301	-	-	-	-	-	-	-	-	-	-	2,301
On-balance, net exposure	₩	2,887	3,720,451	419	597,323	595	523,227	3,917	505,309	21,923	116,629	57	74,874	5,537,812
Off-balance derivative net exposure (*2)		(2,428)	(3,130,593)	(440)	(628,137)	(632)	(556,240)	(4,480)	(577,884)	-	-	(59)	(75,520)	(4,968,374)
Net position	₩	459	589,858	(21)	(30,815)	(37)	(33,013)	(563)	(72,575)	21,923	116,629	(2)	(646)	569,438

(*1) The foreign currency amount is denominated in USD.

(*2) Derivative contract amount.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows (continued):

(In millions of USD, EUR, AUD, SEK, GBP, VND, and won)

		2022												
		USD		EUR		AUD		SEK		VND		Others(*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	
Assets:														
Cash and due from banks at amortized cost	₩	58	74,047	3	3,839	1	917	-	-	21,132	113,477	1	1,815	194,095
Due from banks at FVTPL		21	26,116	-	-	-	-	-	-	-	-	-	-	26,116
Securities at FVTPL		946	1,199,552	26	35,124	13	11,279	-	-	-	-	35	44,864	1,290,819
Financial assets at FVOCI		1,310	1,659,563	322	435,052	204	175,477	3,612	437,622	-	-	28	35,647	2,743,361
Receivables at amortized cost		104	131,486	5	6,351	2	1,446	68	8,292	799	4,292	1	1,281	153,148
	₩	2,439	3,090,764	356	480,366	220	189,119	3,680	445,914	21,931	117,769	65	83,607	4,407,539
Liabilities:														
Debentures	₩	350	443,555	-	-	-	-	-	-	-	-	-	-	443,555
Other financial liabilities		7	9,590	-	-	-	-	-	-	542	2,909	2	2,086	14,585
	₩	357	453,145	-	-	-	-	-	-	542	2,909	2	2,086	458,140
On-balance, net exposure	₩	2,082	2,637,619	356	480,366	220	189,119	3,680	445,914	21,389	114,860	63	81,521	3,949,399
Off-balance derivative net exposure (*2)		(1,614)	(2,045,439)	(381)	(514,126)	(333)	(285,624)	(5,229)	(633,642)	-	-	(25)	(31,281)	(3,510,112)
Net position	₩	468	592,180	(25)	(33,760)	(113)	(96,505)	(1,549)	(187,728)	21,389	114,860	38	50,240	439,287

(*1) The foreign currency amount is denominated in USD.
(*2) Derivative contract amount.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. <u>Financial risk management (continued)</u>

(d) Interest rate risk

i) Overview

Interest rate risk is economic loss risk arising from future changes in market interest rates and differences in the maturity of assets and liabilities and refers to the negative effects of changes in the present value of future cash flows from assets and liabilities on the net asset value of insurance companies.

ii) Limit and risk management principles

① Limit management

The interest rate risk limit is approved by the Risk Management Committee, reflecting the management plan and risk management plan at the end of each year, and monitors compliance with the monthly limit. If the interest rate risk exceeds 95% of the limit, the department in charge of risk management must notify each department in charge, and each department must establish and report risk management measures such as changes in position and portfolio to the risk management department.

② Risk management principle

The risk management principles of interest rate risk are as follows:

i) It is managed through periodic forecasts of interest rate market variables.
ii) It adheres to interest rate risk limits and investment limits.
iii) It measures and manages risks through duration gap analysis, net asset value simulations, and maximum loss estimates.

iii) Interest rate risk management in non-trading positions

The Group seeks to secure stable profits by managing the decrease in net asset value and fluctuations in profits in the financial sector, which will be caused by changes in interest rates.

① Interest Rate VaR (Value at Risk)

Interest rate VaR is the maximum amount of loss the Group can incur in a given period of time if adverse market price changes occur within a certain confidence interval by predicting future distribution of market prices, such as stock prices and exchange rates, and is expected to reduce the maximum net asset value over the next year due to changes in interest rates.

Interest rate VaR is a technique to assess and manage the amount of maximum losses probabilistically by identifying the fluctuation distribution of NPVs caused by a number of interest rate synergies, and is an economic loss risk caused by changes in future market rates and differences in the maturity of assets and liabilities. Interest-bearing assets exclude financial assets acquired for short-selling purposes, assets that receive only commissions without interest, and assets that are fixed under the asset soundness category, and interest-bearing liabilities are the sum of the premium and non-excess premium reserves.

For the year ended December 31, 2023, the VaR for the non-trading position held by the Group is ₩ 1,066,773 million, an increase of ₩ 763,111 million in comparison to December 31, 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(e) Liquidity risk

i) Overview

Liquidity risk refers to the risk that assets and liabilities are subject to mismatches or failure to respond to unexpected fund outflows. The liquidity risk is calculated using liquidity liabilities, such as the amount of three-month payment insurance, and liquidity assets under three months. Liquidity liabilities are calculated based on a probabilistic scenario in which payments and cash outflows (such as operating expenses) are calculated, and liquidity assets are calculated by future cash inflows (such as premium income) based on probabilistic scenario and consumer behavior models

ii) Limit and risk management principle

① Limit management

The liquidity risk limit is implemented with the approval of the Risk Management Committee by reflecting the management plan and risk management plan for the upcoming year at the end of each year, and compliance with the limit is monitored monthly. If the liquidity risk exceeds 95% of the limit, the department in charge of risk management shall notify each department, and departments informed shall establish risk management measures such as changes in position and portfolio and report them to the risk management department.

② The risk management principles of liquidity risk are as follows.

- Retain management strategies including liquidity risk management goals, management policies, and internal control systems
- Establish a framework for calculation and management of an actual liquidity gap that reflects actual maturity of assets and liabilities, changes in consumer behaviour (such as overdue days), external transactions, new handling and procurement amount
- Conduct a liquidity forecast analysis regularly considering the economic and financial environment, such as market interest rates
- Manage risks by conducting a liquidity forecast analysis on a regular basis, properly diversifying the procurement and operation of the fund, in order to avoid concentration at a certain point of time
- Establish contingency plans in case of a liquidity crisis

The Group establishes a fund operation plan to defend against liquidity risk in the event of fund operation, taking into account the matching ratio with liquidity liabilities through the monthly analysis of the capital account balance. In addition, the Group prepares for a liquidity crisis by setting up a contingency plan and minimizing the losses caused by the mismatch in the financial dates of the asset liabilities by taking into account not only the expected funding needs per currency but also the unexpected funding needs.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

4. Financial risk management (continued)

(e) Liquidity risk (continued)

iii) Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts.

Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts as of December 31, 2023 and 2022 are as follows:

		2023						
		Less than 1 month	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**More than 5 years**	**Total**
Non-derivative financial assets:								
Cash and due from banks at amortized cost	₩	683,678	193,056	7,452	7,894	196,916	958,857	2,047,853
Due from banks at fair value through profit or loss		-	-	-	-	-	30,743	30,743
Securities at fair value through profit or loss		156,529	6,399	46,597	59,743	1,529,058	9,298,241	11,096,567
Securitie at fair value through other comprehensive income		46,397	103,732	158,575	299,663	6,357,495	28,709,117	35,674,980
Securities at amortized cost		493	40,007	15,793	58,328	1,383,954	4,260,061	5,758,636
Loans at amortized cost		98,787	249,514	187,160	407,305	1,515,132	2,020,972	4,478,870
Receivables at amortized cost		136,178	36,683	6,734	147,360	260,500	608,714	1,196,169
	₩	1,122,062	629,391	422,311	980,293	11,243,055	45,886,706	60,283,818
Non-derivative financial liabilities:								
Borrowings	₩	-	-	-	-	-	17,835	17,835
Debentures		-	3,900	3,900	7,800	354,600	-	370,200
Other financial liabilities(*1)		130,425	38,692	31,030	58,231	9,468	165	268,011
Lease liabilities(*1)		4,453	6,010	8,819	16,755	69,535	842	106,414
Investment contract liabilities		245,354	201,983	103,893	538,401	742,195	-	1,831,826
	₩	380,232	250,585	147,642	621,187	1,175,798	18,842	2,594,286
Derivatives:								
Cash inflows(*2)	₩	80,516	165,210	448,263	632,159	3,750,152	26,738	5,103,038
Cash outflows(*2)		(80,719)	(251,229)	(634,303)	(655,299)	(5,329,297)	(27,952)	(6,978,799)
	₩	(203)	(86,019)	(186,040)	(23,140)	(1,579,145)	(1,214)	(1,875,761)
Off-balance sheet accounts:								
Unused loan commitments	₩	424,203	-	-	-	-	-	424,203
Investment agreements		1,385,077	-	-	-	-	-	1,385,077
	₩	1,809,280	-	-	-	-	-	1,809,280

(*1) It is classified according to the maturity of the contractual cash flows before the discount of lease liabilities and other financial liabilities.

(*2) Hedge derivatives are contractual amounts, including principal and interest, and trading derivatives are carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk (continued)

iii) Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts (continued).

Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts as of December 31, 2023 and 2022 are as follows (continued):

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
2022								
Non-derivative financial assets:								
Cash and due from banks at amortized cost	₩	936,952	66,040	3,486	25,277	114,999	737,917	1,884,671
Due from banks at fair value through profit or loss		-	-	-	-	-	26,116	26,116
Securities at fair value through profit or loss		1,052,155	11,164	10,559	101,964	1,665,241	8,660,030	11,501,113
Financial assets at fair value through other comprehensive income		10,410,763	60,939	83,330	239,150	3,588,677	18,370,944	32,753,803
Securities at amortized cost		19,622	7,600	2,363	29,585	1,226,124	3,769,969	5,055,263
Loans at amortized cost		108,780	66,747	358,025	562,616	1,777,620	2,319,164	5,192,952
Receivables at amortized cost		265,274	30,863	13,815	168,165	85,421	541,492	1,105,032
	₩	12,793,546	243,353	471,578	1,126,757	8,458,082	34,425,632	57,518,950
Non-derivative financial liabilities:								
Borrowings	₩	-	10,090	-	-	-	1,271	11,361
Debentures		-	2,015	213,326	454,866	-	-	670,207
Other financial liabilities(*1)		204,223	43,471	8,049	66,144	5,878	2,462	330,227
Lease liabilities(*1)		3,402	6,330	9,183	17,013	85,966	3,502	125,396
Investment contract liabilities		58,181	94,127	196,784	1,632,548	314,761	-	2,296,401
	₩	265,806	156,033	427,342	2,170,571	406,605	7,235	3,433,592
Derivatives:								
Cash inflows(*2)	₩	51,853	187,521	425,836	625,015	2,642,362	-	3,932,587
Cash outflows(*2)		(51,687)	(198,534)	(425,374)	(807,796)	(4,091,846)	-	(5,575,237)
	₩	166	(11,013)	462	(182,781)	(1,449,484)	-	(1,642,650)
Off-balance sheet accounts:								
Unused loan commitments	₩	656,238	-	-	-	-	-	656,238
Investment agreements		1,640,221	-	-	-	-	-	1,640,221
	₩	2,296,459	-	-	-	-	-	2,296,459

(*1) It is classified according to the maturity of the contractual cash flows before the discount of lease liabilities and other financial liabilities.

(*2) Hedge derivatives are contractual amounts, including principal and interest, and trading derivatives are carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance Risk management**

(a) Overview of the insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occured. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there are more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. The Group takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policyholders .

Insurance accidents in life insurance include not only the death of the policyholders (insured) but also survival, disability and hospitalization.

The Group basically classifies the The Group's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted   rate linked , and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, The Group assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

The Group uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. Insurance Risk (continued)

(a) Overview of the insurance risk(continued)

① Acceptance strategy

Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, The Group can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups is one of the major acceptance strategies.

② Reinsurance strategy

The risk of reinsurance contracts held to The Group is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by The Group shall be determined by considering The Group 's assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. The Group 's insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about The Group 's insurance liabilities.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance Risk (continued)**

(b) Insurance risk management policy

1) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of The Group's risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

The Group divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability/disease risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to The Group in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, The Group calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

2) Insurance risk management organization and management method

The Group measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, The Group establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Group supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

① Insurance risk management

The Group develops insurance products with proper profitability by setting the profitability guidelines from the time of product development,   establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance Risk (continued)**

(b) Insurance risk management policy(continued)

② Interest rate risk management

The Group is establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. The Group also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

③ Liquidity risk management

The Group inspects and manages the amount of claims paid insurance and liquid assets periodically.

(c) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having , can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the risk-based capital ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company's solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. Insurance Risk (continued)

(d) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

① Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. The Group's reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

② Interest rate risk

Interest rate risk means the risk that arises when The Group's financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. The Group manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

③ Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of The Group's liabilities and discretionary participation features, are factors used to determine the level of risk associated with The Group 's liquidity.

The purpose of The Group 's management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. The Group's main liquidity risk management methods are as follows:
- Regularly inspect and manage the amount of insurance payments and liquid assets
- Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.
- Monitoring liquidity ratios by running liquidity stress tests
- Establishment of asset liability management strategy considering insurance contract liability cash flow

④ Market risk

Market risk refers to the risk of loss arising when The Group's financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. The Group carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance risk management (continued)**

(e) Concentration of insurance risk

1) The concentration of insurance risks by region as of December 31, 2023 and December 31, 2022 are as follow:

		2023		
		Insurance contracts	**Reinsurance contracts**	**Total**
Domestic	₩	38,360,261	161,301	38,521,562
International		5,001	-	5,001
	₩	38,365,262	161,301	38,526,563

		2022		
		Insurance contracts	**Reinsurance contracts**	**Total**
Domestic	₩	36,002,250	181,799	36,184,049
International		1,528	-	1,528
	₩	36,003,778	181,799	36,185,577

2) The amount of foreign currency insurance liabilities as of December 31, 2023 and December 31, 2022 are as follow:

(In thousands of USD, EUR and In millions of won)			2023		2022	
			Foreign currency amount	**KRW converted amount**	**Foreign currency amount**	**KRW converted amount**
Foreign Currency	USD	₩	192,052	247,632	211,551	268,099
Insurance Liabilities	EUR		124	177	105	141
	VND		94,010	5,001	28,455	1,528
		₩		252,810		269,768

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. Insurance risk management (continued)

(f) Sensitivity of Insurance Risks

The impact of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2023 and December 31, 2022 are as follow:

	Scenario		Before reflecting the reinsurance effect	After reflecting the reinsurance effect
	2023			
Base amount		₩	35,404,236	35,676,176
Sensitivity results	The mortality rate increased by 3.27%		138,527	135,137
	The mortality rate decreased by 4.58%		29,693	27,888
	The disability and illness (fixed benefit) risk rate increased by 3.4%		599,816	563,325
	Surrender rate increased by 9.16%		767,996	742,853
	The expense ratio increased by 2.62% and the inflation rate increased by 0.26 percentage points.	₩	162,860	162,860

	Scenario		Before reflecting the reinsurance effect	After reflecting the reinsurance effect
	2022			
Base amount		₩	33,055,694	33,341,709
Sensitivity results	The mortality rate increased by 3.27%		126,983	123,821
	The mortality rate decreased by 4.58%		25,181	25,016
	The disability and illness (fixed benefit) risk rate increased by 3.4%		581,288	552,636
	Surrender rate increased by 9.16%		801,927	778,017
	The expense ratio increased by 2.62% and the inflation rate increased by 0.26 percentage points.	₩	155,945	155,945

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. <u>Insurance risk management (continued)</u>

(g) The credit risk arising from insurance contracts

The amount of the reinsurance contracts held, which is an asset according to risk level, as of December 31, 2023 and December 31, 2022 are as follow:

		2023		2022	
		Reinsurance Assets for Remaining Coverage	Reinsurance Assets for Incurred Claim	Reinsurance Assets for Remaining Coverage	Reinsurance Assets for Incurred Claim
AA+ ~ AA-	₩	38,207	5,204	20,909	5,461

(h) Interest rate risk arising from insurance contracts

The impact of exposure to interest rate risk and interest rate changes on profit and loss and capital as of December 31, 2023 and December 31, 2022 are as follow:

① Interest rate risk exposure

		2023	2022
Exposure to financial products measured at fair value (*1)	₩	46,683,984	44,054,707
Insurance contract exposure (*2)		36,763,725	34,441,623
Net exposure (financial products - insurance contracts)		9,920,259	9,613,084

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).
(*2) It is the total amount excluding the contractual service margin from the remaining coverage elements of insurance contract liabilities and reinsurance contract assets (liabilities).

② Interest Rate Risk Sensitivity

			2023		2022	
			Profit and loss effect	Capital effect	Profit and loss effect	Capital effect
100bp Increase	Insurance contracts (*1)	₩	-	3,412,769	-	2,744,382
	Reinsurance contract (*1)		-	15,543	-	19,258
	Financial assets (*2)		(37,574)	(4,258,875)	(42,894)	(3,662,687)
100bp Decrease	Insurance contracts (*1)		-	(4,382,646)	-	(3,533,390)
	Reinsurance contract (*1)		-	(17,723)	-	(22,266)
	Financial assets (*2)		37,574	4,258,875	42,894	3,662,687

(*1) This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.
(*2) Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effect is the change in financial assets recognized at fair value through profit or loss, and the capital effect is the change in financial assets measured at fair value through other comprehensive income.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. <u>Insurance risk management (continued)</u>

(i) Liquidity risk arising from insurance contracts

The maturity amount of undiscounted remaining contractual cash flow as of December 31, 2023 and December 31, 2022 are as follow. This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

		2023						
		Less than 1 year	**1~2 year**	**2~3 year**	**3~4 year**	**4~5 years**	**More than 5 years**	**Total**
Insurance Contracts								
General insurance:								
Cash inflows	₩	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash outflows		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)
	₩	(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)
Variable insurance								
Cash inflows	₩	582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash outflows								
		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)
	₩	(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)
	₩	(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)
Reinsurance contract								
Cash inflows	₩	203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash outflows		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)
	₩	(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)
Total (including variable life insurance	₩	(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)
Total (excluding variable life insurance)	₩	(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance risk management (continued)**

(i) Liquidity risk arising from insurance contracts(continued)

		2022					
		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
Insurance Contracts								
General insurance:								
Cash inflows	₩	5,141,410	4,407,978	3,801,169	3,366,573	3,020,929	43,604,298	63,342,357
Cash outflows		(5,813,798)	(4,776,599)	(4,596,433)	(4,019,170)	(4,022,887)	(128,609,565)	(151,838,452)
	₩	(672,388)	(368,621)	(795,264)	(652,597)	(1,001,958)	(85,005,267)	(88,496,095)
Variable insurance								
Cash inflows	₩	695,405	568,606	474,576	404,462	342,486	2,714,283	5,199,818
Cash outflows		(955,446)	(865,504)	(787,418)	(739,126)	(679,610)	(10,192,545)	(14,219,649)
	₩	(260,041)	(296,898)	(312,842)	(334,664)	(337,124)	(7,478,262)	(9,019,831)
	₩	(932,429)	(665,519)	(1,108,106)	(987,261)	(1,339,082)	(92,483,529)	(97,515,926)
Reinsurance contract								
Cash inflows	₩	209,601	210,135	211,431	212,533	213,221	7,427,708	8,484,629
Cash outflows		(230,689)	(230,889)	(231,351)	(232,019)	(231,403)	(7,769,737)	(8,926,088)
	₩	(21,088)	(20,754)	(19,920)	(19,486)	(18,182)	(342,029)	(441,459)
Total (including variable life insurance)	₩	(953,517)	(686,273)	(1,128,026)	(1,006,747)	(1,357,264)	(92,825,558)	(97,957,385)
Total (excluding variable life insurance)	₩	(693,476)	(389,375)	(815,184)	(672,083)	(1,020,140)	(85,347,296)	(88,937,554)

As of December 31, 2023 and 2022, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is ₩ 52,560,005 million and ₩ 52,379,537 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

6. Capital Management

In order to manage the required capital for maintaining payment capacity, the Group measures the risk-based capital in a manner required by the supervisory authority, manages it internally, and discloses it externally.

The risk-based capital ratio is a measure of the extent to which the Group is able to fulfil its obligations to the policyholder even if the Group suffers unexpected losses or decreases in asset value. This is a ratio calculated by dividing by the standard amount of allowance for payment, which is a measure of the financial soundness or the capacity to pay claims.

The Group manages risk-based ratios based on consolidated financial statements, and supervisory authorities mandate that the ratios remain above 100%. If the ratio is not met, the following timely corrective action shall be taken according to the allowance ratio.

The Group receives approval from the Risk Management Committee every year for the risk-based capital ratio based on risk-based capital, and the minimum RBC requirement in 2023 is 150%.

	RBC	Improvement measures
Recommend business improvement	More than 50% ~ less than 100%	Request for the increase in equity capital, restrict new business, etc.
Request business improvement	More than 0% ~ less than 50%	Request for replacement of executives, liquidate subsidiaries, etc.
Order business improvement	Less than 0%	Suspense executives' duties, suspense insurance business, etc.

As of December 31, 2023, the Group complies with the risk-based capital ratio provided by the supervisory authority. In addition, based on the total risk limit approved by the board of directors, the Risk Management Committee monitors the compliance of the set limit every month and manages the risk appetite to be within 100%.

7. Fair value of financial instruments

The fair value of financial instruments traded in the active market is calculated based on the quoted price of the trading brokerage agency as of the end of the reporting period.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques or the results of the assessment by an independent external assessment agency. The Group utilizes various evaluation techniques and makes reasonable assumptions based on current market conditions at the end of the reporting period.

The Group classifies the fair value of financial instruments into three fair value levels:

- Level 1 : Measurement of fair value based on the prices disclosed in the active trading market.
- Level 2 : Measurement of fair value by valuation technique based on market-observed information
- Level 3 : Measurement of fair value based on unobservable information in the market.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value

i) The details of fair value by valuation level of financial instruments measured at fair value in the consolidated statement of financial position as of December 31, 2023 and 2022 are as follows:

		2023			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks at fair value through profit or loss	₩	-	30,743	-	30,743
Securities at fair value through profit or loss					
Debt securities		3,044,774	1,520,662	5,045,084	9,610,520
Equity securities		1,485,047	-	1,000	1,486,047
		4,529,821	1,520,662	5,046,084	11,096,567
Securities at fair value through other comprehensive income					
Debt securities		20,850,434	14,714,184	-	35,564,618
Equity securities		-	-	110,362	110,362
		20,850,434	14,714,184	110,362	35,674,980
Derivative assets					
Held for trading		870	251	4,626	5,747
Hedging		-	116,718	-	116,718
		870	116,969	4,626	122,465
	₩	25,381,125	16,382,558	5,161,072	46,924,755
Financial liabilities:					
Derivative liabilities					
Held for trading	₩	108	22	-	130
Hedging		-	240,641	-	240,641
	₩	108	240,663	-	240,771

		2022			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks at fair value through profit or loss	₩	-	26,116	-	26,116
Securities at fair value through profit or loss					
Debt securities		2,934,237	2,187,655	5,048,396	10,170,288
Equity securities		1,329,325	-	1,500	1,330,825
		4,263,562	2,187,655	5,049,896	11,501,113
Financial assets at fair value through other comprehensive income					
Debt securities		18,448,248	14,150,505	-	32,598,753
Equity securities		-	-	155,050	155,050
		18,448,248	14,150,505	155,050	32,753,803
Derivative assets					
Held for trading		137	3,585	1,573	5,295
Hedging		-	89,943	-	89,943
		137	93,528	1,573	95,238
	₩	22,711,947	16,457,804	5,206,519	44,376,270
Financial liabilities:					
Derivative liabilities					
Held for trading	₩	1,207	1,623	-	2,830
Hedging		-	318,731	-	318,731
	₩	1,207	320,354	-	321,561

ii) There is no transfer between level 1 and level 2 of financial instruments measured at fair value for the years ended December 31, 2023 and 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iii) Valuation techniques and input variables for financial instruments classified as Level 2

Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows:

Type of financial instrument	Valuation technique		2023	2022	Significant unobservable inputs
Financial assets					
Financial asset at fair value through profit or loss					
Debt securities	NAV,DCF, Hul-White Credit model	₩	1,551,405	2,213,771	Discount rates, fair value of the underlying assets
Securities at fair value through other comprehensive income					
Debt securities	DCF		14,714,184	14,150,505	Discount rates
Derivative assets					
Currency forward			29,035	34,417	Discount rate, foreign exchange rate
Currency swap	Implied forward rate, DCF		38,417	53,565	Discount rate, foreign exchange rate
Interest rate forward			49,517	5,546	Discount rate
			29,035	34,417	
		₩	16,382,558	16,457,804	
Financial liabilities					
Currency forward		₩	38,281	44,834	Discount rate, foreign exchange rate
Currency swap	Implied forward rate, DCF		96,487	65,998	Discount rate, foreign exchange rate
Interest rate forward			105,895	209,522	Discount rate
		₩	240,663	320,354	

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3

Financial assets classified as fair value level 3 as of December 31, 2023 and 2022 are as follows:

		2023			
		Financial assets at fair value through profit or loss	**Securities at fair value through other comprehensive income**	**Net derivative assets held for trading**	**Total**
Beginning balance	₩	5,049,896	155,050	1,573	5,206,519
Total gains or losses					
Amount recognized in profit or loss(*)		(6,194)	-	1,440	(4,754)
Amount recognized in other comprehensive income		-	5,312	-	5,312
Acquisition		514,739	50,000	4,865	569,604
Settlement		(512,357)	(100,000)	(3,252)	(615,609)
Ending balance	₩	5,046,084	110,362	4,626	5,161,072

(*) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognised in profit or loss and assets and liabilities held for the year ended December 31, 2023 are as follows:

		Amount recognized at profit or loss	**Amount recognized at profit or loss related to financial instruments held at the end of the reporting period**
Gains or losses related to financial assets at fair value through profit or loss	₩	(6,194)	(21,426)
Gains or losses related to derivatives		1,440	415
	₩	(4,754)	(21,011)

Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3 (continued)

Financial instruments that are at fair value level 3 during the years of December 31, 2023 and 2022 are as follows (continued):

		2022			
		Financial assets at fair value through profit or loss	**Securities at fair value through other comprehensive income**	**Net derivative assets held for trading**	**Total**
Beginning balance	₩	5,110,644	6,306	47	5,116,997
Total gains or losses		(35,341)	(13,180)	(1,141)	(49,662)
Amount recognized in profit or loss(*)		(35,341)	-	(1,141)	(36,482)
Amount recognized in other comprehensive income		-	(13,180)	-	(13,180)
Acquisition		814,371	161,924	2,667	978,962
Settlement		(839,778)	-	-	(839,778)
Ending balance	₩	5,049,896	155,050	1,573	5,206,519

(*) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognised in profit or loss and assets and liabilities held for the year ended December 31, 2022 are as follows:

		Amount recognized at profit or loss	**Amount recognized at profit or loss related to financial instruments held at the end of the reporting period**
Gains or losses related to financial assets at fair value through profit or loss	₩	(35,341)	(59,302)
Gains or losses related to derivatives		(1,141)	(900)
	₩	(36,482)	(60,202)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

v) The Group recognizes the movement between levels at the time of events or changes in the situation that result in the movement between levels. For the years ended December 31, 2023 and 2022, there is no change in valuation techniques used to measure the fair value of financial instruments classified as Level 3 fair value measurements. Also, for the years ended December 31, 2023 and 2022, there is no significant change in the business environment or economic environment that affects the fair value of financial assets and financial liabilities held by the Group.

vi) Valuation techniques and unobservable input variables for financial instruments classified as Level 3

	2023			
	Valuation technique	Carrying amount	Significant but unobservable inputs	Range
Financial assets at fair value through profit or loss				
- Debt securities	DCF, Dividend discount model, Hull-White Credit, ₩ NAV, etc.	5,045,084	Discount rates, volatility, correlation coefficient, liquidation value, the price of an underlying asset, etc.	Discount rates 2.44% ~ 30.33% Volatility 15.86% ~ 27.96% correlation coefficient 0.5 ~ 0.9
- Equity securities	Cost model	1,000	-	
Securities at fair value through other comprehensive income				
- Equity securities	DCF, Hull-White Credit, BDT, NAV, etc.	110.362	Volatility	0.55% ~ 0.91%
Derivative assets				
- Equity related	Monte-Carlo Simulation, Black-Scholes	4,626	Volatility	17.03% ~ 20.45%
	₩	5,161,072		

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

vi) Valuation techniques and unobservable input variables for financial instruments classified as Level 3

	2022			
	Valuation technique	**Carrying amount**	**Significant but unobservable inputs**	**Range**
Financial assets at fair value through profit or loss				
- Debt securities	DCF, Dividend discount model, Hull-White Credit, NAV, etc.	₩ 5,048,396	Discount rates, volatility, correlation coefficient, liquidation value, the price of an underlying asset, etc.	Discount rates 2.92% ~ 27.79% Volatility 20.93% ~ 28.49% correlation coefficient 0.5 ~ 0.9
- Equity securities	Cost model	1,500	-	
Securities at fair value through other comprehensive income				
- Equity securities	DCF, Hull-White Credit, BDT, NAV, etc.	155,050	Discount rates, volatility	Discount rate 15.21% Volatility 0.56% ~ 11.42%
Derivative assets				
- Equity related	Monte-Carlo Simulation, Black-Scholes	1,573	Volatility	18.27% ~ 25.22%
		₩ 5,206,519		

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

vii) Sensitivity analysis by variation of unobserved variables

If other input variables remain constant for the fair value of a financial instrument measured at fair value, the effect of a significant but unobservable input variable fluctuating reasonably on the reporting date is as follows:

| | | **2023** | |
		Favorable change	**Unfavorable change**
Financial assets at fair value through profit or loss (*1)	₩	18,237	(17,399)
Securities at fair value through other comprehensive income (*1)		3,367	(3,110)
Derivative assets (*2)		329	(330)
	₩	21,933	(20,839)

(*1) The changes in fair value is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).
(*2) The changes in fair value is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

| | | **2022** | |
		Favorable change	**Unfavorable change**
Financial assets at fair value through profit or loss (*1)	₩	24,032	(21,503)
Securities at fair value through other comprehensive income (*1)		6,681	(9,621)
Derivative assets (*2)		39	(116)
	₩	30,752	(31,240)

(*1) The fair value volatility is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).
(*2) The fair value volatility is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost

i) The fair value calculation method for major financial instruments measured at amortized cost is as follows:

Classification	Fair value calculation method
Cash and due from bank	The carrying amount and fair value of cash is the same, and the fair value of due from bank at amortized cost is valued at the present value of the expected cash inflows.
Loan	The fair value of the loan at amortized cost is assessed as the present value of the expected cash flows expected to be received discounted at a discount rate taking into account the borrower's credit risk.
Securities	The fair value of the securities at amortized cost is assessed as the present value of expected cash flows expected to be received.
Other financial assets/liabilities	Other financial assets/liabilities, are used as a proxy for fair value because it is difficult to calculate reliable expected cash flows.
Investment contract liabilities	The accumulated pension benefits of the retirement pension contract holders, as defined by the Insurance Business Act and Insurance Supervision Regulations, have been used as fair value proxies.
Borrowings/debentures	The fair value of borrowings/debentures is assessed by the present value of expected cash flows expected to be paid.
Lease liabilities	The fair value of the lease liabilities is assessed at the present value of the expected cash flows to be paid.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023	
		Carrying amount	**Fair value**
Financial assets			
Cash and cash equivalents	₩	1,014,077	1,014,077
Due from banks at amortized cost		823,929	792,398
Securities at amortized cost			
Government bonds		3,904,569	3,504,420
Special purpose bonds		443,454	390,985
		4,348,023	3,895,405
Loan receivables at amortized cost			
Retail loans			
Corporate loans		788,030	793,856
Public and other loans		2,834,871	2,641,416
		3,622,901	3,435,272
Receivables at amortized cost		1,153,032	1,153,032
	₩	10,961,962	10,290,184
Financial liabilities			
Investment contract liabilities	₩	1,831,826	1,831,826
Borrowings		17,835	17,835
Debentures			
Debentures in won		299,331	313,304
Debentures in foreign currency		-	-
		299,331	313,304
Other financial liabilities		267,901	267,901
Lease liabilities		101,294	101,294
	₩	2,518,187	2,532,160

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2023 and 2022 are as follows (continued):

		2022	
		Carrying amount	**Fair value**
Financial assets			
Cash and cash equivalents	₩	803,520	803,520
Due from banks at amortized cost		850,184	862,464
Securities at amortized cost			
Government bonds		3,894,332	3,271,333
Special purpose bonds		444,434	340,397
		4,338,766	3,611,730
Loan receivables at amortized cost			
Retail loans			
Corporate loans		859,520	856,471
Public and other loans		3,360,350	3,057,830
		4,219,870	3,914,301
Receivables at amortized cost		1,062,717	1,062,717
	₩	11,275,057	10,254,732
Financial liabilities			
Investment contract liabilities	₩	2,296,401	2,296,401
Borrowings		11,271	11,271
Debentures			
Debentures in won		199,946	190,969
Debentures in foreign currency		443,505	420,425
		643,451	611,394
Other financial liabilities		330,189	330,189
Lease liabilities		118,702	118,702
	₩	3,400,014	3,367,957

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

iii) As of December 31, 2023 and 2022, the fair value of each financial instrument that is not disclosed at fair value in the consolidated financial statements is classified as follows:

		2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Due from banks at amortized cost	₩	-	792,398	-	792,398
Securities at amortized cost					
Government bonds		3,504,420	-	-	3,504,420
Special purpose bonds		-	390,985	-	390,985
		3,504,420	390,985	-	3,895,405
Loans at amortized cost					
Retail loans		-	-	793,856	793,856
Corporate loans		-	-	2,641,416	2,641,416
		-	-	3,435,272	3,435,272
	₩	3,504,420	1,183,383	3,435,272	8,123,075
Financial liabilities					
Debentures					
Debentures in won	₩	-	-	313,304	313,304
	₩	-	-	313,304	313,304

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

iii) As of December 31, 2023 and 2022, the fair value of each financial instrument that is not disclosed at fair value in the consolidated financial statements is classified as follows (continued):

		2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Due from banks at amortized cost	₩	-	862,464	-	862,464
Securities at amortized cost					
Government bonds		3,271,333	-	-	3,271,333
Special purpose bonds		-	340,397	-	340,397
		3,271,333	340,397	-	3,611,730
Loans at amortized cost					
Retail loans		-	-	856,471	856,471
Corporate loans		-	-	3,057,830	3,057,830
		-	-	3,914,301	3,914,301
	₩	3,271,333	1,202,861	3,914,301	8,388,495
Financial liabilities					
Debentures					
Debentures in won	₩	-	-	190,969	190,969
Debentures in foreign currency		-	-	420,425	420,425
	₩	-	-	611,394	611,394

The Group does not disclose the fair value hierarchy in relation to items that disclose the carrying amount at fair value, considering the carrying amount as a reasonable approximation of the fair value.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification category of financial instruments

(a) Carrying amount of each financial instrument

i) The carrying amount of each financial assets by classification category as of December 31, 2023 and 2022 are as follows:

		2023			
	Financial assets at fair value through profit or loss	**Financial assets at fair value through other comprehensive income**	**Financial assets at amortized cost**	**Hedging derivatives**	**Total**
\<General\>					
Cash and due from banks at amortized cost	₩ -	-	1,347,814	-	1,347,814
Financial assets at fair value through profit or loss	5,660,160	-	-	-	5,660,160
Securities at fair value through other comprehensive income	-	34,722,661	-	-	34,722,661
Securities at amortized cost	-	-	4,348,023	-	4,348,023
Loans at amortized cost	-	-	3,019,789	-	3,019,789
Receivables at amortized cost	-	-	1,015,434	-	1,015,434
Derivative assets	4,876	-	-	116,718	121,594
	5,665,036	34,722,661	9,731,060	116,718	50,235,475
\< Variable\>					
Cash and due from banks at amortized cost	-	-	421,470	-	421,470
Financial assets at fair value through profit or loss	5,334,167	-	-	-	5,334,167
Loans at amortized cost	-	-	71,200	-	71,200
Receivables at amortized cost	-	-	128,766	-	128,766
Derivative assets	871	-	-	-	871
	5,335,038	-	621,436	-	5,956,474
\< Retirement\>					
Cash and due from banks at amortized cost	-	-	68,722	-	68,722
Financial assets at fair value through profit or loss	132,983	-	-	-	132,983
Securities at fair value through other comprehensive income	-	952,319	-	-	952,319
Loans at amortized cost	-	-	531,912	-	531,912
Receivables at amortized cost	-	-	8,832	-	8,832
	132,983	952,319	609,466	-	1,694,768
₩	11,133,057	35,674,980	10,961,962	116,718	57,886,717

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification category of financial instruments (continued)

(a) Carrying amount of each financial instrument (continued)

i) The carrying amount of each financial assets by classification category as of December 31, 2023 and 2022 are as follows: (continued)

		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedging derivatives	Total
				2022		
<General>						
Cash and due from banks at amortized cost	₩	-	-	1,112,577	-	1,112,577
Financial assets at fair value through profit or loss		6,343,579	-	-	-	6,343,579
Securities at fair value through other comprehensive income		-	31,225,203	-	-	31,225,203
Securities at amortized cost		-	-	4,338,766	-	4,338,766
Loans at amortized cost		-	-	3,503,405	-	3,503,405
Receivables at amortized cost		-	-	929,832	-	929,832
Derivative assets		5,158	-	-	89,943	95,101
		6,348,737	31,225,203	9,884,580	89,943	47,548,463
< Variable>						
Cash and due from banks at amortized cost		-	-	493,897	-	493,897
Financial assets at fair value through profit or loss		5,053,114	-	-	-	5,053,114
Loans at amortized cost		-	-	53,800	-	53,800
Receivables at amortized cost		-	-	122,748	-	122,748
Derivative assets		137	-	-	-	137
		5,053,251	-	670,445	-	5,723,696
< Retirement>						
Cash and due from banks at amortized cost		-	-	47,230	-	47,230
Financial assets at fair value through profit or loss		130,536	-	-	-	130,536
Securities at fair value through other comprehensive income		-	1,528,600	-	-	1,528,600
Loans at amortized cost		-	-	662,665	-	662,665
Receivables at amortized cost		-	-	10,137	-	10,137
		130,536	1,528,600	720,032	-	2,379,168
	₩	11,532,524	32,753,803	11,275,057	89,943	55,651,327

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification category of financial instruments (continued)

(a) Carrying amount of each financial instrument (continued)

ii) The carrying amount of each financial liabilities by classification category as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
\<General>					
Derivative liabilities	₩	22	-	235,636	235,658
Borrowings		-	17,835	-	17,835
Debentures		-	299,331	-	299,331
Other financial liabilities		-	251,843	-	251,843
Lease liabilities		-	101,294	-	101,294
		22	670,303	235,636	905,961
\< Variable>					
Derivative liabilities		108	-	-	108
Other financial liabilities		-	15,912	-	15,912
		108	15,912	-	16,020
\< Retirement>					
Investment contract liabilities		-	1,831,826	-	1,831,826
Derivative liabilities		-	-	5,005	5,005
Other financial liabilities		-	146	-	146
		-	1,831,972	5,005	1,836,977
	₩	130	2,518,187	240,641	2,758,958

		December 31, 2022		
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
\<General>					
Derivative liabilities	₩	1,623	-	314,780	316,403
Borrowings		-	11,271	-	11,271
Debentures		-	643,451	-	643,451
Other financial liabilities		-	303,347	-	303,347
Lease liabilities		-	118,702	-	118,702
		1,623	1,076,771	314,780	1,393,174
\< Variable>					
Derivative liabilities		1,207	-	-	1,207
Other financial liabilities		-	26,701	-	26,701
		1,207	26,701	-	27,908
\< Retirement>					
Investment contract liabilities		-	2,296,401	-	2,296,401
Derivative liabilities		-	-	3,951	3,951
Other financial liabilities		-	141	-	141
		-	2,296,542	3,951	2,300,493
	₩	2,830	3,400,014	318,731	3,721,575

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification category of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments

i) Net profit or loss by classification of financial instruments for the years ended December 31, 2023 and 2022 are as follows.

		December 31, 2023					
		Net Interest income or expense	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
\<General\>							
Cash and due from banks at amortized cost	₩	58,140	-	488	-	-	58,628
Financial assets at fair value through profit or loss		33,633	-	215,310	(6,675)	31,252	273,520
Securities at fair value through other comprehensive income		1,039,005	6,586	115,118	-	42,246	1,202,955
Securities at amortized cost		133,050	-	107	-	-	133,157
Loans at amortized cost		141,240	-	(12,980)	-	(149)	128,111
Other receivables at amortized cost		2,667	-	(3,411)	-	-	(744)
Derivatives held for trading		-	-	(7,040)	-	-	(7,040)
Derivatives held for hedging		-	-	(119,142)	-	-	(119,142)
Borrowings		(295)	-	-	-	-	(295)
Debentures		(33,928)	-	(13,090)	-	-	(47,018)
Other financial liabilities		(30)	-	-	-	-	(30)
Lease liabilities		(3,062)	-	-	-	-	(3,062)
		1,370,420	6,586	175,360	(6,675)	73,349	1,619,040
\< Variable\>							
Cash and due from banks at amortized cost		12,541	-	195	-	-	12,736
Financial assets at fair value through profit or loss		84,056	23,536	30,500	456,900	111,444	706,436
Loans at amortized cost		2,561	-	-	-	-	2,561
Receivables at amortized cost		20	-	216	-	-	236
Derivatives held for trading		-	-	(26,907)	-	-	(26,907)
		99,178	23,536	4,004	456,900	111,444	695,062
\< Retirement\>							
Cash and due from banks at amortized cost		1,093	-	31	-	-	1,124
Financial assets at fair value through profit or loss		507	83	5,450	1,200	4,257	11,497
Securities at fair value through other comprehensive income		36,211	278	1,989	-	(43,884)	(5,406)
Loans at amortized cost		19,770	-	(4,072)	-	-	15,698
Other receivables at amortized cost		-	-	(7)	-	-	(7)
Derivatives held for trading		-	-	(31)	-	-	(31)
Derivatives held for hedging		-	-	(866)	-	-	(866)
Investment contract liabilities		(110,280)	-	-	-	-	(110,280)
		(52,699)	361	2,494	1,200	(39,627)	(88,271)
	₩	1,416,899	30,483	181,858	451,425	145,166	2,225,831

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. <u>Classification category of financial instruments (continued)</u>

(b) Net profit or loss classification by classification of financial instruments (continued)

i) Net profit and losses by classification of financial instruments for the years ended December 31, 2023 and 2022 are as follows (continued).

		December 31, 2022					
		Net Interest income or expense	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
\<General\>							
Cash and due from banks at amortized cost	₩	41,489	-	(155)	-	-	41,334
Financial assets at fair value through profit or loss		32,480	687	300,536	(108,581)	954	226,076
Securities at fair value through other comprehensive income		1,053,907	6,815	76,804	-	50,051	1,187,577
Securities at amortized cost		132,293	-	67	-	-	132,360
Loans at amortized cost		146,517	-	(11,035)	-	(46)	135,436
Other receivables at amortized cost		3,683	-	242	-	-	3,925
Derivatives held for trading		-	-	1,447	-	-	1,447
Derivatives held for hedging		-	-	(93,038)	-	-	(93,038)
Borrowings		(16)	-	-	-	-	(16)
Debentures		(31,264)	-	(28,630)	-	-	(59,894)
Other financial liabilities		(25)	-	-	-	-	(25)
Lease liabilities		(2,797)	-	-	-	-	(2,797)
		1,376,267	7,502	246,238	(108,581)	50,959	1,572,385
\< Variable\>							
Cash and due from banks at amortized cost		8,188	-	108	-	-	8,296
Financial assets at fair value through profit or loss		62,094	34,637	71,733	(622,124)	(317,921)	(771,581)
Loans at amortized cost		1,204	-	-	-	-	1,204
Other receivables at amortized cost		36	-	2,947	-	-	2,983
Derivatives held for trading		-	-	(40,670)	-	-	(40,670)
		71,522	34,637	34,118	(622,124)	(317,921)	(799,768)
\< Retirement\>							
Cash and due from banks at amortized cost		1,009	-	(13)	-	-	996
Financial assets at fair value through profit or loss		1,306	125	4,081	(3,327)	996	3,181
Securities at fair value through other comprehensive income		44,730	278	3,665	-	(33,989)	14,684
Loans at amortized cost		20,536	-	122	-	-	20,658
Other receivables at amortized cost		-	-	54	-	-	54
Derivatives held for hedging		-	-	(3,187)	-	-	(3,187)
Investment contract liabilities		(60,869)	-	-	-	-	(60,869)
		6,712	403	4,722	(3,327)	(32,993)	(24,483)
	₩	1,454,501	42,542	285,078	(734,032)	(299,955)	748,134

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification category of financial instruments (continued)

(c) Financial instrument offsetting

Details of financial instruments subject to collective offsetting agreements or similar agreements as of December 31, 2023 and 2022 are as follows:

		2023					
		Total recognized financial instruments	Total amount of recognized financial instruments offset	Net amount of financial instruments presented in the separate statement of financial position	Related amounts not offset by the consolidated statements of financial position		Net amount
					Financial instruments	Cash collateral received	
Financial assets							
Derivative assets	₩	121,594	-	121,594	113,064	-	8,530
Purchase under repurchase agreement		71,200	-	71,200	71,200	-	-
Foreign currency loan securities		579,354	-	579,354	577,732	-	1,622
	₩	772,148	-	772,148	761,996	-	10,152
Financial liabilities							
Derivative liabilities	₩	240,663	-	240,663	234,507	-	6,156

		2022					
		Total recognized financial instruments	Total amount of recognized financial instruments offset	Net amount of financial instruments presented in the separate statement of financial position	Related amounts not offset by the consolidated statements of financial position		Net amount
					Financial instruments	Cash collateral received	
Financial assets							
Derivative assets	₩	95,101	-	95,101	77,928	-	17,173
Purchase under repurchase agreement		53,800	-	53,800	53,800	-	-
Foreign currency loan securities		453,820	-	453,820	453,820	-	-
	₩	602,721	-	602,721	585,548	-	17,173
Financial liabilities							
Derivative liabilities	₩	320,354	-	320,354	275,718	-	44,636
Repurchase agreement		10,000	-	10,000	10,000	-	-
	₩	330,354	-	330,354	285,718	-	44,636

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification category of financial instruments (continued)

(d) Transfers and servicing of financial assets

i) Financial instruments which do not meet the derecognition criteria

i-1) Repurchase agreement

The details of financial instruments which do not meet the derecognition criteria by selling the securities held by the Group on the condition that the securities held were repurchased at a fixed price among the repurchase agreements as of December 31, 2023 and 2022 are as follows:

Classification			2023	2022
Transferred assets	Securities at amortized cost	₩	-	10,391
Related liability	Disposal of repurchase agreement		-	10,000

i-2) Securities Lending Transactions

If the Group lends securities owned by itself, the ownership of the securities is transferred, but the Group must return the securities at the end of the loan period, so the Group continues to recognize the entire securities as it holds most of the risks and rewards of the securities. The carrying amount of loaned securities as of December 31, 2023 and 2022 is as follows:

Classification			2023	2022
Financial assets at fair value at fair	Government bonds	₩	19,915	78,195
value through profit or loss	Beneficiary certificates		40,900	29,850
	Stocks		39,143	28,547
			99,958	136,592
Securities at fair value through	Government bonds		6,746,593	6,431,136
other comprehensive income	Foreign currency loan securities		579,354	453,820
			7,325,947	6,884,956
Securities at amortized cost	Government bonds		2,894,972	2,423,389
		₩	10,320,877	9,444,937

ii) Financial instruments that meet the derecognition criteria but are continuously involved.

As of December 31, 2023 and 2022, there are no financial instruments which meet the derecognition criteria, but the Group is continuously involved.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

9. <u>Material accounting estimates and judgments</u>

In preparing the consolidated financial statements, the Group makes judgments about assumptions and assumptions about the future. These estimates and judgments are continually evaluated, taking into account other factors such as past experiences and future events that are reasonably predictable from the current situation. The accounting estimates calculated in this way may not match the actual results. The judgments on accounting estimates and assumptions that include significant risks that can materially change the carrying amounts of assets and liabilities as of the reporting date are as follows:

(a) Fair value of financial instruments

The fair value of financial instruments (e.g., over-the-counter derivatives) that are not traded in an active trading market is determined using valuation techniques. As of the end of the reporting period, the Group makes judgments regarding the selection and assumptions of various valuation techniques based on major market conditions. When the valuation model is used to determine the fair value of various financial instruments that are not traded in the normal trading market, the Group uses a variety of methods from the general valuation model to the developed self-evaluation model, in which various input variables and assumptions are applied.

(b) Allowance for credit losses and provision for unused commitments

The Group assesses the impairment of the loan receivables and establishes provisions for bad debts and for unused commitment limits. The provision for such credit losses is determined by the assumptions and variables of the model used to estimate expected cash flows for each borrower to estimate the individual bad debt allowance and the collective bad debt allowance and unused commitment allowance.

(c) Impairment of non-financial assets

The Group evaluates the existence of signs of impairment for all non-financial assets at the end of each reporting period. However, for intangible assets with indefinite useful life, the impairment test is conducted every year by comparing the recoverable amount and the carrying amount regardless of signs suggesting impairment. Other non-financial assets are being tested for impairment when there is an indication that the carrying amount will not be recoverable. To calculate the value-in-use, the management chooses an appropriate discount rate to estimate the expected future cash flows from the asset or cash-generating unit and calculate the present value of the expected future cash flows.

(d) Defined benefit obligation

The present value of defined benefit obligations may vary depending on various factors determined by actuarial methods that use many assumptions. The assumptions used to determine the net cost (benefit) of the pension include the discount rate, and changes in these assumptions will affect the carrying amount of the defined benefit obligation.

The Group determines the appropriate discount rate at the end of each year. These discount rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur when the defined benefit obligation is settled. The Group determines the appropriate discount rate by considering the interest rate of high-quality corporate bonds that are denominated in the currency in which the pension will be paid and have maturity similar to that of the related defined benefit obligation.

Other major assumptions related to defined benefit obligations are based on some current market conditions.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

9. <u>Material accounting estimates and judgments (continued)</u>

(e) Insurance contract liabilities and reinsurance contract assets (liabilities)

The Group calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The number of coverage units in the group of insurance contracts is determined by considering the quantity of benefit payments and the expected duration of benefits for contracts within the group, as well as the frequency and severity of benefit occurrences for all coverage units allocated to the current period.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

10. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Cash and cash equivalents:			
Savings account	₩	367,733	185,449
Current account		59	115
Others		646,285	617,956
		1,014,077	803,520
Due from banks at amortized cost:			
Time deposit		486,128	526,451
Installment savings		228,250	228,250
Other deposits		112,233	97,818
(Credit loss allowance)		(2,682)	(2,335)
		823,929	850,184
	₩	1,838,006	1,653,704

(b) Restricted due from banks at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Restrictions on use
Due from banks denominated in won	₩	57,266	48,057	Sales-related pledge establishment, deposits for futures transaction, payment by stock, etc.
Due from banks denominated in foreign currency		17,105	16,076	
	₩	74,371	64,133	

(*) The carrying amount of the provision for depreciation is the amount before deducting the allowance for credit losses.

(c) The changes in credit loss allowance for due from banks measured at amortized cost for the year ended December 31, 2023 and 2022, are as follows:

		Designated for measurement of 12-month expected credit loss	
		Year ended December 31, 2023	Year ended December 31, 2022
Beginning balance of credit loss allowance	₩	2,335	1,385
Provision for credit loss allowance		382	947
Others (*)		(35)	3
Ending balance of credit loss allowance	₩	2,682	2,335

(*) Other changes are due to exchange rate fluctuations.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

11. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Due from banks:			
Due from banks in foreign currency	₩	30,743	26,116
Securities:			
Debt securities:			
Government bonds		1,416,833	1,656,660
Special purpose bonds		173,700	198,122
Financial institutions bonds		167,426	214,741
Corporate bonds		147,066	166,147
Puttable stocks		44,344	34,658
Puttable equity instruments		263,274	203,497
Beneficiary certificates		5,487,401	6,282,613
Other securities		241,102	183,928
Debt securities in foreign currency		176,757	140,039
Puttable financial instruments in foreign currency		2,874	4,435
Beneficiary certificates in foreign currency		1,200,728	728,520
Other securities in foreign currency		289,015	356,928
		9,610,520	10,170,288
Equity securities:			
Stocks		1,485,405	1,269,928
Other foreign securities		642	60,897
		1,486,047	1,330,825
		11,096,567	11,501,113
	₩	11,127,310	11,527,229

(b) Gains and losses on financial assets at fair value through profit or loss

Gains and losses on financial assets at fair value through profit or loss for the year periods ended December 31, 2023, and 2022, are as follows:

		2023	2022
Gain on financial assets measured at fair value through profit or loss:			
Gain on valuation	₩	679,827	153,993
Gain on disposal		271,327	130,506
Others		222,378	256,240
		1,173,532	540,739
Loss on financial assets measured at fair value through profit or loss:			
Loss on valuation		228,402	888,025
Loss on disposal		124,374	446,477
		352,776	1,334,502
Net gain (loss) on financial assets at fair value through profit or loss	₩	820,756	(793,763)

.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

12. Securities at fair value through other comprehensive income

(a) Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Debt securities:			
Government bonds	₩	20,291,960	18,052,493
Special purpose bonds		7,612,912	7,389,345
Financial institution bonds		979,921	1,228,718
Corporate bonds		3,071,706	3,184,836
Debt securities in foreign currency		3,293,752	2,516,145
Other securities in foreign currency		314,367	227,216
		35,564,618	32,598,753
Equity securities (*):			
Stocks		2,932	5,404
Other securities		107,430	149,646
		110,362	155,050
	₩	35,674,980	32,753,803

(*) The Group elected to designate as equity securities measured at fair value through other comprehensive income for reasons such as retention as required by its policy.

(b) Changes in total carrying amount

The changes in total carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

		12-month expected credit loss	
		Year ended December 31, 2023	Year ended December 31, 2022
Beginning balance (*1)	₩	32,598,753	40,169,862
Acquisition		3,293,721	3,035,678
Disposal and redemption		(3,603,565)	(4,027,259)
Others (*2)		3,275,709	(6,579,528)
Ending balance (*1)	₩	35,564,618	32,598,753

(*1) The total carrying amount subject to credit loss allowance is the amortized cost of the debt securities.
(*2) Included the effects of valuation, changes in foreign exchange rates, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

12. Securities at fair value through other comprehensive income (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for debt securities at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

		12-month expected credit loss	
		Year ended December 31, 2023	Year ended December 31, 2022
Beginning balance (*)	₩	13,752	15,900
Reversal of credit loss allowance		(4,245)	(2,148)
Other		(41)	-
Ending balance (*)	₩	9,466	13,752

(*) The above provisions for credit loss were recognized in gains (losses) on valuation of securities at fair value through other comprehensive income and are not adjusted to the carrying amount of the corresponding assets in the consolidated statements of financial position.

(d) Policyholders' equity adjustments

The Group accounts for unrealized gains or losses on securities at fair value through other comprehensive income separately by accumulated other comprehensive income and policyholders' equity in accordance with the Regulations on Supervision of Insurance Business. The details of valuation gain (loss) on securities at fair value through other comprehensive income recorded in accumulated other comprehensive income and policyholders' equity as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Appropriated to the policyholders' equity adjustment	₩	(1,025)	(1,616)
Appropriated to the accumulated other comprehensive income		(2,496,763)	(4,588,265)
Tax effect		(895,579)	(1,654,274)
	₩	(3,393,367)	(6,244,155)

(e) For the year ended 2023, the disposal of equity instruments designated at fair value through other comprehensive income (FVOCI) occurred due to the call exercise by the issuer of the hybrid bond. At the time of disposal, accumulated unrealized gains or losses are as follows :

		Fair Value at Disposal Date	Accumulated Unrealized Gain/Loss at Disposal Date
Other securities	₩	100,000	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

12. Securities at fair value through other comprehensive income (continued)

(f) The dividend income recognized related to the fair value measurement of equity instruments in other comprehensive income in the current and prior periods is as follows.

		2023	**2022**
Dividend income recognized from assets held at the end of the reporting period			
Other Marketable Securities	₩	2,430	7,093
Dividend income recognized from assets disposed of during the reporting period			
Other Marketable Securities		4,434	-
	₩	6,864	7,093

(g) Recognized gains and losses on financial assets at fair value through other comprehensive income in the year, 2023 and 2022, are as follows:

		2023	**2022**
Gain on disposal of debt securities at fair value through other comprehensive income	₩	54,256	72,818
Loss on disposal of debt securities at fair value through other comprehensive income		(55,895)	(56,757)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

13. Securities at amortized cost

(a) Securities at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Government bonds	₩	3,904,569	3,894,332
Special purpose bonds		443,662	444,749
(Credit loss allowance)		(208)	(315)
	₩	4,348,023	4,338,766

(b) Changes in total carrying amount for the years ended December 31, 2023 and 2022 are as follows:

		12-month expected credit loss	
		Year ended December 31, 2023	**Year ended December 31, 2022**
Beginning balance	₩	4,339,081	4,340,131
Redemption (*1)		-	(10,000)
Others (*2)		9,150	8,950
Ending balance	₩	4,348,231	4,339,081

(*1) There has been no net loss recognized for redemption of securities at amortized cost for the years ended December 31, 2023 and 2022.
(*2) Amounts occurred due to effective interest amortization.

(c) Changes in credit loss allowance

Changes in credit loss allowance for securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		12-month expected credit loss	
		Year ended December 31, 2023	**Year ended December 31, 2022**
Beginning balance	₩	315	381
Reversal of credit loss allowance		(107)	(66)
Ending balance	₩	208	315

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

14. Investments in associates

(a) Investments in associates as of December 31, 2023 and 2022 are as follows:

Investees	Country	Reporting date	Ownership (%) 2023	Ownership (%) 2022	Carrying amount 2023	Carrying amount 2022
iPIXEL Co., Ltd.(*1)	Korea	December	11.54	11.54	₩ -	355
IMM Long-term Solution Private Equity Fund (*2)	Korea	December	-	29.75	-	39,695
Findvalue JD Fund No.1	Korea	December	27.03	27.03	884	993
IGIS Real Estate General Private Feefer Investment Company No.517-1	Korea	December	46.67	-	25,072	-
					₩ 25,956	41,043

(*1) Although the ownership percentages are less than 20%, the Group applies the equity method accounting as it participates in policy-making processes and therefore can exercise significant influence on the investee.
(*2) The Group does not have the ability to make investment policy decisions to benefit from its economic activities as an participant.

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows:

Investees	2023 Beginning balance	Acquisition	Equity method gain (loss)	Other Increases or decreases	Impair-ment(*)	Ending balance
iPIXEL Co., Ltd.	₩ 355	-	(65)	-	(290)	-
IMM Long-term Solution Private Equity Fund	39,695	-	-	(39,695)	-	-
Findvalue JD Fund No.1	993	-	(109)	-	-	884
IGIS Private Real Estate Investment Trust 517-1 Investment Company No.517-1	-	25,200	(128)	-	-	25,072
	₩ 41,043	25,200	(302)	(39,695)	(290)	25,956

(*) Equity method loss was continuously recorded since the acquisition, and an impairment loss was recognized as it fell below its cost.

Investees	2022 Beginning balance	Acquis-ition	Disposal	Equity method gain (loss)	Other Increases or decreases	Impair-ment(*)	Ending balance
Shinhan EZ General	₩ 3,354	-	(2,982)	(378)	6	-	-
iPIXEL Co., Ltd.	1,025	-	-	(108)	-	(562)	355
IMM Long-term Solution Private Equity Fund	-	34,981	-	4,714	-	-	39,695
Findvalue JD Fund No.1	-	1,000	-	(7)	-	-	993
	₩ 4,379	35,981	(2,982)	4,221	6	(562)	41,043

(*) Equity method loss was continuously recorded since the acquisition, and an impairment loss was recognized as it fell below its cost.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

14. **Investments in associates**

(c) The financial position as of December 31, 2023 and 2022 and the summary financial information of the associate related to management performance for the years ended December 31, 2023 and 2022 are as follows.

Investees		Assets	Liabilities	Equity	Operating income	Net income	Total comprehensive income
				2023			
iPIXEL Co., Ltd.	₩	310	321	(11)	180	(657)	(657)
Find JD Fund No.1		3,596	18	3,578	-	(76)	(76)
IGIS Real Estate General Private Feefer Investment Company No.517-1		54,015	289	53,726	15	(274)	(274)
	₩	57,921	628	57,293	195	(1,007)	(1,007)

Investees		Assets	Liabilities	Equity	Operating income	Net income	Total comprehensive income
				2022			
iPIXEL Co., Ltd.	₩	936	304	632	17	(602)	(602)
IMM Long-term Solution Private Equity Fund		205,793	72,372	133,421	16,569	15,845	15,845
Find JD Fund No.1		3,673	19	3,654	-	(46)	(46)
	₩	210,402	72,695	137,707	16,586	15,197	15,197

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost

(a) Loans and receivables at amortized cost as of December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		2023	2022
Mortgage loans	₩	1,009,680	1,339,876
Credit loans		2,135,903	2,352,490
Loans secured by third party guarantee		393,782	398,252
Other loans		121,200	153,800
		3,660,565	4,244,418
Deferred loan loss (gain)		(194)	2,753
(Credit loan allowance)		(37,470)	(27,301)
	₩	3,622,901	4,219,870

ii) Receivables at amortized cost

		2023	2022
Receivables, etc.	₩	154,567	162,937
Deposits		60,517	77,676
Accrued income		981,085	864,419
		1,196,169	1,105,032
(Present value discounts)		(2,876)	(3,287)
(Credit loan allowance)		(40,261)	(39,028)
	₩	1,153,032	1,062,717

(b) Changes in total carrying value

Changes in total carrying value of loans and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		2023						
		Retail loans			Corporate loans			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	₩	812,568	56,866	9,889	3,309,105	58,743	-	4,247,171
Transfer to (from) 12-month expected credit loss		40,563	(40,531)	(32)	39,616	(39,616)	-	-
Transfer to (from) lifetime expected credit loss		(20,075)	20,222	(147)	(167,266)	167,266	-	-
Transfer to (from) impaired financial asset		(11,560)	(1,764)	13,323	-	-	-	-
Origination, collection and others		(51,200)	(10,197)	(1,579)	(541,294)	24,675	-	(579,595)
Charge off (*)		-	-	(6,629)	-	-	-	(6,629)
Disposal		-	-	(576)	-	-	-	(576)
Ending balance	₩	770,296	24,596	14,249	2,640,162	211,068	-	3,660,372

(*) The amount of uncollected loans (the principal), which has been charged off but is still being recovered as of December 31, 2023, is ₩27,974 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(b) Changes in total carrying amount (continued)

Changes in total carrying amount of loans and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows: (continued)

i) Loans at amortized cost (continued)

		2022						
		Retail loans			Corporate loans			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	₩	858,011	48,912	9,712	3,368,612	19,403	-	4,304,650
Transfer to (from) 12-month expected credit loss		24,058	(24,014)	(44)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(38,843)	39,105	(262)	(67,886)	67,886	-	-
Transfer to (from) impaired financial asset		(5,615)	(1,225)	6,840	-	-	-	-
Origination, collection and others		(25,043)	(5,912)	(982)	8,379	(28,546)	-	(52,104)
Charge off (*)		-	-	(5,317)	-	-	-	(5,317)
Disposal		-	-	(58)	-	-	-	(58)
Ending balance	₩	812,568	56,866	9,889	3,309,105	58,743	-	4,247,171

(*) The amount of uncollected loans (the principal), which has been charged off but is still being recovered as of December 31, 2022 is ₩35,708 million.

ii) Receivables at amortized cost

		2023			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	₩	2,712,097	2,174	43,513	2,757,784
Transfer (from) to 12-month expected credit losses		285	(285)	-	-
Transfer (from) to lifetime expected credit losses		(617)	619	(2)	-
Transfer (from) to impaired financial assets		(6,072)	(9)	6,081	-
Origination, collection and others		281,191	(323)	(2,733)	278,135
Charge off		-	-	(1,938)	(1,938)
Ending balance (*)	₩	2,986,884	2,176	44,921	3,033,981

(*) Includes cash and cash equivalents and the total carrying amount of due from banks at amortized cost.

		2022			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*)	₩	3,392,983	2,455	39,469	3,434,907
Transfer (from) to 12-month expected credit losses		31	(30)	(1)	-
Transfer (from) to lifetime expected credit losses		(415)	420	(5)	-
Transfer (from) to impaired financial assets		(8,319)	(955)	9,274	-
Origination, collection and others		(672,183)	284	(1,198)	(673,097)
Charge off		-	-	(4,026)	(4,026)
Ending balance (*)	₩	2,712,097	2,174	43,513	2,757,784

(*) Includes cash and cash equivalents and the total carrying amount of due from banks at amortized cost.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for loans and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		2023						
		Retail loans			**Corporate loans**			
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning balance	₩	9,648	2,812	7,341	5,756	1,744	-	27,301
Transfer to (from) 12-month expected credit loss		1,239	(1,211)	(28)	553	(553)	-	-
Transfer to (from) lifetime expected credit loss		(468)	488	(20)	(487)	487	-	-
Transfer to (from) impaired financial asset		(444)	(271)	715	-	-	-	-
Provision (allowance)		(1,893)	1,366	6,873	(16)	8,875	-	15,205
Collection		-	-	1,767	-	-	-	1,767
Charge off		-	-	(6,629)	-	-	-	(6,629)
Disposal		-	-	(173)	-	-	-	(173)
Others (*)		-	-	(1)	-	-	-	(1)
Ending balance	₩	8,082	3,184	9,845	5,806	10,553	-	37,470

(*) Amounts due to loan restructuring.

		2022						
		Retail loans			**Corporate loans**			
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning balance	₩	3,811	1,200	7,271	6,290	1,052	-	19,624
Transfer to (from) 12-month expected credit loss		449	(425)	(24)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(111)	126	(15)	(4,089)	4,089	-	-
Transfer to (from) impaired financial asset		(104)	(95)	199	-	-	-	-
Provision (allowance)		5,603	2,006	3,258	3,555	(3,397)	-	11,025
Collection		-	-	2,051	-	-	-	2,051
Charge off		-	-	(5,317)	-	-	-	(5,317)
Disposal		-	-	(81)	-	-	-	(81)
Others (*)		-	-	(1)	-	-	-	(1)
Ending balance	₩	9,648	2,812	7,341	5,756	1,744	-	27,301

(*) Amounts due to loan restructuring.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(c) Changes in credit loss allowance (continued)

Changes in credit loss allowance for loans and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows (continued):

ii) Receivables at amortized cost

		2023			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*1)	₩	3,150	68	38,145	41,363
Transfer (from) to 12-month expected credit losses		7	(7)	-	-
Transfer (from) to lifetime expected credit losses		(3)	5	(2)	-
Transfer (from) to impaired financial assets		(66)	(1)	67	-
Provision (reversal)		200	17	3,256	3,473
Collection		-	-	85	85
Charge off		-	-	(1,940)	(1,940)
Others (*2)		(38)	-	-	(38)
Ending balance (*1)	₩	3,250	82	39,611	42,943

(*1) Included credit loss allowance for due from banks at amortized cost.

(*2) Included the effects of changes in foreign exchange rates.

		2022			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance (*1)	₩	2,132	538	34,953	37,623
Transfer (from) to 12-month expected credit losses		2	(1)	(1)	-
Transfer (from) to lifetime expected credit losses		(22)	25	(3)	-
Transfer (from) to impaired financial assets		-	(500)	500	-
Provision		1,034	6	6,648	7,688
Collection		-	-	74	74
Charge off		-	-	(4,026)	(4,026)
Others (*2)		4	-	-	4
Ending balance (*1)	₩	3,150	68	38,145	41,363

(*1) Included credit loss allowance for due from banks at amortized cost.

(*2) Included the effect of changes in foreign exchange rates.

(d) Changes in deferred loan origination costs for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	2,753	1,694
Loan origination		(2,256)	(5,682)
Amortization		(691)	6,741
Ending balance	₩	(194)	2,753

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

16. <u>Right-of-use assets and lease liabilities</u>

(a) Details of the right-of-use assets as of December 31, 2023 and 2022 are as follows:

		2023		
		Acquisition cost	**Accumulated depreciation**	**Carrying amount**
Real estate	₩	187,209	(90,434)	96,775
Vehicle		1,222	(391)	831
	₩	188,431	(90,825)	97,606

		2022		
		Acquisition cost	**Accumulated depreciation**	**Carrying amount**
Real estate	₩	182,000	(66,193)	115,807
Vehicle		1,433	(774)	659
	₩	183,433	(66,967)	116,466

(b) Changes in the right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Real estate	**Vehicle**	**Total**
Beginning balance	₩	115,807	659	116,466
Acquisition		24,458	940	25,398
Disposal		(5,757)	(333)	(6,090)
Depreciation		(37,371)	(435)	(37,806)
Substitution		(359)	-	(359)
Effects of foreign currency movements		(3)	-	(3)
Ending balance	₩	96,775	831	97,606

		2022		
		Real estate	**Vehicle**	**Total**
Beginning balance	₩	130,347	869	131,216
Acquisition		35,477	474	35,951
Disposal		(5,805)	(217)	(6,022)
Depreciation		(42,956)	(467)	(43,423)
Substitution		(1,355)	-	(1,355)
Effects of foreign currency movements		99	-	99
Ending balance	₩	115,807	659	116,466

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

16. **Right-of-use assets and lease liabilities (continued)**

(c) The amount recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Depreciation of right-of-use assets	₩	37,806	43,423
Interest expenses of lease liability		3,062	2,796
Expenses related to low-value lease assets		68	66
Expenses related to short-term lease		1,110	1,104
		42,046	47,389
Revenues from sublease of right-of-use assets		(320)	(193)
	₩	41,726	47,196

(d) Total cash outflows from leases for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Cash outflow of lease liability	₩	37,920	40,471
Cash outflow of low-value lease assets		68	66
Cash outflow of short-term lease		1,110	1,104
	₩	39,098	41,641

(e) The estimated timing of outflow of lease liabilities as of the years ended December 31, 2023 and 2022 are as follows:

		2023		
Classification(*)		**Real estate**	**Vehicle**	**Total**
Not later than 1 year	₩	4,360	93	4,453
1 ~ 2 years		5,956	54	6,010
2 ~ 3 years		8,740	79	8,819
3 ~ 4 years		16,602	152	16,754
4 ~ 5 years		69,010	525	69,535
Later than 5 years		843	-	843
	₩	105,511	903	106,414

(*) It is classified according to the maturity section of the contracted cash flow before the discount of lease liabilities.

		2022		
Classification(*)		**Real estate**	**Vehicle**	**Total**
Not later than 1 year	₩	3,367	35	3,402
1 ~ 2 years		6,264	66	6,330
2 ~ 3 years		9,104	79	9,183
3 ~ 4 years		16,885	129	17,014
4 ~ 5 years		85,578	387	85,965
Later than 5 years		3,502	-	3,502
	₩	124,700	696	125,396

(*) It is classified according to the maturity section of the contracted cash flow before the discount of lease liabilities.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

17. Property and equipment

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

		2023			
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Carrying amount
Land	₩	12,877	-	-	12,877
Buildings		36,898	(8,811)	(8,388)	19,699
Structure		3,894	(2,541)	(614)	739
Rental property(*)		44,788	(27,288)	-	17,500
Equipment(*)		126,978	(93,852)	-	33,126
Construction in progress		6,288	-	-	6,288
Other assets		130	-	-	130
	₩	231,853	(132,492)	(9,002)	90,359

(*) The accumulated depreciation of the rental propertiy and equipment includes the amount related to government subsidies.

		2022			
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Carrying amount
Land	₩	12,877	-	-	12,877
Buildings		36,828	(8,257)	(7,088)	21,483
Structure		3,894	(2,405)	(505)	984
Rental property		42,095	(26,241)	-	15,854
Equipment(*)		122,588	(84,972)	-	37,616
Construction in progress(*)		-	-	-	-
Other assets		140	-	-	140
	₩	218,422	(121,875)	(7,593)	88,954

(*) The accumulated depreciation of the rental property and equipment includes the amount related to government subsidies.

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		2023						
		Beginning balance	Acquisition	Disposal	Other changes(*)	Impairment	Depreciation	Ending balance
Land	₩	12,877	-	-	-	-	-	12,877
Buildings		21,483	70	-	-	(1,300)	(554)	19,699
Structure		984	-	-	-	(109)	(136)	739
Rental property		15,854	10,373	(2,190)	-	-	(6,537)	17,500
Equipment		37,616	8,977	(548)	778	-	(13,697)	33,126
Construction in progress			6,288	-	-	-	-	6,288
Other assets		140	772	-	(782)	-	-	130
	₩	88,954	26,480	(2,738)	(4)	(1,409)	(20,924)	90,359

(*) The replacement amount to the equipment of work in progress asset intangible assets, and the effect of exchange rate fluctuations.

		2022					
		Beginning balance	Acquisitions	Disposals	Other changes(*)	Depreciation	Ending balance
Land	₩	12,877	-	-	-	-	12,877
Buildings		21,962	73	-	-	(552)	21,483
Structure		1,119	-	-	-	(135)	984
Rental property		19,556	2,557	(673)	1	(5,587)	15,854
Equipment		41,682	6,056	(397)	4,624	(14,349)	37,616
Other assets		3,269	965	(61)	(4,033)	-	140
	₩	100,465	9,651	(1,131)	592	(20,623)	88,954

(*) The replacement amount to the equipment of work in progress asset, and the effect of exchange rate fluctuations.

(c) As of December 31, 2023, there are no property and equipment provided as collateral.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

18. **Intangible assets**

(a) Details of intangible assets as of December 31, 2023 and 2022 are as follows:

		2023				2022			
		Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated -impairment loss	Carry-iyng amount	Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated -impairment loss	Carry-iyng amount
License	₩	13,851	-	(3,560)	10,291	13,851	-	-	13,851
Development cost(*)		463,371	(282,677)	(1,001)	179,693	449,584	(226,022)	-	223,562
Software(*)		139,332	(98,313)	-	41,019	128,556	(85,745)	-	42,811
Membership		9,086	-	(729)	8,357	6,602	-	(627)	5,975
Others		18,463	(52)	-	18,411	6,489	(1)	-	6,488
	₩	644,103	(381,042)	(5,290)	257,771	605,082	(311,768)	(627)	292,687

(*) The accumulated depreciation of the development cost and software includes the amount related to government subsidies.

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

		2023						
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair-ment loss	Amortiza-tion	Ending balance
License	₩	13,851	-	-	-	(3,560)	-	10,291
Development cost		223,562	5,130	(2,780)	12,946	(1,001)	(58,164)	179,693
Software		42,811	6,629	(32)	5,199	-	(13,588)	41,019
Membership		5,975	3,132	(637)	-	(113)	-	8,357
Others		6,488	30,172	(6)	(18,241)	-	(2)	18,411
	₩	292,687	45,063	(3,455)	(96)	(4,674)	(71,754)	257,771

(*) The development cost of intangible assets under development, the replacement amount to software and tangible assets, and the effect of exchange rate fluctuations.

		2022						
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair-ment loss	Amortiza-tion	Ending balance
License	₩	13,851	-	-	-	-	-	13,851
Development cost		52,426	6,060	(108)	209,981	-	(44,797)	223,562
Software		24,292	3,254	(126)	26,820	-	(11,429)	42,811
Membership		6,588	-	(600)	-	(13)	-	5,975
Others		135,936	108,602	(717)	(237,331)	-	(2)	6,488
	₩	233,093	117,916	(1,551)	(530)	(13)	(56,228)	292,687

(*) The development cost of intangible assets under development, the replacement amount to software and tangible assets, and the effect of exchange rate fluctuations.

(c) Goodwill

i) Allocation of goodwill

The Group's carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Shinhan Financial Plus Co., Ltd.	₩	10,291	13,851

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

18. Intangible assets (continued)

(c) Goodwill (continued)

ii) Goodwill impairment test

ii-1) Explanation on evaluation method

The recoverable amounts of each CGU are evaluated based on their respective value in use.

ii-2) Projection period

The evaluation date for recoverable amount is June 30, 2023. The forecast period for assessing utility value extends 5.5 years beyond the evaluation date (from July 2023 to December 2028), with the value thereafter reflecting perpetual value.

ii-3) Discount rates and terminal growth rates

The required rates of return expected by shareholder are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated at 1.00%.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Shinhan Financial Plus Co., Ltd.	9.0%	1%

ii-4) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	₩ 15,536
Total carrying value	19,096
	₩ (3,560)

As a result of the impairment assessment conducted by Shinhan Financial Plus Co., Ltd, an impairment loss of ₩ 3,560 million was recognized, exceeding the recoverable amount of the cash-generating unit. This is attributed to the underperformance of the cash-generating unit's forecasted results and a decrease in the recoverable amount due to reflecting future prospects. Compared to the previous period, the recoverable amount decreased by ₩ 9,750 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

19. <u>Insured assets</u>

Details of insurance subscriptions for cash, securities and property and equipment of the Group as of the December 31, 2023 are as follows:

Insurance type	Insured assets	Insurance company	Amount covered 2023	2022
Comprehensive insurance for financial institutions	Electronic financial transaction	Meritz Fire & Marine Insurance Co., Ltd., etc ₩	500	500
Comprehensive property insurance	Comprehensive property risk Mechanical risk General liability risk	Samsung Fire & Marine Insurance Co., Ltd.	113,591	135,919
	Fire	DB Insurance Co, Ltd.,	6,775	6,725
	Property Insurance	PTI	2,067	-
Executive Liability Insurance	Directors and officers	Meritz Fire & Marine Insurance Co., Ltd.	50,000	50,000
Other insurance 1	Personal information leakage	Meritz Fire & Marine Insurance Co., Ltd., etc	5,500	5,500
Other insurance 2	Cash, securities	MG Non-life Insurance Co., Ltd.	540	480
Other insurance 3	Gas accident	Samsung Fire & Marine Insurance Co., Ltd.	90	-
		₩	179,063	199,124

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

20. Investment properties

(a) Details of Investment properties as of December 31, 2023 and 2022 are as follows:

		2023			2022		
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	6,032	-	6,032	6,032	-	6,032
Buildings		10,649	(2,284)	8,365	10,649	(2,071)	8,578
	₩	16,681	(2,284)	14,397	16,681	(2,071)	14,610

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Beginning balance	Depreciation	Ending balance
Land	₩	6,032	-	6,032
Buildings		8,578	(213)	8,365
	₩	14,610	(213)	14,397

		2022		
		Beginning balance	Depreciation	Ending balance
Land	₩	6,032	-	6,032
Buildings		8,790	(212)	8,578
	₩	14,822	(212)	14,610

(c) Income and expenses on investment property for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Rental income	₩	758	1,152
Direct operating expenses for investment properties that generated rental income		212	212

(d) Fair value measurement

The fair value of investment property as of December 31, 2023 and 2022 are as follows:

		2023	2022
Land	₩	16,320	7,386
Buildings		16,320	10,286
	₩	32,640	17,672

The fair value of an investment property is determined by the value measured by an independent assessment agency that has recently assessed a similar property in the area of the investment property being assessed, which is classified as Level 3 fair value based on inputs used in the valuation technique.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives

(a) Notional amount of derivatives instruments as of December 31, 2023 and 2022 are as follows

		2023	**2022**
Currency related derivatives:			
Exchange traded:			
Currency futures	₩	768,905	606,042
Over the counter:			
Currency forward		12,868	83,525
Equity related derivatives:			
Exchange traded:			
Equity futures		269,160	874,321
Over the counter:			
Equity options		384,417	337,543
Interest rate related derivatives:			
Exchange traded:			
Interest rate futures		99,325	140,198
Other derivatives:			
Exchange traded:			
Commodity futures		5,780	6,397
		1,540,455	2,048,026
Hedges:			
Fair value hedges:			
Currency forward		697,329	210,413
Cash flow hedges:			
Currency forward		1,497,561	1,105,080
Currency swaps		2,816,192	2,527,226
Interest rate forward		1,681,185	1,574,675
		6,692,267	5,417,394
	₩	8,232,722	7,465,420

Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(b) Fair value

The fair values of derivatives held as of December 31, 2023 and 2022 are as follows:

		2023		2022	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Currency related derivatives:					
Exchange traded:					
Currency futures	₩	30	-	2	-
Over the counter:					
Currency forward		251	22	3,585	1,623
Equity related derivatives:					
Exchange traded:					
Stock futures		763	39	16	1,132
Over the counter:					
Stock options		4,625	-	1,573	-
Equity related derivatives:					
Exchange traded:					
Commodity futures		78	69	119	75
		5,747	130	5,295	2,830
Hedges:					
Fair value hedges:					
Currency forward		8,022	1,573	4,665	634
Cash flow hedges:					
Currency forward		20,762	36,686	26,167	42,577
Currency swaps		38,417	96,487	53,565	65,998
Interest rate forward		49,517	105,895	5,546	209,522
		116,718	240,641	89,943	318,731
	₩	122,465	240,771	95,238	321,561

(c) Gains or losses related to derivatives for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Gain related to derivatives			
Gain on trading	₩	122,721	164,729
Gain on valuation		30,991	92,055
		153,712	256,784
Loss related to derivatives			
Loss on trading		206,498	299,783
Loss on valuation		101,200	92,449
	₩	307,698	392,232

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(d) Gains and losses on valuation of derivatives

Details of valuation gains and losses of derivatives for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Profit or loss		**Accumulated other comprehensive income (*)**
		Valuation gain	**Valuation loss**	
Currency related derivatives:				
Exchange traded:				
Currency futures	₩	30	-	-
Over the counter:				
Currency forward		251	440	-
Equity related derivatives:				
Exchange traded:				
Equity futures		763	39	-
Over the counter:				
Equity options		1,295	879	-
Other derivatives:				
Exchange traded:				
Commodity futures		77	69	-
		2,416	1,427	-
Hedges:				
Fair value hedges:				
Currency forward		6,750	2,467	-
Cash flow hedges:				
Currency forward		14,818	15,648	3,098
Currency swaps		6,858	79,377	7,019
Interest rate forward		149	2,281	148,331
		28,575	99,773	158,448
	₩	30,991	101,200	158,448

(*) The accumulated other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(d) Gains and losses on valuation of derivatives (continued)

Details of valuation gains and losses of derivatives for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022		
		Profit or loss		**Accumulated other**
		Valuation gain	**Valuation loss**	**comprehensive income (*)**
Currency related derivatives:				
Over the counter:				
Currency forward	₩	3,155	1,457	-
Equity related derivatives:				
Over the counter:				
Equity options		44	943	-
		3,199	2,400	-
Hedges:				
Fair value hedges:				
Currency forward		4,445	518	-
Cash flow hedges:				
Currency forward		23,481	38,295	16,212
Currency swaps		60,486	45,003	51,804
Interest rate forward		444	6,233	(191,161)
		88,856	90,049	(123,145)
	₩	92,055	92,449	(123,145)

(*) The accumulated other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(e) Gains or losses related to hedge

i) The amounts recognized in profit or loss due to the ineffectiveness of the hedge in fair value hedges for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		
Fair value hedge		**Fair value hedge designated gains or losses (hedge item)**	**Fair value hedge designated gains or losses (hedging instrument)**	**Ineffective portion of hedge recognized at profit or loss (*)**
Foreign currency translation risk	₩	4,102	(2,392)	1,710

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

		December 31, 2022		
Fair value hedge		**Fair value hedge designated gains or losses (hedge item)**	**Fair value hedge designated gains or losses (hedging instrument)**	**Ineffective portion of hedge recognized at profit or loss (*)**
Foreign currency translation risk	₩	20,748	(20,523)	225
Stock volatility risk		(8,306)	8,175	(131)
	₩	12,442	(12,348)	94

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		
Cash flow hedge		**Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)**	**Ineffective portion of hedge recognized at profit or loss (*2)**	**Amount reclassified from cash flow hedge reserves to profit or loss**
Interest rate risk	₩	148,331	(2,132)	-
Foreign currency translation risk		10,117	(5,466)	(112,246)
Discontinuation of Hedging (*3)		(14,659)	-	14,659
	₩	143,789	(7,598)	(97,587)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.
(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item
(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has expired as of the end of the reporting period.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. <u>Derivatives (continued)</u>

(e) Gains or losses related to hedge (continued)

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2022		
Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	₩	(191,161)	(5,788)	-
Foreign currency translation risk		68,016	(10,846)	(68,971)
Discontinuation of Hedging (*3)		(9,270)	-	9,270
	₩	(132,415)	(16,634)	(59,701)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.
(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item
(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has expired as of the end of the reporting period.

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity

i) Hedging purpose and strategy

The Group trades derivative instruments to avoid exchange risk and interest rate risk and share price fluctuation risk arising from the assets of the Group. The Group applies fair value hedge accounting using currency forward, currency swap, and stock futures to avoid fair value changes due to exchange rate and stock price changes of foreign currency beneficiary certificates and bonds. The Group also applies cash flow hedge accounting using currency forward, currency swap and interest rate forward to avoid cash flow volatility caused by exchange rate and interest rate changes of foreign currency bonds and structured deposits, as well as bonds in Won.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. **Derivatives (continued)**

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

ii) Average hedge ratio (continued)

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
					2023			
Interest rate risk								
- Nominal amount of hedging instrument	₩	202,945	18,144	815,507	361,589	283,000	-	1,681,185
- Average price		2.27%	2.38%	2.53%	3.42%	3.66%	-	
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%
Foreign currency risk(*)								
- Nominal amount of hedging instruments	₩	1,285,031	906,074	825,018	845,547	1,080,163	69,249	5,011,082
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rate for the hedging instrument is 1,235.76 USD/KRW, 1,381.85 EUR/KRW, 1,534.90 GBP/KRW, 858.03 AUD/KRW, 126.81 SEK/KRW.

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
					2022			
Interest rate risk								
- Nominal amount of hedging instrument	₩	176,490	202,945	18,144	815,507	361,589	-	1,574,675
- Average price		4.03%	2.28%	2.38%	2.53%	3.42%	-	
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%
Foreign currency risk(*)								
- Nominal amount of hedging instruments	₩	1,205,235	789,690	627,226	406,983	772,378	41,207	3,842,719
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rate for the hedging instrument is 1,204.25 USD/KRW, 1,340.75 EUR/KRW, 1,497.66 GBP/KRW, 827.83 AUD/KRW, 126.42 SEK/KRW.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

iii) The impact of hedging instrument on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2023 and 2022.

2023

Classification		Nominal amount	Carrying value		Fair value changes during the period
			Asset	Liability	
Fair value hedge	Currency forward	₩ 697,329	8,022	1,573	3,927
Cash flow hedge	Interest rate forward	1,681,185	49,517	105,895	144,167
	Currency swap	2,816,192	38,417	96,487	(63,424)
	Currency forward	₩ 1,497,561	20,762	36,686	3,880

2022

Classification		Nominal amount	Carrying value		Fair value changes during the period
			Asset	Liability	
Fair value hedge	Currency forward	₩ 210,413	4,665	635	3,927
Cash flow hedge	Interest rate forward	1,574,675	5,546	209,522	(196,949)
	Currency swap	2,527,226	53,565	65,998	65,909
	Currency forward	₩ 1,105,080	26,167	42,577	519

iv) The impact of hedged item on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2023 and 2022.

2023

Classification		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
		Asset	Liability	Asset	Liability		
Fair value hedge	Foreign exchange risk: Securities in foreign currencies	₩ 724,375	-	-	-	(1,109)	-
Cash flow hedge	Interest rate risk: bonds in won and in foreign currencies	641,750	-	-	-	-	9,401
	Foreign exchange risk: bonds and loans in foreign currencies	₩ 3,367,726	-	-	-	67,884	50,627

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. <u>Derivatives (continued)</u>

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

iv) The impact of hedged item on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2023 and 2022 (continued).

		2022					
						FV changes during the period	**Cash flow hedge reserves**
Classification		**Carrying value**		**Accumulated adjustments for fair value hedge**			
		Asset	**Liability**	**Asset**	**Liability**		
Fair value hedge	Foreign exchange risk: Securities in foreign currencies	₩ 205,470	-	-	-	(4,002)	-
Cash flow hedge	Interest rate risk: bonds in won and in foreign currencies	475,027	-	-	-	-	(124,271)
	Foreign exchange risk: bonds and loans in foreign currencies	₩ 2,821,186	-	-	-	(11,515)	40,510

(g) As of December 31, 2023, due from banks restricted on the use of derivative trading is ₩ 72,150 million (₩ 62,099 as of December 31, 2022). Of these, there is ₩ 31,309 million restricted on use, deposited at Shinhan Securities Co., Ltd., a related party as of December 31, 2023.

(h) For the year ended December 31, 2023, financial assets of ₩500,445 million (₩429,046 million as of December 31, 2022) are provided as collateral to financial institutions such as Samsung Futures Co., Ltd. for derivatives transactions. Of these, the collateral amount provided to the related party, Shinhan Securities Co., Ltd. and Shinhan bank Co., Ltd. is ₩47,724 and ₩7,203 million, respectively.

22. <u>Other assets</u>

Other assets as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Prepaid expense	₩	98,651	75,613
Prepayments		972	1,260
Others		48	578
	₩	99,671	77,451

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

23. Secured Assets

The assets provided as collateral as of December 31, 2023 and 2022 are as follows:

		2023	2022	Reason for provision of collateral
Securities at fair value through profit or loss	₩	132,226	87,032	Variable annuity funds substitute securities
Securities at fair value through other comprehensive income		294,262	674,011	Derivatives, overdraft, compensation joint fund
Securities at amortized cost		82,252	107,942	Derivatives, overdraft
Investment property		-	624	Settlement of mortgage loan
Time Deposits		2,130	1,995	Pledge
	₩	510,870	871,604	

24. Insurance contract liabilities

(a) The carrying amount of insurance contract liabilities as of December 31, 2023 and 2022, is as follows:

		2023	2022
Life	₩	14,357,124	11,901,873
Health		5,194,258	4,826,768
Pension savings		20,752,206	21,310,846
Variable insurance		5,225,398	4,887,676
Others		5,001	1,528
Total	₩	45,533,987	42,928,691

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. **Insurance contract liabilities (continued)**

(b) As of December 31, 2023, and December 31, 2022, and the beginning of 2022, the Group applied the following assumptions for estimating future cash flows for the contracts held, along with the basis for their determination.

Classification	Assumptions			Measurement basis
	Dec 31, 2023	Dec 31, 2022	Jan 1, 2022	
Surrender ratio	0%~73.78%	0%~78%	0%~78%	The ratio of surrender contract amount to the maintained contract amount, calculated based on recent 5-year experience statistics, by premium payment type, product group, interest rate category, channel, and duration.
Loss ratio	17% ~ 756%	9% ~ 771%	11% ~ 833%	- Other than general mortality: the ratio of accident insurance premiums to on-level risk insurance premiums by risk security and elapsed period based on the last five years' experience statistics - General mortality: the ratio of actual mortality to expected mortality rate by risk security and elapsed period based on the last five years' experience statistics
Expense ratio	-	-	-	The Group utilizes a business plan (budget) incorporating future expense policies based on statistical data from the past year or more. This plan is used to calculate unit costs such as Lapse rates, agent commissions, new/retained contract counts, new/continuing premiums, reserve funds, etc.
Discount rate	3.75% ~ 4.80%	4.38% ~ 5.17%	1.55% ~ 4.95%	Financial Supervisory Service disclosure standard interest rate term structure.
The confidence level for the risk adjustment regarding non-financial	75%	75%	75%	The risk adjustment is calculated as the portion exceeding the probability-weighted average of the present value of future cash flows at the 75%, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(c) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2023			
		Liability for remaining coverage			
		Excluding loss component	Loss component	Liability for incurred claims	Total
Opening balance:					
Insurance contract liabilities	₩	40,715,882	402,680	1,809,940	42,928,502
Insurance revenue:					
Contracts under the modified retrospective approach		(554,687)	-	-	(554,687)
Contracts under the fair value approach		(1,672,506)	-	-	(1,672,506)
Other contracts		(413,428)	-	-	(413,428)
		(2,640,621)	-	-	(2,640,621)
Insurance service expenses:					
Incurred claims and other insurance service expenses		-	-	1,542,097	1,542,097
Adjustments to liabilities for incurred claims		-	-	11,529	11,529
Losses and reversals of losses on onerous contracts		-	41,393	-	41,393
Amortization of insurance acquisition cash flows		256,378	-	-	256,378
Experience adjustments to insurance acquisition cash flows that are not related to future service		(25,768)	-	-	(25,768)
Others		3,819	(16,549)	-	(12,730)
		234,429	24,844	1,553,626	1,812,899
Investment components and premium refunds		(5,281,435)	-	5,281,435	-
Insurance finance income or expenses recognized in:					
Profit or loss		2,070,718	2,611	62,857	2,136,186
Other comprehensive income		2,942,875	3,439	1,172	2,947,486
		5,013,593	6,050	64,029	5,083,672
Cash flows:					
Premiums received		6,208,523	-	-	6,208,523
Insurance acquisition cash flows		(977,431)	-	-	(977,431)
Claims and other insurance service expenses paid		(715)	-	(1,525,937)	(1,526,652)
Investment components received (paid) and premium refunds		-	-	(5,355,137)	(5,355,137)
		5,230,377	-	(6,881,074)	(1,650,697)
Other changes		5	(5)	-	-
Closing balance:					
Insurance contract liabilities	₩	43,272,230	433,569	1,827,956	45,533,755

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. <u>**Insurance contract liabilities (continued)**</u>

(c) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

		2022			
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component		
Opening balance:					
Insurance contract liabilities	₩	48,414,390	346,204	1,861,002	50,621,596
Insurance revenue:					
Contracts under the modified retrospective approach		(646,221)	-	-	(646,221)
Contracts under the fair value approach		(1,690,331)	-	-	(1,690,331)
Other contracts		(132,798)	-	-	(132,798)
		(2,469,350)	-	-	(2,469,350)
Insurance service expenses:					
Incurred claims and other insurance service expenses		-	-	1,483,063	1,483,063
Adjustments to liabilities for incurred claims		-	-	(37,056)	(37,056)
Losses and reversals of losses on onerous contracts		-	77,951	-	77,951
Amortization of insurance acquisition cash flows		206,846	-	-	206,846
Experience adjustments to insurance acquisition cash flows that are not related to future service		(4,359)	-	-	(4,359)
Others		(3,383)	(14,929)	-	(18,312)
		199,104	63,022	1,446,007	1,708,133
Investment components and premium refunds		(5,790,725)	-	5,790,725	-
Insurance finance income or expenses recognized in:					
Profit or loss		712,675	(768)	58,382	770,289
Other comprehensive income		(6,389,969)	(5,704)	(4,093)	(6,399,766)
		(5,677,294)	(6,472)	54,289	(5,629,477)
Cash flows:					
Premiums received		6,875,624	-	-	6,875,624
Insurance acquisition cash flows		(841,326)	-	-	(841,326)
Claims and other insurance service expenses paid		5,385	-	(1,468,413)	(1,463,028)
Investment components received (paid) and premium refunds		-	-	(5,873,670)	(5,873,670)
		6,039,683	-	(7,342,083)	(1,302,400)
Other changes		74	(74)	-	-
Closing balance:					
Insurance contract liabilities	₩	40,715,882	402,680	1,809,940	42,928,502

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

24. Insurance contract liabilities (continued)

(d) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach:

		2023			
		Liability for remaining coverage	Liability for incurred claims: Estimates of present value of future cash flows	Liability for incurred claims: Risk adjustment for non-financial risk	Total
Opening balance:					
Insurance contract liabilities	₩	33	146	10	189
Insurance revenue		(406)	-	-	(406)
Insurance service expenses:					
Incurred claims and other insurance service expenses		33	842	4	879
Adjustments to liabilities for incurred claims		-	(3)	(7)	(10)
Losses and reversals of losses on onerous contracts		23	-	-	23
		56	839	(3)	892
Investment components and premium refunds		(9)	9	-	-
Insurance finance income or expenses recognized in:					
Profit or loss		-	4	-	4
Other comprehensive income		-	2	-	2
		-	6	-	6
Cash flows:					
Premiums received		457	-	-	457
Insurance acquisition cash flows		(33)	-	-	(33)
Claims and other insurance service expenses paid		-	(864)	-	(864)
Investment components received (paid) and premium refunds		-	(9)	-	(9)
		424	(873)	-	(449)
Closing balance:					
Insurance contract liabilities	₩	98	127	7	232

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(d) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach (continued):

		2022			
		Liability for remaining coverage	**Liability for incurred claims**		**Total**
			Estimates of present value of future cash flows	**Risk adjustment for non-financial risk**	
Opening balance:					
Insurance contract liabilities	₩	219	348	23	590
Insurance revenue		(349)	-	-	(349)
Insurance service expenses:					
Incurred claims and other insurance service expenses		791	438	5	1,234
Adjustments to liabilities for incurred claims		-	(136)	(18)	(154)
Losses and reversals of losses on onerous contracts		(178)	-	-	(178)
		613	302	(13)	902
Investment components and premium refunds		(2)	2	-	-
Insurance finance income or expenses recognized in:					
Profit or loss		-	3	-	3
Other comprehensive income		-	(1)	-	(1)
		-	2	-	2
Cash flows:					
Premiums received		343	-	-	343
Insurance acquisition cash flows		(791)	-	-	(791)
Claims and other insurance service expenses paid		-	(506)	-	(506)
Investment components received (paid) and premium refunds		-	(2)	-	(2)
		(448)	(508)	-	(956)
Closing balance:					
Insurance contract liabilities	₩	33	146	10	189

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. **Insurance contract liabilities (continued)**

(e) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied:

		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contracts under modified retrospective approach	Contracts under fair value approach	Other contracts	Subtotal	Total
				2023				
				Contractual service margin (CSM)				
Opening balance:								
Insurance contract liabilities	₩	34,851,880	1,151,709	2,344,826	3,885,156	694,931	6,924,913	42,928,502
Changes that relate to future service:								
Changes in estimates that adjust the CSM		285,110	(84,264)	(298,984)	274,674	(176,536)	(200,846)	-
Changes in estimates that do not adjust the CSM		30,079	(4,204)	-	-	-	-	25,875
Contracts initially recognized in the period		(991,532)	105,273	-	-	901,777	901,777	15,518
		(676,343)	16,805	(298,984)	274,674	725,241	700,931	41,393
Changes that relate to current service:								
CSM recognized for services provided		-	-	(206,316)	(331,639)	(158,870)	(696,825)	(696,825)
Change in risk adjustment		-	(101,283)	-	-	-	-	(101,283)
Experience adjustments		(82,536)	-	-	-	-	-	(82,536)
		(82,536)	(101,283)	(206,316)	(331,639)	(158,870)	(696,825)	(880,644)
Changes that relate to past service:								
Adjustments to liabilities for incurred claims		21,944	(10,415)	-	-	-	-	11,529
Insurance finance income or expenses recognized in:								
Profit or loss		1,853,897	42,583	66,968	125,139	47,599	239,706	2,136,186
Other comprehensive income		2,895,351	52,135	-	-	-	-	2,947,486
		4,749,248	94,718	66,968	125,139	47,599	239,706	5,083,672
Cash flows:								
Premiums received		6,208,523	-	-	-	-	-	6,208,523
Insurance acquisition cash flows		(977,431)	-	-	-	-	-	(977,431)
Claims and other insurance service expenses paid		(1,526,652)	-	-	-	-	-	(1,526,652)
Investment components received (paid) and premium refunds		(5,355,137)	-	-	-	-	-	(5,355,137)
		(1,650,697)	-	-	-	-	-	(1,650,697)
Closing balance:								
Insurance contract liabilities	₩	37,213,496	1,151,534	1,906,494	3,953,330	1,308,901	7,168,725	45,533,755

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. **Insurance contract liabilities (continued)**

(e) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	**Contractual service margin (CSM)**				Total
				Contracts under modified retrospective approach	Contracts under fair value approach	Other contracts	Subtotal	
				2022				
Opening balance:								
Insurance contract liabilities	₩	42,860,165	1,273,127	2,734,701	3,753,603	-	6,488,304	50,621,596
Changes that relate to future service:								
Changes in estimates that adjust the CSM		(128,163)	7,281	(222,064)	367,676	(24,730)	120,882	-
Changes in estimates that do not adjust the CSM		10,144	(808)	-	-	-	-	9,336
Contracts initially recognized in the period		(792,097)	106,962	-	-	753,751	753,751	68,616
		(910,116)	113,435	(222,064)	367,676	729,021	874,633	77,952
Changes that relate to current service:								
CSM recognized for services provided		-	-	(254,262)	(361,097)	(50,830)	(666,189)	(666,189)
Change in risk adjustment		-	(109,296)	-	-	-	-	(109,296)
Experience adjustments		(26,628)	-	-	-	-	-	(26,628)
		(26,628)	(109,296)	(254,262)	(361,097)	(50,830)	(666,189)	(802,113)
Changes that relate to past service:								
Adjustments to liabilities for incurred claims		(27,065)	(9,991)	-	-	-	-	(37,056)
Insurance finance income or expenses recognized in:								
Profit or loss		504,923	37,201	86,451	124,974	16,740	228,165	770,289
Other comprehensive income		(6,246,999)	(152,767)	-	-	-	-	(6,399,766)
		(5,742,076)	(115,566)	86,451	124,974	16,740	228,165	(5,629,477)
Cash flows:								
Premiums received		6,875,624	-	-	-	-	-	6,875,624
Insurance acquisition cash flows		(841,326)	-	-	-	-	-	(841,326)
Claims and other insurance service expenses paid		(1,463,028)	-	-	-	-	-	(1,463,028)
Investment components received (paid) and premium refunds		(5,873,670)	-	-	-	-	-	(5,873,670)
		(1,302,400)	-	-	-	-	-	(1,302,400)
Closing balance:								
Insurance contract liabilities	₩	34,851,880	1,151,709	2,344,826	3,885,156	694,931	6,924,913	42,928,502

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. **Insurance contract liabilities (continued)**

(f) An analysis of insurance contract initially recognized for the years ended December 31, 2023 and 2022 is as follows – Contracts other than those to which the premium allocation approach has been applied:

	2023					
	Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment non-financial risks	contractual service margin	Total
	Other than Insurance acquisition cash flow amount	Insurance acquisition cash flow amount				
Insurance contract initially recognized						
Other than onerous group of contract	₩ 2,789,323	975,692	(4,765,475)	98,683	901,777	-
Onerous group of contract	153,296	63,306	(207,674)	6,590	-	15,518
	₩ 2,942,619	1,038,998	(4,973,149)	105,273	901,777	15,518

	2022					
	Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment non-financial risks	contractual service margin	Total
	Other than Insurance acquisition cash flow amount	Insurance acquisition cash flow amount				
Insurance contract initially recognized						
Other than onerous group of contract	₩ 2,314,596	783,758	(3,948,951)	96,846	753,751	-
Onerous group of contract	705,278	120,272	(767,050)	10,116	-	68,616
	₩ 3,019,874	904,030	(4,716,001)	106,962	753,751	68,616

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(g) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2023 and 2022 in profit or loss is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2023				
	Less than 1 year	**1~2 years**	**2~5 years**	**5~10 years**	**More than 10 years**	**Total**
Insurance contract liabilities ₩	669,071	576,516	1,378,934	1,586,009	2,958,195	7,168,725

		2022				
	Less than 1 year	**1~2 years**	**2~5 years**	**5~10 years**	**More than 10 years**	**Total**
Insurance contract liabilities ₩	617,152	541,075	1,307,097	1,523,732	2,935,857	6,924,913

(h) As of December 31, 2023 and 2022, the composition and fair value amounts of the underlying items of insurance contracts with direct participation features are as follows.

Classification(*)		2023	2022
Cash and due from banks at amortized cost	₩	322,933	381,923
Financial assets at fair value through profit or loss		3,934,491	3,831,526
Loans and receivables at amortized cost		66,790	44,319
Derivatives		674	(961)
Others		81,468	79,950
	₩	4,406,356	4,336,757

(*) The book value of financial assets (liabilities) for variable life insurance was ₩ 5,940,453 million as of December 31, 2023, and ₩ 5,695,788 million as of December 31, 2022, respectively.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. <u>Reinsurance contract assets (liabilities)</u>

(a) The carrying amount of reinsurance contract assets (liabilities) as of December 31, 2023 and 2022 is as follows:

		2023			
		Life	Health	Combined	Total
Reinsurance contract assets	₩	-	-	62,815	62,815
Reinsurance contract liabilities		(27,045)	(66,075)	-	(93,120)
Net reinsurance contract assets	₩	(27,045)	(66,075)	62,815	(30,305)

		2022			
		Life	Health	Combined	Total
Reinsurance contract assets	₩	-	-	59,017	59,017
Reinsurance contract liabilities		(24,661)	(38,109)	-	(62,770)
Net reinsurance contract assets	₩	(24,661)	(38,109)	59,017	(3,753)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. Reinsurance contract assets (liabilities) (continued)

(b) Reconciliation from the the net assets(liabilities) for remaining coverage components and the assets for incurred claims recoverable from reinsurance is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023			
		Remaining coverage component			
		Excluding loss recovery component	**Loss recovery component**	**Incurred claims component**	**Total**
Opening balance:					
Reinsurance contract assets	₩	8,452	5,237	45,328	59,017
Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
Net assets (liabilities)		(97,795)	27,899	66,143	(3,753)
Reinsurance revenue:					
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	72,625	72,625
Changes in expected recoveries on past claims		-	-	(32,150)	(32,150)
Recognition and reversal of loss recovery component		-	1,383	-	1,383
Others		-	(1,498)	-	(1,498)
		-	(115)	40,475	40,360
Reinsurance service expenses:					
Reinsurance contracts under the fair value approach		(52,637)	-	-	(52,637)
Other reinsurance contracts		(18,994)	-	-	(18,994)
		(71,631)	-	-	(71,631)
Investment components and reinsurance premium refunds		(152,684)	-	152,684	-
Reinsurance finance income and expenses recognized in:					
Profit or loss		(2,157)	29	1,264	(864)
Other comprehensive income		(28,776)	384	117	(28,275)
		(30,933)	413	1,381	(29,139)
Cash flows:					
Reinsurance premiums paid		229,288	-	-	229,288
Recoveries from reinsurance		-	-	(43,378)	(43,378)
Investment components received and reinsurance premium refunds		-	-	(152,052)	(152,052)
		229,288	-	(195,430)	33,858
Closing:					
Reinsurance contract assets		19,436	5,055	38,324	62,815
Reinsurance contract liabilities		(143,191)	23,142	26,929	(93,120)
Net assets (liabilities)	₩	(123,755)	28,197	65,253	(30,305)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. <u>Reinsurance contract assets (liabilities) (continued)</u>

(b) Reconciliation from the net asset (liability) for remaining coverage and the assets for incurred claims recoverable from reinsurance is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2022			
		Remaining coverage component			
		Excluding loss recovery component	**Loss recovery component**	**Incurred claims component**	**Total**
Opening balance:					
Reinsurance contract liabilities	₩	(372,952)	31,825	59,364	(281,763)
Net assets (liabilities)		(372,952)	31,825	59,364	(281,763)
Reinsurance revenue:					
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	66,383	66,383
Changes in expected recoveries on past claims		-	-	(25,677)	(25,677)
Recognition and reversal of loss recovery component		-	(2,686)	-	(2,686)
Others		-	(3,037)	-	(3,037)
		-	(5,723)	40,706	34,983
Reinsurance service expenses:					
Reinsurance contracts under the fair value approach		(53,430)	-	-	(53,430)
Other reinsurance contracts		(8,898)	-	-	(8,898)
		(62,328)	-	-	(62,328)
Investment components and reinsurance premium refunds		(146,377)	-	146,377	-
Reinsurance finance income and expenses recognized in:					
Profit or loss		(1,851)	72	600	(1,179)
Other comprehensive income		45,085	1,725	(490)	46,320
		43,234	1,797	110	45,141
Cash flows:					
Reinsurance premiums paid		440,628	-	-	440,628
Recoveries from reinsurance		-	-	(35,130)	(35,130)
Investment components received and reinsurance premium refunds		-	-	(145,284)	(145,284)
		440,628	-	(180,414)	260,214
Closing:					
Reinsurance contract assets		8,452	5,237	45,328	59,017
Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
Net assets (liabilities)	₩	(97,795)	27,899	66,143	(3,753)

(c) There have been no reinsurance contract assets (liabilities) to which the premium allocation approach has been applied for the years ended December 31, 2023 and 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

25. Reinsurance contract assets (liabilities) (continued)

(d) Reconciliation from the reinsurance contract assets (liabilities) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023					
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contractual service margin (CSM)			Total
				Contracts under fair value approach	Other contracts	Subtotal	
Opening balance:							
Reinsurance contract assets	₩	(52,365)	16,522	47,210	47,650	94,860	59,017
Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
Net assets (liabilities)		(221,190)	39,392	115,320	62,725	178,045	(3,753)
Changes that relate to future service:							
Changes in estimates that adjust the CSM		43,044	4,615	(71,098)	24,653	(46,445)	1,214
Contracts initially recognized in the period		(9,696)	1,213	-	8,653	8,653	170
		33,348	5,828	(71,098)	33,306	(37,792)	1,384
Changes that relate to current service:							
CSM recognized for services received		-	-	(8,120)	(7,244)	(15,364)	(15,364)
Change in risk adjustment		-	(2,482)	-	-	-	(2,482)
Experience adjustments		17,341	-	-	-	-	17,341
		17,341	(2,482)	(8,120)	(7,244)	(15,364)	(505)
Changes that relate to past service:							
Adjustments to incurred claims component		(31,111)	(1,039)	-	-	-	(32,150)
Reinsurance finance income or expenses recognized in:							
Profit or loss		(8,683)	1,712	3,188	2,919	6,107	(864)
Other comprehensive income		(31,970)	3,695	-	-	-	(28,275)
		(40,653)	5,407	3,188	2,919	6,107	(29,139)
Cash flows:							
Reinsurance premiums paid		229,288	-	-	-	-	229,288
Recoveries from reinsurance		(43,378)	-	-	-	-	(43,378)
Investment components received and reinsurance premium refunds		(152,052)	-	-	-	-	(152,052)
		33,858	-	-	-	-	33,858
Closing:							
Reinsurance contract assets		(26,683)	18,538	15,224	55,736	70,960	62,815
Reinsurance contract liabilities		(181,724)	28,568	24,066	35,970	60,036	(93,120)
Net assets (liabilities)	₩	(208,407)	47,106	39,290	91,706	130,996	(30,305)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

25. Reinsurance contract assets (liabilities) (continued)

(d) Reconciliation from the reinsurance contract asset (liability) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2022					
				Contractual service margin (CSM)			
		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contracts under fair value approach	Other contracts	Subtotal	Total
Opening balance:							
Reinsurance contract liabilities	₩	(421,703)	42,241	97,699	-	97,699	(281,763)
Net assets (liabilities)		(421,703)	42,241	97,699	-	97,699	(281,763)
Changes that relate to future service:							
Changes in estimates that adjust the CSM		(34,422)	3,218	26,001	469	26,470	(4,734)
Contracts initially recognized in the period		(68,578)	6,142	-	64,486	64,486	2,050
		(103,000)	9,360	26,001	64,955	90,956	(2,684)
Changes that relate to current service:							
CSM recognized for services received		-	-	(11,589)	(4,433)	(16,022)	(16,022)
Change in risk adjustment		-	(2,445)	-	-	-	(2,445)
Experience adjustments		19,484	-	-	-	-	19,484
		19,484	(2,445)	(11,589)	(4,433)	(16,022)	1,017
Changes that relate to past service:							
Adjustments to incurred claims component		(24,999)	(679)	-	-	-	(25,678)
Reinsurance finance income or expenses recognized in:							
Profit or loss		(8,124)	1,533	3,209	2,203	5,412	(1,179)
Other comprehensive income		56,938	(10,618)	-	-	-	46,320
		48,814	(9,085)	3,209	2,203	5,412	45,141
Cash flows:							
Reinsurance premiums paid		440,628	-	-	-	-	440,628
Recoveries from reinsurance		(35,130)	-	-	-	-	(35,130)
Investment components received and reinsurance premium refunds		(145,284)	-	-	-	-	(145,284)
		260,214	-	-	-	-	260,214
Closing:							
Reinsurance contract assets		(52,365)	16,522	47,210	47,650	94,860	59,017
Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
Net assets (liabilities)	₩	(221,190)	39,392	115,320	62,725	178,045	(3,753)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. <u>**Reinsurance contract assets (liabilities) (continued)**</u>

(e) An analysis of reinsurance contract initially recognized for the years ended December 31, 2023 and 2022 is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023					
		Present value estimate of future cash outflows					
		Other than Insurance acquisition cash flow amount	**Insurance acquisition cash flow amount**	**Present value estimate of future cash inflows**	**Risk adjustment non-financial risks**	**Contractual service margin**	**Total**
Reinsurance contract initially recognized							
Other than net gain group of contract	₩	70,076	-	(60,019)	(1,063)	(9,036)	(42)
Net gain group of contract		6,322	-	(6,683)	(150)	383	(128)
	₩	76,398	-	(66,702)	(1,213)	(8,653)	(170)

		2023					
		Present value estimate of future cash outflows					
		Other than Insurance acquisition cash flow amount	**Insurance acquisition cash flow amount**	**Present value estimate of future cash inflows**	**Risk adjustment non-financial risks**	**Contractual service margin**	**Total**
Reinsurance contract initially recognized							
Other than net gain group of contract	₩	443,000	-	(371,957)	(5,557)	(65,860)	(374)
Net gain group of contract		24,043	-	(26,508)	(585)	1,374	(1,676)
	₩	467,043	-	(398,465)	(6,142)	(64,486)	(2,050)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. <u>Reinsurance contract assets (liabilities) (continued)</u>

(f) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2023 and 2022 in profit or loss is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023					
		Less than 1 year	**1~2 years**	**2~5 years**	**5~10 Years**	**More than 10 years**	**Total**
Reinsurance contract assets	₩	(5,256)	(4,777)	(12,166)	(15,305)	(33,456)	(70,960)
Reinsurance contract liabilities		(5,627)	(4,895)	(11,408)	(12,182)	(25,924)	(60,036)
	₩	(10,883)	(9,672)	(23,574)	(27,487)	(59,380)	(130,996)

		2022					
		Less than 1 year	**1~2 years**	**2~5 years**	**5~10 years**	**More than 10 years**	**Total**
Reinsurance contract assets	₩	(7,364)	(6,682)	(16,987)	(21,143)	(42,684)	(94,860)
Reinsurance contract liabilities		(7,487)	(6,495)	(15,387)	(17,968)	(35,848)	(83,185)
	₩	(14,851)	(13,177)	(32,374)	(39,111)	(78,532)	(178,045)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

26. Investment contract liabilities

Investment contract liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Financial liabilities at amortized cost (*)	₩	1,831,826	2,296,401

(*) The amount is policyholders' reserve for retirement pension contracts.

27. Policyholders' equity adjustments

It requires estimating the related cash flows from dividends and measuring liabilities using discount rates that reflect assumptions and risks for participating insurance contracts, as per K-IFRS 1117.

In response to concerns regarding the discrepancy between past accounting practices under K-IFRS 1104 and the accurate representation of obligations to participating policyholders, our company has adopted the methodology prescribed in Article 4-1(2) of the Insurance Supervisory Regulations to calculate liabilities associated with potential future obligations arising from unrealized gains on assets as of the reporting period end.

Policyholders' equity adjustments are calculated in accordance with the Regulations on Supervision of Insurance Business. Details of policyholders' equity adjustments as of December 31, 2023 and 2022 are as follows:

		2023	2022
Valuation gains (losses) on securities at fair value through other comprehensive income	₩	(1,025)	(1,616)

28. Borrowings

Borrowings as of December 31, 2023 and 2022 are as follows:

Type of borrowing	Lender	Currency	Date of borrowing	Maturity date	Interest rate		As of 2023	As of 2022
RP agreement	Korea Securities Finance Corp	KRW	2022.12.16	2023.03.17	3.61%		-	10,000
Other borrowings (*)	-	KRW	-	-	-		17,570	1,021
	-	USD	-	-	-		265	250
						₩	17,835	11,271

(*) It is attributable to non-controlling interests for the consolidated structured entity that are classified as liabilities.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

29. Debentures

Debentures as of December 31, 2023 and 2022 are as follows:

Classification(*3)	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
				2023				
Subordinated bond (unsecured) (*1)	KRW	2023.06.09	2033.06.09	5.20%	10 years	₩	300,000	299,331

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bond can be repaid early in full at the date after five years since the date of issuance or at every interest payment date thereafter.
(*2) The difference from the face value was recorded as the present value discount.
(*3) The unsecured foreign currency subordinated bonds issued on November 30, 2018, were redeemed prematurely on November 29, 2023.

	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
				2022				
Subordinated bond (unsecured) (*1)	KRW	2018.06.12	2028.06.12	4.03%	10 years	₩	200,000	199,946
Subordinated bond (unsecured) (*1)	USD	2018.11.30	2028.11.30	5.10%	10 years		443,555	443,505
						₩	643,555	643,451

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bond can be repaid early in full at the date after five years since the date of issuance or at every interest payment date thereafter.
(*2) The difference from the face value was recorded as the present value discount.

30. Other financial liabilities

Other financial liabilities as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Account payables	₩	24,037	33,829
Accrued expense		243,679	295,524
Rental deposits		185	836
	₩	267,901	330,189

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

31. Employee benefits

(a) Defined benefit obligations and plan assets

The Group operates a defined benefit plan based on employees' pension compensation benefits and service period, and entrusts plan assets to Shinhan Bank, etc.

Defined benefit obligations and plan assets as of December 31, 2023 and 2022 are as follows:

		2023	2022
Present value of defined benefit obligations	₩	124,188	121,828
Fair value of plan assets		(156,648)	(166,628)
Recognized liabilities (assets) for defined benefit obligations	₩	(32,460)	(44,800)

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2023 and 2022 were as follows:

		2023	2022
Beginning balance	₩	121,828	144,174
Current service cost		7,832	10,050
Interest expense		6,225	4,925
Remeasurement loss (gain):		10,906	(25,874)
Demographic assumptions		-	(492)
Financial assumptions		9,708	(28,746)
Experience adjustment		1,198	3,364
Past service cost		92	8,330
Settlement		(160)	-
Salaries		(22,012)	(19,102)
Severance payment transferred to associates		(523)	(674)
Exchange rate effect		-	(1)
Ending balance	₩	124,188	121,828

(c) Plan assets

Changes in the Plan assets for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	166,628	176,916
Expected return		9,093	6,993
Remeasurement factors		(1,723)	(4,401)
Contributions		3,004	6,338
Benefits Paid		(20,532)	(19,218)
Increases due to merger		178	-
Ending balance	₩	156,648	166,628

SHINHAN LIFE INSURANCE CO., LTD.

Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

31. Employee benefits (continued)

(d) The gains and losses related to the defined benefit plan

The gains and losses related to the defined benefit plan for the years ended December 31, 2023 and 2022 are as follows:

Classification (*1)		2023(*2)	2022
Current service cost	₩	7,832	10,050
Interest expense		6,225	4,925
Past service cost		92	8,330
Settlement gain		(160)	-
Expected return on plan assets		(9,093)	(6,993)
	₩	4,896	16,312

(*1) The above gains and losses related to the defined benefit plan are included in insurance service expenses, investment management expenses, and other operating expenses. Of gains and losses related to the defined benefit plan, ₩ 167 million and ₩853 million for the years ended December 31, 2023 and 2022, respectively, were transferred to property and equipment, and intangible assets.
(*2) The Group disbursed employee severance pay in the amounts of ₩ 36,538 million as of December 31, 2023, and ₩ 7,671 million as of December 31, 2022, respectively.

(e) The gains and losses related to the defined contribution plan for the years ended December 31, 2023 and 2022 are as follows.

		2023	2022
Operating expenses	₩	4,525	4,505
Investment administration expenses		309	299
Other operating expenses		900	551
Total (*)	₩	5,734	5,355

(*) For the year ended December 31, 2023, among gains and losses related to the defined contribution plan, ₩ 105 million (₩666 million for the year ended December 31, 2022) has been replaced as property and equipment and intangible assets.

(f) Details of plan assets by type

The composition of plan assets as of December 31, 2023 and 2022 are as follows:

	2023			2022		
	Ratio		Amount	Ratio		Amount
Time deposits	57.16%	₩	89,544	50.11%	₩	83,496
Retirement pension	40.42%		63,316	45.62%		76,014
Others	2.42%		3,787	4.27%		7,118
	100.00%		156,647	100.00%		166,628

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

31. **Employee benefits (continued)**

(g) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	2023	2022	Description
Discount rate	5.20%	5.89%	AA0 corporate bond yields
Future salary increase rate	3.65% + increase rate	3.55% + increase rate	Average for 5 years
Retirement rate	2% ~3%	2% ~3%	Average for 3 years
Weighted average maturity	11.2~11.5 years	10.4 years	

(h) Sensitivity analysis

As of December 31, 2023 and 2022, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	2023		2022	
	Increase	Decrease	Increase	Decrease
Discount rate (1%p movement) ₩	(12,359)	14,301	(10,634)	12,286
Future salary increase rate (1%p movement)	14,393	(12,651)	12,465	(10,962)

(i) Defined contribution plan for the year ended December 31, 2024, is expected to be ₩ 8,000 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

32. Provisions

(a) Details of provisions

Details of changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Provisions for restoration	₩	18,426	18,412
Unused credit commitments		1,854	7
Other long-term employee benefits provisions		13,361	13,270
Litigation provisions		862	809
Other provisions (*)		45,069	53,394
	₩	79,572	85,892

(*) The amount expected to be paid in the future for the insurance refund of the insurance contract whose extinctive prescription has been completed is estimated and recorded as a liability for completion of extinctive prescription.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

32. Provisions (continued)

(b) Changes in provisions

Change in provisions for the years ended December 31, 2023 and 2022 are as follows:

Classification		Provisions for restoration		Unused limits		Other long-term employee benefits provisions		Litigation provisions		Other provisions	
		2023	2022	2023 (*2),(*3)	2022	2023	2022	2023	2022	2023	2022
Beginning balance	₩	18,412	25,429	7	93	13,270	12,819	809	-	53,394	56,758
Allowance (Reverse)		1,074	11,217	1,847	(86)	724	1,915	53	809	27,410	20,718
Amount used		(1,324)	(18,597)	-	-	(1,276)	(1,872)	-	-	(35,735)	(24,082)
Others(*1)		264	363	-	-	643	408	-	-	-	-
Ending balance	₩	18,426	18,412	1,854	7	13,361	13,270	862	809	45,069	53,394

(*1) The effects of changes in estimates, such as the amount and discount rate over time of restoration provisions and other long-term employee benefits provisions, measured at present value.

(*2) The significant fluctuation in credit risk has resulted in allowance of ₩ 1,202 million for the year ended December 31, 2023, which is included in the expected credit loss for the entire period.

(*3) The changed regulatory credit conversion factor has been applied in accordance with the Enforcement Rules of The Insurance Business Act.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

32. Provisions (continued)

(c) Assumptions of other long-term employee benefits

The main assumptions used to calculate the reward for long-term employees according to the Group's long-term service as of December 31, 2023 and 2022 are as follows

	2023	2022	Description
Discount rate	4.70%	5.64%	AA0 corporate bond yields
Future salary increase rate	3.65% + increase rate	3.55% + increase rate	Average for 5 years
Retirement rate	2% ~3%	2% ~3%	Average for 3 years

(d) Expected period of provision outflows

Expected period of provision outflows as of December 31, 2023 is as follows:

	2023				
	Expected outflows	Less than 1 year	1~3 years	3~5 years	More than 5 years
Provisions for restoration (*1) ₩	19,126	3,297	1,654	13,875	300
Unused credit commitments	1,854	507	1,322	1	24
Other long-term employee benefits provisions (*2)	18,416	1,374	2,808	3,284	10,950
Litigation provisions	862	-	862	-	-
Other provisions	45,069	30,703	6,494	2,380	5,492

(*1) It is the expected amount to be incurred at the time of the outflow of estimated restoration expense, which is before discounting as current value.
(*2) The expected outflow of provision for other long-term employee benefits provisions is an undiscounted amount.

33. Other liabilities

Other liabilities as of December 31, 2023 and 2022 are as follows:

	2023	2022
Advance receipts ₩	402	7
Unearned income	67,533	56,574
Deposits	32,409	28,621
Accrued VAT	269	59
Others	5,235	2,148
₩	105,848	87,409

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity

(a) Equity as of December 31, 2023 and 2022 are as follows:

		2023	2022
Share capital:			
Ordinary shares capital	₩	578,274	578,274
Hybrid bonds:			
Hybrid bonds		299,452	299,452
Capital surplus:			
Capital premium		819,340	819,340
Other capital surplus		672	672
		820,012	820,012
Capital adjustment:			
Stock options		1,461	1,464
Accumulated other comprehensive income, net of tax:			
Losses on valuation of securities at fair value through other comprehensive income		(2,496,763)	(4,588,265)
Foreign currency translation adjustments for foreign operations		7,045	7,783
Net loss from cash flow hedges		45,462	(60,015)
Net finance income from insurance contracts issued		2,572,059	4,734,969
Net finance income from reinsurance contracts held		13,280	34,045
Remeasurements of defined benefit liability		(16,345)	(7,040)
		124,738	121,477
Retained earnings:			
Legal reserve		63,626	47,400
Voluntary reserve		64,346	65,861
Unappropriated retained earnings		6,471,225	6,186,599
		6,599,197	6,299,860
	₩	8,423,134	8,120,539

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(b) Common stock

Common stock of the Group as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Number of authorized shares		400,000,000	400,000,000
Par value per share in won	₩	5,000	5,000
Number of issued common stocks outstanding		115,654,859	115,654,859

(c) Hybrid bonds

Details of Hybrid bonds as of December 31, 2023 and 2022 are as follows

Classification	Issue date	Maturity date	Interest rate		2023	2022
Unsecured interest-bearing hybrid bonds	2020-08-11	2050-08-11	3.60%	₩	300,000	300,000
Issue cost					(756)	(756)
Deferred tax effects					208	208
				₩	299,452	299,452

The above hybrid bonds can be redeemed early by the Group from five years after issuance, and the interest rate will be adjusted only once five years after the issuance date. On the other hand, when the hybrid bonds mature, the Group has the right to choose whether to extend the maturity of the hybrid bonds with the same terms and condition.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. <u>Equity (continued)</u>

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		2023							
		Items that may be subsequently reclassified to profit or loss					Items that will not be subsequently reclassified to profit or loss		
		Valuation gains (losses) on securities at fair value through other comprehensive income	Foreign currency translation adjustments for foreign operations	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Remeasurements of defined benefit liability	Total
Beginning balance	₩	(4,578,163)	7,783	(60,015)	4,734,969	34,045	(10,102)	(7,040)	121,477
Change due to fair value		2,796,299	-	-	(2,947,489)	(28,275)	1,113	-	(178,352)
Change due to disposal		49,176	-	-	-	-	4,199	-	53,375
Policyholders' equity adjustment (*)		(591)	-	-	-	-	-	-	(591)
Remeasurements of the defined benefit liability		-	-	-	-	-	-	(12,629)	(12,629)
Effects of hedge		-	-	143,789	-	-	-	-	143,789
Effects of foreign exchange rates		-	(1,019)	-	-	-	-	-	(1,019)
Tax effects		(757,278)	281	(38,312)	784,579	7,510	(1,416)	3,324	(1,312)
Ending balance	₩	(2,490,557)	7,045	45,462	2,572,059	13,280	(6,206)	(16,345)	124,738

(*) The Group disaggregates and records the unrealized gains and losses of securities at fair value through other comprehensive income in accumulated other comprehensive income and policyholders' equity adjustments in accordance with the Regulations on Supervision of Insurance Business.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows (continued):

	2022									
	Items that may be subsequently reclassified to profit or loss						Items that will not be subsequently reclassified to profit or loss			
	Valuation gains (losses) on securities at fair value through other comprehensive income	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Equity in other comprehensive income of associates	Remeasurements of defined benefit liability	Total
Beginning balance ₩	663,410	(3)	4,899	37,803	30,717	-	(402)	(36)	(22,511)	713,877
Change due to fair value	(7,005,127)	4	-	-	6,399,767	46,320	(13,180)	12	-	(572,204)
Change due to disposal	(185,497)	-	-	-	-	-	-	-	-	(185,497)
Policyholders' equity adjustment (*)	46,783	-	-	-	-	-	(10)	(3)	-	46,770
Remeasurements of the defined benefit liability	-	-	-	-	-	-	-	-	21,472	21,472
Effects of hedge	-	-	-	(132,415)	-	-	-	-	-	(132,415)
Effects of foreign exchange rates	-	-	3,831	-	-	-	-	-	-	3,831
Tax effects	1,902,268	(1)	(947)	34,597	(1,695,515)	(12,275)	3,490	(14)	(6,001)	225,602
Reclassification of retained earnings	-	-	-	-	-	-	-	41	-	41
Ending balance ₩	(4,578,163)	-	7,783	(60,015)	4,734,969	34,045	(10,102)	-	(7,040)	121,477

(*) The Group disaggregates and records the unrealized gains and losses of securities at fair value through other comprehensive income in accumulated other comprehensive income and policyholders' equity adjustments in accordance with the Regulations on Supervision of Insurance Business.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(e) Legal reserve

According to the provisions of the Commercial Act, at least 10% of the profit dividend is accumulated as a legal reserve at each reporting period until it reaches 50% of the capital, and the legal reserve cannot be distributed in cash as dividends and can only be used for recovery of losses carried forward and capital transfer through resolution at the general meeting of shareholder.

(f) Voluntary reserve

i) Regulatory reserve for loan losses

In accordance with the Regulations on Supervision of Insurance Business, when the allowance for credit losses in accordance with Korean IFRS falls short of the allowance for credit losses in accordance with the supervisory regulations, the Group is required to reserve the difference between the two as the regulatory reserve for loan losses in retained earnings. The regulatory reserve for loan losses is calculated by the difference between the total amount of credit loss provisions under Korean IFRS and the total amount of credit loss provisions under the supervisory regulations for each category of corporate loans, household loans, and real estate project financing loans. The regulatory reserve for loan losses is limited to the amount of retained earnings less reserves accumulated in accordance with the Insurance Business Act and other laws and regulations.

i -1) Regulatory reserve for loan losses as of December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	64,346	65,861
Expected reversal of regulatory reserve for loan losses (*)		(57,349)	(1,515)
Ending balance	₩	6,997	64,346

(*) Adjustments due to the application of Korean IFRS 1117 was reflected in the expected reversal of regulatory reserves as of December 31, 2023.

i-2) Reversal of regulatory reserve for loan losses and adjusted income after reflecting the regulatory reserve for loan losses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Profit for the year	₩	472,395	449,392
Reversal of regulatory reserve for loan losses (*1)		57,349	1,515
Adjusted income after the regulatory reserve for loan losses(*2)	₩	529,744	450,907
Adjusted income per share after the reserve for loan losses in won (*3)	₩	4,487	3,805

(*1) Reversal of regulatory reserve for loan losses for the year ended December 31, 2023 includes adjustments due to the application of Korean IFRS 1117.
(*2) The adjusted profit after reflecting the provision for credit losses is not a figure determined by the accounting standards. It is derived assuming the inclusion of the reversal of the provision for credit losses (reversal/transfer), considering the effects of policyholder share allocations and deferred tax impacts, into the net profit for the period.
(*3) Dividends on hybrid bonds are excluded.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(f) Voluntary reserve (continued)

ii) reserve for surrender value

In accordance with the Regulations on Supervision of Insurance Business, when the insurance liabilities measured in accordance with the Korean IFRS falls short of the surrender value required by the supervisory regulations, the Group is required to reserve the difference between the two as the reserve for surrender value. The reserve for surrender value is calculated by subtracting the liability for remaining coverage of insurance contracts under the Korean IFRS from the surrender value at the entity level for the effective contracts calculated according to the supervisory regulations.

Reserve for surrender value as of December 31, 2023 and 2022 are as follows:

		2023	2022
Reserve for surrender value	₩	-	-
Expected reserve for surrender value		3,449,210	-
	₩	3,449,210	-

iii) Guarantee reserve

In accordance with the Regulations on Supervision of Insurance Business, the Group is required to set aside a guarantee reserve at the reporting date in order to guarantee insurance proceeds and other payments not to less than a specified level. The guarantee reserve shall be accumulated after appropriation of reserve for surrender value and shall not be exceed the amount of retained earnings less reserve for surrender value.

Guarantee reserve as of December 31, 2023 and 2022 are as follows:

		2023	2022
Guarantee reserve	₩	-	-
Expected guarantee reserve		354,282	-
	₩	354,282	-

Voluntary reserves are accumulated from the time unappropriated deficits are settled when there are unappropriated deficits. If the voluntary reserve accumulated in previous periods exceeds the regulatory reserve for loan losses and guarantee reserve required to be accumulated as of the reporting date, the excess amount can be reversed.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

35. <u>Share-based payment</u>

(a) Stock options as of December 31, 2023 are as follows:

Classification(*)	2020	2021	2022	2023
Type	Cash-settled share-based payment			
Service period	4 years from the commencement date of the year to which the grant date belongs			
Performance conditions	Linked to relative stock price (20.0%) and linked to 4 years management index (80.0%)			
Estimated vested amount based on settlement date	44,584 shares	68,639 shares	72,120 shares	66,475 shares

(*) Based on the performance-related stock compensation, the standard stock price (the arithmetic average of the weighted average stock price for the past two months, the past one month, and the past one week from the day before the reference date) after the year of the grant year is paid in cash. The fair value of the stock price is evaluated at the closing price of each settlement.

(b) Share-based payment expenses

Stock compensation costs calculated for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Compensation costs recorded for the year	₩	3,707	2,328

(c) Accrued expenses and intrinsic value

Accrued expenses and intrinsic value as of December 31, 2023 and 2022 are as follows:

		2023	
		Accrued expenses	Intrinsic value (*1)
Performance-linked stock options (*2)	₩	10,102	10,102

(*1) The intrinsic value for stock options vested at 2020 was calculated based on the stock price (₩38,156) as of January 1, 2024, and the amount granted after that was calculated based on the closing price of the settlement date (₩40,150).
(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ₩ 14 million.

		2022	
		Accrued expenses	Intrinsic value (*1)
Performance-linked stock options (*2)	₩	8,354	8,354

(*1) The intrinsic value for stock options vested at 2023 was calculated based on the stock price (₩ 36,951) as of January 1, 2023, and the amount granted after that was calculated based on the closing price of the settlement date (₩ 35,200).
(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ₩ 1,982 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

36. <u>**Insurance revenue and insurance service expenses**</u>

Insurance revenue and insurance service expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		Contracts under:		**Other insurance contracts**	**Total**
		Modified retrospective approach	**Fair value approach**		
Insurance Revenue					
Contracts not measured under the premium allocation approach:					
Expected incurred claims and other insurance service expenses	₩	205,311	1,277,408	90,712	1,573,431
Change in risk adjustment		28,644	62,489	24,791	115,924
Contractual service margin recognized for services provided		206,316	331,639	158,870	696,825
Recovery of insurance acquisition cash flows		127,210	1,093	128,075	256,378
Others (*)		(12,794)	(123)	10,980	(1,937)
Contracts not measured under the premium allocation approach		554,687	1,672,506	413,428	2,640,621
Contracts measured under the premium allocation approach		-	-	406	406
Total insurance revenue	₩	554,687	1,672,506	413,834	2,641,027
Insurance service expenses					
Contracts not measured under the premium allocation approach:					
Incurred claims and other insurance service expenses	₩	211,593	1,226,729	103,775	1,542,097
Changes in fulfilment cash flows relating to the liability for incurred claims		(5,174)	14,944	1,759	11,529
Losses on onerous contracts and reversal of such losses		3,141	7,017	31,235	41,393
Amortization of insurance acquisition cash flows		127,210	1,093	128,075	256,378
Experience adjustments to insurance acquisition cash flows that are not related to future service		376	2,855	(28,999)	(25,768)
Others (*)		(12,794)	(123)	187	(12,730)
Contracts not measured under the premium allocation approach		324,352	1,252,515	236,032	1,812,899
Contracts measured under the premium allocation approach		-	-	892	892
Total insurance service expenses	₩	324,352	1,252,515	236,924	1,813,791

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

36. Insurance revenue and insurance service expenses (continued)

Insurance revenue and insurance service expenses for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022			
		Contracts under:		**Other insurance contracts**	**Total**
		Modified retrospective approach	**Fair value approach**		
Insurance Revenue					
Contracts not measured under the premium allocation approach:					
Expected incurred claims and other insurance service expenses	₩	202,910	1,260,037	28,088	1,491,035
Change in risk adjustment		39,834	68,260	12,115	120,209
Contractual service margin recognized for services provided		254,262	361,097	50,830	666,189
Recovery of insurance acquisition cash flows		161,493	954	44,399	206,846
Others (*)		(12,278)	(17)	(2,634)	(14,929)
Contracts not measured under the premium allocation approach		646,221	1,690,331	132,798	2,469,350
Contracts measured under the premium allocation approach		-	-	349	349
Total insurance revenue	₩	646,221	1,690,331	133,147	2,469,699
Insurance service expenses					
Contracts not measured under the premium allocation approach:					
Incurred claims and other insurance service expenses	₩	214,199	1,222,927	45,937	1,483,063
Changes in fulfilment cash flows relating to the liability for incurred claims		(376)	(36,824)	144	(37,056)
Losses on onerous contracts and reversal of such losses		2,336	8,892	66,723	77,951
Amortization of insurance acquisition cash flows		161,493	954	44,399	206,846
Experience adjustments to insurance acquisition cash flows that are not related to future service		8,668	4,568	(17,595)	(4,359)
Others (*)		(12,279)	(17)	(6,016)	(18,312)
Contracts not measured under the premium allocation approach		374,041	1,200,500	133,592	1,708,133
Contracts measured under the premium allocation approach		-	-	902	902
Total insurance service expenses	₩	374,041	1,200,500	134,494	1,709,035

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

37. Income or expenses from reinsurance contracts held

Income or expenses from reinsurance contracts held for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Contracts under the fair value approach	Other reinsurance contracts	Total
Contracts not measured under the premium allocation approach:				
Recovery of incurred claims and other insurance service expenses	₩	67,051	5,574	72,625
Changes in fulfilment cash flows relating to the liability for incurred claims		(29,952)	(2,198)	(32,150)
Recognition (reversals) of a loss-recovery component		(718)	2,101	1,383
Others (*)		(1,303)	(195)	(1,498)
Total reinsurance revenue	₩	35,078	5,282	40,360
Contracts not measured under the premium allocation approach:				
Expected claims and other reinsurance service expenses	₩	41,537	7,296	48,833
Changes in risk adjustment		3,227	622	3,849
Contractual service margin recognized for services received		8,120	7,244	15,364
Experience adjustments for reinsurance premiums and investment components not related to future service		1,056	4,002	5,058
Others (*)		(1,303)	(170)	(1,473)
Total of reinsurance service expense	₩	52,637	18,994	71,631

(*) Others include allocation of loss recovery components, etc.

		2022		
		Contracts under the fair value approach	Other reinsurance contracts	Total
Contracts not measured under the premium allocation approach:				
Recovery of incurred claims and other insurance service expenses	₩	62,436	3,947	66,383
Changes in fulfilment cash flows relating to the liability for incurred claims		(26,236)	559	(25,677)
Recognition (reversals) of a loss-recovery component		(4,788)	2,102	(2,686)
Others (*)		(3,015)	(22)	(3,037)
Total reinsurance revenue	₩	28,397	6,586	34,983
Contracts not measured under the premium allocation approach:				
Expected claims and other reinsurance service expenses	₩	39,102	1,949	41,051
Changes in risk adjustment		3,242	270	3,512
Contractual service margin recognized for services received		11,589	4,433	16,022
Experience adjustments for reinsurance premiums and investment components not related to future service		2,519	2,261	4,780
Others (*)		(3,022)	(15)	(3,037)
Total of reinsurance service expense	₩	53,430	8,898	62,328

(*) Others include allocation of loss recovery components, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

38. Insurance finance income (expenses)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		General life insurance	**Variable insurance**	**Retirement insurance (*3)**	**Total**
Investment income (expenses):					
Interest income (expenses)	₩	1,370,420	99,178	(52,699)	1,416,899
Gain (loss) on valuation and transaction of financial instruments		248,620	595,884	(35,572)	808,932
Other investment income (expenses)		(80,044)	(1,224)	(2,608)	(83,876)
Investment income (expenses) recognized in other comprehensive income(*1)		2,861,741	-	132,835	2,994,576
		4,400,737	693,838	41,956	5,136,531
Finance income (expenses) from insurance contracts issued:					
Interest income (expenses)		(1,477,844)	(652,833)	-	(2,130,677)
Effect of changes in interest rates and other financial assumptions		(2,958,444)	11,845	-	(2,946,599)
Foreign exchange income (expenses)		(6,402)	-	-	(6,402)
		(4,442,690)	(640,988)	-	(5,083,678)
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,483,357)	(652,833)	-	(2,136,190)
Finance income (expenses) from insurance contracts recognized in other comprehensive income(*1)		(2,959,333)	11,845	-	(2,947,488)
Finance income (expenses) from reinsurance contracts held:					
Interest income (expenses)		(864)	-	-	(864)
Effect of changes in interest rates and other financial assumptions		(28,275)	-	-	(28,275)
		(29,139)	-	-	(29,139)
Finance income (expenses) from insurance contracts recognized in profit or loss		(864)	-	-	(864)
Finance income (expenses) from insurance contracts recognized in other comprehensive income(*1)		(28,275)	-	-	(28,275)
Total finance income (expenses) recognized in profit or loss (*2)		54,775	41,005	(90,879)	4,901
Total finance income (expenses) recognized in other comprehensive income (*2)		(125,867)	11,845	132,835	18,813
Total	₩	(71,092)	52,850	41,956	23,714

(*1) The financial income recognized in other comprehensive income is the amount before deduction of the tax effect.

(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.

(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

38. Insurance finance income (expenses) (continued)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022			
		General life insurance	**Variable insurance**	**Retirement insurance (*3)**	**Total**
Investment income (expenses):					
Interest income (expenses)	₩	1,376,267	71,522	6,712	1,454,501
Gain (loss) on valuation and transaction of financial instruments		196,118	(871,290)	(31,195)	(706,367)
Other investment income (expenses)		(54,392)	645	(3,366)	(57,113)
Investment income (expenses) recognized in other comprehensive income(*1)		(7,182,624)	-	(153,594)	(7,336,218)
		(5,664,631)	(799,123)	(181,443)	(6,645,197)
Finance income (expenses) from insurance contracts issued:					
Interest income (expenses)		(1,474,914)	727,422	-	(747,492)
Effect of changes in interest rates and other financial assumptions		6,333,383	65,750	-	6,399,133
Foreign exchange income (expenses)		(22,166)	-	-	(22,166)
		4,836,303	793,172	-	5,629,475
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,497,714)	727,422	-	(770,292)
Finance income (expenses) from insurance contracts recognized in other comprehensive income(*1)		6,334,017	65,750	-	6,399,767
Finance income (expenses) from reinsurance contracts held:					
Interest income (expenses)		(1,179)	-	-	(1,179)
Effect of changes in interest rates and other financial assumptions		46,320	-	-	46,320
		45,141	-	-	45,141
Finance income (expenses) from insurance contracts recognized in profit or loss		(1,179)	-	-	(1,179)
Finance income (expenses) from insurance contracts recognized in other comprehensive income(*1)		46,320	-	-	46,320
Total finance income (expenses) recognized in profit or loss (*2)		19,100	(71,701)	(27,849)	(80,450)
Total finance income (expenses) recognized in other comprehensive income (*2)		(802,287)	65,750	(153,594)	(890,131)
Total	₩	(783,187)	(5,951)	(181,443)	(970,581)

(*1) The financial income recognized in other comprehensive income is the amount before deduction of the tax effect.

(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.

(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

38. Insurance finance income (expenses) (continued)

(b) Financial gains and losses recognized in profit or loss for the current and previous years are divided into those related to changes in the fair value of the underlying assets of insurance contracts with direct participation characteristics and others as follows.

		2023		
		FV change related	Others	Total
Investment income (expenses)	₩	525,608	1,616,347	2,141,955
Finance income (expenses) from insurance contracts issued		(525,608)	(1,610,582)	(2,136,190)
Finance income (expenses) from reinsurance contracts held		-	(864)	(864)
	₩	-	4,901	4,901

		2022		
		FV change related	Others	Total
Investment income (expenses)	₩	(609,520)	1,300,541	691,021
Finance income (expenses) from insurance contracts issued		609,520	(1,379,812)	(770,292)
Finance income (expenses) from reinsurance contracts held		-	(1,179)	(1,179)
	₩	-	(80,450)	(80,450)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

39. Operating expenses

Operating expenses by nature for the years ended December 31, 2023 and 2022 are as follows:

		2023				
	Claim adjustment expense	Acquisition expense (*)	Maintenance expense	Investment management expense	Other operating expense	Total
Salaries	₩ 5,292	54,409	48,030	5,764	16,388	129,883
Bonus	1,379	14,737	14,479	1,596	4,115	36,306
Retirement benefits	402	3,715	3,286	428	36,702	44,533
Employee benefits	1,735	17,475	15,170	2,135	15,395	51,910
Amortization	351	24,993	21,143	481	1,654	48,622
Water, Lighting and Heating	220	14,399	8,237	284	811	23,951
Commission	110	21,367	24,606	31,148	7,764	84,995
Taxes and dues	-	-	69,680	306	105	70,091
IT expenses	577	13	16,912	1,304	3,696	22,502
Proportional commission	-	677,930	-	-	20,647	698,577
Sales promotion expenses	-	100,567	-	-	6,202	106,769
Training expenses	-	78	-	-	5,862	5,940
Others	10,480	47,781	27,926	202	22,468	108,857
	₩ 20,546	977,464	249,469	43,648	141,809	1,432,936

		2022				
	Claim adjustment expense	Acquisition expense (*)	Maintenance expense	Investment management expense	Other operating expense	Total
Salaries	₩ 4,492	60,672	42,686	5,102	13,914	126,866
Bonus	1,433	22,498	16,137	1,790	5,041	46,899
Retirement benefits	759	9,339	6,278	678	9,673	26,727
Employee benefits	1,694	23,566	17,622	1,321	16,818	61,021
Amortization	373	29,945	22,706	649	1,476	55,149
Utilities	228	16,496	9,086	383	677	26,870
Commission	82	12,492	21,491	27,751	7,526	69,342
Taxes and dues	-	-	72,725	345	81	73,151
IT expenses	492	256	15,515	1,294	3,591	21,148
Proportional commission	-	540,846	-	-	12,660	553,506
Sales promotion expenses	-	53,766	-	-	5,786	59,552
Training expenses	-	200	-	1	4,709	4,910
Others	8,768	72,050	26,239	273	20,338	127,668
	₩ 18,321	842,126	250,485	39,587	102,290	1,252,809

(*) New contract costs are reflected as cash flows from insurance acquisition.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

40. Investment administrative expenses

The investment administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Salaries	₩	3,448	4,798
Bonus		934	1,971
Retirement benefits		1,350	534
Employment benefits		1,557	3,641
Communication expenses		101	18
Fees		7,676	9,972
Taxes and dues		359	377
Others		2,778	2,725
	₩	18,203	24,036

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

41. Net interest income

(a) Details of interest income for the years ended December 31, 2023 and 2022 are as follows:

		2023
Interest income:		
Cash and deposits at amortized cost	₩	71,775
Deposits at FVTPL		-
Securities at FVTPL		118,195
Financial assets at FVOCI		1,075,216
Securities at amortized cost		133,050
Loans at amortized cost		163,571
Others		2,687
	₩	1,564,494

		2022
Interest income:		
Cash and deposits at amortized cost	₩	50,686
Deposits at FVTPL		1,329
Securities at FVTPL		94,550
Financial assets at FVOCI		1,098,637
Securities at amortized cost		132,293
Loans at amortized cost		168,257
Others		3,719
	₩	1,549,471

(b) Details of interest expense for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Interest expense:			
Interest on borrowings	₩	295	16
Bond issued		33,928	31,264
Interest on lease liabilities		3,062	2,796
Others		110,310	60,894
	₩	147,595	94,970

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

42. (Reversal of) Provision for credit loss allowance

Details of provision for credit loss allowance (reversal) for the years ended December 31, 2023 and 2022 are as follows:

			2023	2022
	Securities at FVOCI	₩	(4,245)	(2,148)
	Securities at amortized costs		(107)	(67)
Provisions	Loans at amortized costs		15,205	11,025
(Reversal)	Receivables at amortized costs(*)		3,473	7,688
	Allowance for unused credit commitments		1,846	(112)
		₩	16,172	16,386

(*) It includes (reversal of) provision for credit loss allowance of due from banks at amortized cost.

43. Gain and losses on foreign exchange transactions

Details of foreign exchange transaction income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Gain on foreign exchange transactions:			
Foreign transactions	₩	32,035	115,242
Translations		145,456	204,253
		177,491	319,495
Loss on foreign exchange transactions:			
Foreign transactions		33,325	42,694
Translations		14,526	96,129
		47,851	138,823
	₩	129,640	180,672

44. Fees and commission income

Details of fees and commission income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Credit related fees	₩	858	2,089
Loan commissions		7,174	5,860
Retirement pension management fee		4,004	5,149
Other fees and commissions in won		184	44
	₩	12,220	13,142

45. Dividend income

Dividend income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Financial assets at FVTPL	₩	23,619	35,449
Securities at FVOCI		6,864	7,094
	₩	30,483	42,543

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

46. Other investment income or expenses

(a) Details of other investment income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Rental income	₩	934	1,407
Others (*)		209,881	173,708
	₩	210,815	175,115

(*) It includes gain from the disposal of loans at amortized cost.

The other operating expenses for the year ended December 31, 2023 are as follows:

		2023	2022
Amortization expense on intangible assets	₩	70,626	56,011
Depreciation expense on investment properties		212	212
Others (*)		217,870	165,111
	₩	288,708	221,334

(*) It includes loss from the disposal of loans at amortized cost.

47. Non-operating income or expenses

		2023	2022
Non-operating income:			
Gain on cancellation of right-of-use asset	₩	814	880
Gain on disposal of property and equipment		41	100
Miscellaneous gains		1,861	2,685
	₩	2,716	3,665
Non-operating expenses:			
Loss on disposal of associates' investment asset		-	535
Impairment of associates' investment asset		289	562
Loss on cancellation of right-of-use asset		529	646
Loss on disposal of property and equipment		1,941	816
Impairment of property and equipment		1,409	-
Impairment of intangible assets		4,675	13
Donations		5,553	6,388
Miscellaneous loss		7,522	16,600
		21,918	25,560
	₩	(19,202)	(21,895)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense

(a) Income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Current income tax expense	₩	27,072	18,632
Adjustment for prior periods		(8,114)	(14,938)
Temporary differences		149,508	(145,808)
Income tax recognized in other comprehensive income		(1,308)	225,628
Income tax expenses	₩	167,158	83,514
Effective tax rate		26.14%	15.67%

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Profit before income taxes	₩	639,553	532,906
Income taxes at statutory tax rates		168,842	146,549
Adjustments:			
Non-taxable income		(6,199)	(5,459)
Non-deductible expense		2,243	690
Consolidated tax effect		(4,086)	(2,652)
Tax rate difference		2,164	3,031
Changes in deferred tax due to change in tax rate		(4,650)	(55,303)
Others(*)		8,844	(3,342)
Income tax expense	₩	167,158	83,514
Effective tax rate	%	26.14	15.67

(*) As of December 31, 2023, the Group is conducting an administrative lawsuit against one case (the claim amount of ₩ 8,979 million) with tax uncertainty, and it was considered likely to win, so it was reflected in terms of corporate tax assets and corporate tax expenses.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

48. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows:

		2023				
Classification(*2)		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance (*1)
Deposits in foreign currency	₩	(197)	(6)	-	-	(203)
Financial assets at fair value through profit or loss		19,674	(27,988)	-	-	(8,314)
Financial assets at fair value through other comprehensive income		690,067	235,839	(758,694)	-	167,212
Securities at amortized costs		(647,732)	639,280	-	-	(8,452)
Investments in associates		182	2,621	-	-	2,803
Derivative instruments		63,810	9,745	(38,312)	-	35,243
Accrued income		(123,744)	(16,005)	-	-	(139,749)
Evaluation cost of initial investment fund		(92)	92	-	-	-
Deemed dividend		5,404	3,131	-	-	8,535
Dividend receivables		120	-	-	-	120
Other liabilities		(122)	848	-	-	726
Provisions		1,630	(1,340)	-	-	290
Dividend cost recovery		23,426	(605)	-	-	22,821
Taxation of partnership		5,279	(4,166)	-	-	1,113
Guaranteed reserve		79,523	(79,523)	-	-	-
Policyholder dividend reserve		1,550	(1,550)	-	-	-
Reserve for loss from participating insurance		306	(306)	-	-	-
Reserve for outstanding claims for maturity contracts		12,159	(714)	-	-	11,445
Deferred acquisition costs		(665)	665	-	-	-
Property and equipment, intangible assets		10,537	(1,520)	-	-	9,017
Other accrued expense		25,521	1,105	-	-	26,626
Gain or loss on deferred loan		(730)	781	-	-	51
Share-based payment		2,213	450	-	4	2,667
Retirement benefit obligation		(9,643)	(2,724)	3,324	-	(9,043)
Business use cars (depreciation adjustment)		26	4	-	-	30

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022*(In millions of won)*

48. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2023				
Classification(*2)		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance (*1)
Subordinated foreign currency bonds	₩	13,495	(13,495)	-	-	-
Outstanding interests		(24)	24	-	-	-
Accrued interests (deposit)		5	(5)	-	-	-
Right-of-use assets		(1,086)	723	-	-	(363)
Unpaid allowance		12	-	-	-	12
Government subsidies		9	(8)	-	-	1
Loan		1,726	(7)	-	-	1,719
Deficit carried forward		10,523	(40)	-	-	10,483
Hybrid bonds		200	(1)	-	-	199
Legal provision		-	214	-	-	214
Policy reserve adjustment		-	(271)	-	-	(271)
IFRS 17 Discount Rate Fluctuation Impact		-	(1,719,508)	792,089	-	(927,419)
Surrender Value Reserve		-	(839,355)	-	-	(839,355)
IFRS17 Conversion effect		(1,672,143)	1,672,143	-	-	-
Others		(6,983)	(6,727)	280	-	(13,430)
	₩	(1,495,764)	(148,199)	(1,313)	4	(1,645,272)

(*1) The corporate tax rate has changed due to the revision of the tax law at the end of 2023, hence tax rate of 26.4% is applied for deferred tax assets (liabilities) expected to be realized after 2024.

(*2) The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. **Income tax expense (continued)**

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022				
		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance(*)
Deposits in foreign currency	₩	(45)	(152)	-	-	(197)
Financial assets at fair value through profit or loss		(61,202)	80,876	-	-	19,674
Financial assets at fair value through other comprehensive income		69,162	(1,284,853)	1,905,758	-	690,067
Securities at amortized costs		(574,559)	(73,173)	-	-	(647,732)
Investments in associates		1,293	(1,111)	-	-	182
Derivative instruments		38,622	(9,409)	34,597	-	63,810
Accrued income		(135,711)	11,967	-	-	(123,744)
Evaluation cost of initial investment fund		244	(336)	-	-	(92)
Deemed dividend		4,505	899	-	-	5,404
Dividend receivables		124	(4)	-	-	120
Other liabilities		(451)	329	-	-	(122)
Provisions		5,284	(3,654)	-	-	1,630
Dividend cost recovery		20,497	2,929	-	-	23,426
Taxation of partnership		1,662	3,617	-	-	5,279
Guaranteed reserve		85,267	(5,744)	-	-	79,523
Policyholder dividend reserve		1,609	(59)	-	-	1,550
Reserve for loss from participating insurance		262	44	-	-	306
Reserve for outstanding claims for maturity contracts		9,622	2,537	-	-	12,159
Deferred acquisition costs		(829)	164	-	-	(665)
Property and equipment, intangible assets		16,702	(6,165)	-	-	10,537
Other accrued expense		32,903	(7,382)	-	-	25,521
Gain or loss on deferred loan		(466)	(264)	-	-	(730)
Share-based payment		2,064	124	-	25	2,213
Retirement benefit obligation		4,893	(8,535)	(6,001)	-	(9,643)
Business use cars (depreciation adjustment)		27	(1)	-	-	26

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows: (continued)

		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance(*)
				2022		
Subordinated foreign currency bonds	₩	6,131	7,364	-	-	13,495
Outstanding interests		(12)	(12)	-	-	(24)
Accrued interests (deposit)		(1)	6	-	-	5
Right-of-use assets		(2,297)	1,211	-	-	(1,086)
Unpaid allowance		12	-	-	-	12
Government subsidies		17	(8)	-	-	9
Loan		1,791	(65)	-	-	1,726
Deficit carried forward		15,241	(4,718)	-	-	10,523
Hybrid bonds		208	(8)	-	-	200
Impact of transition to IFRS 17		(1,184,399)	1,220,045	(1,707,789)	-	(1,672,143)
Others		257	(6,278)	(962)	-	(6,983)
	₩	(1,641,573)	(79,819)	225,603	25	(1,495,764)

(*) The corporate tax rate has changed due to the revision of the tax law at the end of 2022, hence tax rate of 26.5% is applied for deferred tax assets (liabilities) expected to be realized after 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense (continued)

(d) Deferred income tax related to items recognized in profit or loss as of December 31, 2023 and 2022 are as follows:

		January 1, 2023		Changes		December 31, 2023	
		Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Financial assets measured at FVOCI	₩	(6,242,538)	1,654,274	2,850,196	(758,696)	(3,392,342)	895,578
Insurance contract and Reinsurance contract financial income and expenses		6,488,455	(1,719,440)	(2,975,765)	792,090	3,512,690	(927,350)
Remeasurement of the defined benefit liability		(9,577)	2,538	(12,629)	3,324	(22,206)	5,862
Stock options		1,992	(528)	(7)	4	1,985	(524)
Gains(losses) on valuation of derivative for cash flow hedge		(85,012)	23,746	145,040	(38,312)	60,028	(14,566)
Hybrid bonds		(755)	208	-	-	(755)	208
279 Gains and losses from foreign operations		10,589	(2,806)	(1,019)	279	9,570	(2,527)
	₩	163,154	(42,008)	5,816	(1,311)	168,970	(43,319)

		January 1, 2022		Changes		December 31, 2022	
		Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Financial assets measured at FVOCI	₩	914,493	(251,485)	(7,157,031)	1,905,759	(6,242,538)	1,654,274
Insurance contract and Reinsurance contract financial income and expenses		42,368	(11,651)	6,446,087	(1,707,789)	6,488,455	(1,719,440)
Remeasurement of the defined benefit liability		(31,049)	8,539	21,472	(6,001)	(9,577)	2,538
Stock options		2,012	(553)	(20)	25	1,992	(528)
Gains(losses) on valuation of derivative for cash flow hedge		48,714	(10,851)	(133,726)	34,597	(85,012)	23,746
Hybrid bonds		(755)	208	-	-	(755)	208
Equity method adjustments		(54)	15	54	(15)	-	-
Gains and losses from foreign operations		6,758	(1,858)	3,831	(948)	10,589	(2,806)
	₩	982,487	(267,636)	(819,333)	225,628	163,154	(42,008)

(e) Deferred tax assets and liabilities

Deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Deferred tax assets			
Income tax receivables	₩	71,169	114,669
Deferred tax liabilities			
Income tax payables	₩	(55)	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense (continued)

(f) Income taxes based on gross amount

Deferred income tax assets and deferred income tax liabilities and current income tax assets and current income tax liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Deferred tax assets	₩	301,327	967,397
Deferred tax liabilities		(1,946,599)	(2,463,161)
Current tax assets		71,169	114,669
Current tax liabilities		(55)	-

49. Commitments and contingencies

(a) Insurance agreement

As of December 31, 2023, the total number and amount of contracts held by the Group under various insurance contracts with customers is 6,849,786 contracts and ₩187,235,323 million, respectively (6,943,058 contracts and ₩191,252,025 million, respectively for the year ended December 31, 2022).

(b) Reinsurance agreements

As of December 31, 2023, the Group has entered a re-insurance contract with Korean Reinsurance Company, Reinsurance Group of America Incorporated ("RGA"), Gen Re, Munich Re, Hannover Re, SCOR, PartnerRe and COVEA on cancer insurance contracts, cerebrovascular and heart disease (DP), fatal diseases (CI), death and dementia collateral. For life insurance contracts, the Group has entered a coinsurance with Korean Reinsurance Co., Ltd. which proportionally reinsures insurance risks and interest rate risks. In accordance with these agreements, the Group is paying reinsurance premiums to the above reinsurance companies.

(c) Pending litigations

For the year ended December 31, 2023, the Group has 88 pending litigations (Total claim amount of ₩ 5,040 million). Among these, provisions related to the litigation is accounted for ₩ 862 million, and the Group has accounted for ₩ 3,594 million as liabilities for incurred claims related to insurance claims. As of December 31, 2023, the result of litigation is unpredictable.

(d) Bank overdraft agreement

As of December 31, 2023, the Group has bank overdraft agreements with Shinhan Bank. The limit on bank overdraft is ₩100,000 million (₩400,000 million as of December 31, 2022).

(e) Unused credit provided and capital commitments

As of December 31, 2023, the Group's unused credit provided and capital commitment amounted to ₩424,203 and ₩1,385,007 million, respectively (₩656,238 and ₩1,640,221 million, respectively as of December 31, 2022).

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

49. Commitments and contingencies (continued)

(f) Other commitments

As of December 31, 2023 and 2022, the details of payment guarantee are as follows.

Guarantee provider		2023	2022	Type of guarantee
Seoul Guarantee Insurance Co., Ltd.	₩	3,202	3,329	Guarantee deposit etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. <u>Related parties</u>

(a) Related parties as of December 31, 2023 are as follows:

The parent company	Shinhan Financial Group
Entities under common control	Shinhan Bank Co., Ltd.
	Shinhan Securities Co., Ltd.
	Shinhan Card Co., Ltd.
	Jeju Bank
	Shinhan DS
	Shinhan Asset Management Co., Ltd.
	Shinhan Capital Co., Ltd.
	Shinhan Savings Bank
	Shinhan Fund Partners
	SHC Management Co., Ltd.
	Shinhan REITs Management Co., Ltd.
	Shinhan AI Co., Ltd.
	Shinhan Asset Trust Co., Ltd.
	Shinhan Venture Investment Co., Ltd.
	Shinhan EZ General Insurance, Ltd.
	SHBNPP Green Energy Private Special Asset Investment Trust
	SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust
	SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust
	SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2
	SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1
	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4
	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5
	SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust
	Shinhan AIM Social Enterprise Investment Fund I
	Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(a) Related parties as of December 31, 2023 are as follows: (continued)

Entities under common control	One Shinhan Futures Fund 1
	SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2
	SHBNPP Global Professional Investment Type Private Investment Trust No.12
	Shinhan AIM Private Real Estate Investment Trust No.15
	Shinhan AIM FoF Fund 4
	Shinhan AIM Social Enterprise Investment Fund II
	SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4
	Shinhan AIM Private Real Estate Investment Trust No.13
	Shinhan AIM FoF Fund 6-A
	SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust
	SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3
	One Shinhan Futures Fund 2
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1
	Shinhan AIM Social Enterprise Investment Fund III
	SH Startup Venture Specialized Investment Private Equity Trust No.4
	SH Green New Deal Energy Special Asset Private Investment Trust No.3
	Shinhan AIM Private Real Estate Investment Trust No.22-A
	One Shinhan Connect New Technology Investment Fund 1
	Shinhan Global Green Energy Partnership Private Investment Trust No.1
	SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd
	One Shinhan Futures Fund 3
	SH Startup Venture Private Equity Trust No.5
	Shinhan Greenway Corporate Investment FUND NO.1
	One Shinhan Connect New Technology Investment Fund 2
	Shinhan global flagship venture fund 1
	SH BGT Private Special Asset Investment Trust No.2

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties

(a) Related parties as of December 31, 2023 are as follows (continued):

Entities under common control	IMM Long-term Solution Private Equity Fund(*1) Shinhan AIM Credit 4-B_Clover2(*2) SH Sustainable Management ESG Short Term Bond Security Feeder Investment Trust No.1[Bond](*2) SH Venture Private Investment Trust No.6(*2) Shinhan One Flagship Real Estate Development Fund 1(*2) Shinhan hyper connect venture fund I(*2) Shinhan hyper future's venture fund 1(*2) SH Special Situation Private Real Estate Feeder Investment Trust No.1(*2) Shinhan CIS III Private Investment Trust No.1(*2)
Associates	iPIXEL Co., Ltd. Findvalue JD Fund No.1 IGIS Private Real Estate Investment Trust 517-1(*2)
Associates of entities under common control	Seocho Information Command Complex Development Project PFV1 Seocho Information Command Complex Development Project PFV2 Midas Asset Global CRE Debt Private Fund No.6 Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 LB Scotland Amazon Fulfillment Center Fund 29 SHINHAN-NEO Core Industrial Technology Fund SHINHAN-NEO Market-Frontier 2nd Fund SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3 SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2 Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 Macquarie Korea Opportunities Fund(MKOF) SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust Shinhan AIM Private Real Estate Investment Trust No.1 Shinhan AIM Private Real Estate Investment Trust No.2 SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative] PCC Amberstone Private Equity Fund I KIAMCO POWERLOAN TRUST 4TH SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2 Shinhan JigaeNamsan Road Private Special Asset Investment Trust SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.(*2) Shinhan AIM Private Fund of Fund 9-B(*2)
Others	Shinhan Life Shining Foundation

(*1) It was classified as an associate as of December 31, 2022.
(*2) It was newly included as a related party, as of December 31, 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows:

Related party	Account		2023	2022
The parent company				
Shinhan Financial Group	Securities at fair value through other comprehensive income	₩	29,130	26,698
	Accrued income		167	167
	Current tax assets		70,767	115,462
	Credit loss allowance		(14)	(20)
	Current tax liabilities		55	-
	Accrued expenses		10,102	8,354
Entities under common control				
Shinhan Bank	Cash and due from banks at amortized cost		204,378	71,611
	Financial assets at fair value through profit or loss (*1)		33,385	2,494
	Rental deposits		7,012	12,606
	Right-of-use assets		3,872	4,822
	Accrued income		1,457	542
	Credit loss allowance		(134)	(46)
	Derivative assets		24,748	31,848
	Derivative liabilities		22,378	18,030
	Lease liabilities		4,169	4,789
	Accrued expenses		72	1,260
	Investment contract liabilities (*2)		209,253	121,213
Shinhan Securities Co., Ltd.	Cash and due from banks at amortized cost		38,612	15,709
	Accrued income		67	113
	Account receivables		8,057	4,996
	Derivative assets		11,746	2,440
	Derivative liabilities		17,413	36,082
	Loans (*3)		16,551	167
	Account payables		3,095	2,240
Shinhan Card Co., Ltd.	Cash and due from banks at amortized cost		21,280	24,971
	Securities at fair value through other comprehensive income		29,766	28,712
	Account receivables		733	966
	Accrued income		6,878	539
	Credit loss allowance		(705)	(665)
	Accrued expenses		3,955	4,105
	Investment contract liabilities (*2)		36,056	33,236
Jeju Bank	Cash and due from banks at amortized cost		53	6
	Accrued expenses		3	56
	Investment contract liabilities (*2)		13,832	8,366
Shinhan DS	Accrued expenses		986	564
Shinhan Asset Management Co., Ltd.	Financial assets at fair value through profit or loss (*1)		8,435	8,344
	Accrued expenses		1,346	1,051
Shinhan Capital Co., Ltd.	Loans (*3)		462	471
Shinhan AI Co., Ltd.	Prepayments		-	27
Shinhan Fund Partners	Accrued expenses		193	172
Total assets		₩	499,690	352,342
Total liabilities		₩	339,921	240,156

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2023 and 2022 , are as follows: (continued)

(*1) It is a financial instrument related to consolidated structured entities of related parties.

(*2) It is policyholders' reserve for retirement pension contracts.

(*3) It is non-controlling interests classified as liabilities for the consolidated structured entities.

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows:

Related party	Account		2023	2022
The parent company				
Shinhan Financial Group	Interest income	₩	868	868
	Reversal of credit loss allowance		(6)	(20)
	Commissions paid, etc.		4,737	5,360
Entities under common control				
Shinhan Bank	Interest income (*1)		5,193	1,396
	Fee and commission income		576	569
	Valuation gain on derivatives		12,596	28,244
	Transaction gain on derivatives		3,189	3,077
	Insurance contract commissions		2,054	7,994
	Interest expense		26	120
	Provision of credit loss allowance		91	(36)
	Valuation loss on derivatives		24,019	16,280
	Transaction loss on derivatives		12,708	32,925
	Commissions paid, etc.		5,603	5,392
	Income related to financial assets measures at fair value through profit or loss (*2)		113	20
Shinhan Securities Co., Ltd.	Interest income		325	112
	Fees and commission income		275	475
	Valuation gain on derivatives		613	82
	Transaction gain on derivatives		731	-
	Valuation loss on derivatives		961	1,827
	Transaction loss on derivatives		155	24
	Insurance contract commissions		-	1
	Investment management expense		1,811	1,694
	Provision of credit loss allowance		-	(5)
	Commissions paid, etc.		105	139
	Other expense (*3)		(72)	3
Shinhan Card Co., Ltd.	Interest income		3,681	1,181
	Fees and commission income		172	43
	Other income		3,900	-
	Insurance contract commissions		18,105	12,824
	Provision for credit loss allowance		42	675
	Commissions paid, etc.		6,989	7,481
Jeju Bank	Insurance contract commissions		239	581
	Commissions paid, etc.		13	14
Shinhan DS	Other income		-	1
	Commissions paid, etc.		24,089	22,102
Shinhan Asset Management Co., Ltd.	Interest income		1	-
	Investment management expenses		6,055	4,488
Shinhan Capital Co., Ltd.	Other expense (*3)		57	160
Shinhan Savings Bank	Fees and commission income		15	8
Shinhan AI Co., Ltd.	Investment management expenses		37	1,244

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	2023	2022
Entities under common control			
Shinhan Fund Partners	Investment management expenses	821	774
SHBNPP Green Energy Private Special Asset Investment Trust	Income related to financial assets measures at fair value through profit or loss	1,034	1,037
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust	Income related to financial assets measures at fair value through profit or loss	1,447	1,119
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust	Income related to financial assets measures at fair value through profit or loss	1,064	892
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2	Income related to financial assets measures at fair value through profit or loss	696	769
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at fair value through profit or loss	192	116
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4	Income related to financial assets measures at fair value through profit or loss	1,454	1,702
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5	Income related to financial assets measures at fair value through profit or loss	2,000	2,190
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust	Income related to financial assets measures at fair value through profit or loss	2,351	2,726
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1(*4)	Income related to financial assets measures at fair value through profit or loss	-	198
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Income related to financial assets measures at fair value through profit or loss	-	47
SHBNPP Global Professional Investment Type Private Investment Trust No.12	Income related to financial assets measures at fair value through profit or loss	725	1,300
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	Income related to financial assets measures at fair value through profit or loss	3,574	1,844
Shinhan AIM FoF Fund 6-A	Income related to financial assets measures at fair value through profit or loss	805	308
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	Income related to financial assets measures at fair value through profit or loss	1,716	1,051
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at fair value through profit or loss	788	835
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Income related to financial assets measures at fair value through profit or loss	279	190
SH Green New Deal Energy Special Asset Private Investment Trust No.3	Income related to financial assets measures at fair value through profit or loss	1,018	475
Shinhan AIM Private Real Estate Investment Trust No.22-A	Income related to financial assets measures at fair value through profit or loss	2,501	1,810
Shinhan Global Green Energy Partnership Private Investment Trust No.1	Income related to financial assets measures at fair value through profit or loss	178	166
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1	Income related to financial assets measures at fair value through profit or loss	902	2,200
Shinhan AIM Real Estate Fund No.15	Income related to financial assets measures at fair value through profit or loss	-	438
Shinhan AIM FoF Fund 4	Income related to financial assets measures at fair value through profit or loss	205	359
Shinhan AIM Credit 4-B_Clover2	Income related to financial assets measures at fair value through profit or loss	4,794	-
SH Sustainable Management ESG Short Term Bond Security Feeder Investment Trust No.1[Bond]	Income related to financial assets measures at fair value through profit or loss	83	-
IMM Long-term Solutions Private Equity Fund	Income related to financial assets measures at fair value through profit or loss	1,115	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	2023	2022
Associates of entities under common control			
Midas Asset Global CRE Debt Private Fund No.6	Income related to financial assets measures at fair value through profit or loss	2,955	1,876
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	Income related to financial assets measures at fair value through profit or loss	2,203	1,925
LB Scotland Amazon Fulfillment Center Fund 29	Income related to financial assets measures at fair value through profit or loss	1,175	723
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Income related to financial assets measures at fair value through profit or loss	271	188
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Income related to financial assets measures at fair value through profit or loss	202	101
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24	Income related to financial assets measures at fair value through profit or loss	792	785
Shinhan AIM Private Real Estate Investment Trust No.1	Income related to financial assets measures at fair value through profit or loss	1,086	2,176
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	Income related to financial assets measures at fair value through profit or loss	134	303
Shinhan BNPP Global Infrastructure Private Investment Trust(*4)	Income related to financial assets measures at fair value through profit or loss	-	183
PCC Amberstone Private Equity Fund I	Income related to financial assets measures at fair value through profit or loss	877	803
KIAMCO POWERLOAN TRUST 4TH	Income related to financial assets measures at fair value through profit or loss	1,537	1,537
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Income related to financial assets measures at fair value through profit or loss	960	987
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Income related to financial assets measures at fair value through profit or loss	314	139
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Income related to financial assets measures at fair value through profit or loss	84	-
Shinhan AIM Private Fund of Fund 9-B	Income related to financial assets measures at fair value through profit or loss	312	-
Others			
Shinhan Life Shining Foundation	Rental income	55	53
	Donations	2,555	2,353
Total income	₩	74,126	69,627
Total expense	₩	111,194	124,394

(*1) It includes transaction gains or losses on derivatives for hedging.

(*2) It is investment gains and losses from consolidated structured entities of the related party.

(*3) They are transactions related to non-controlling interests of consolidated structured entities.

(*4) As of December 31, 2022, transactions involving related parties were excluded, and the amount for that date represents transactions until exclusion from related parties.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

(In millions of won)

50. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

	2023				
	Borrowing of funds		**Investment in cash**		**Dividend**
	Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
The parent company					
Shinhan Financial Group ₩	-	-	-	-	162,257
Entities under common control					
Shinhan Bank Co., Ltd. (*1)(*2)	-	780	30,891	-	-
Shinhan Securities Co., Ltd. (*3)	14,471	4	-	-	7
Shinhan Capital Co., Ltd.(*3)	-	-	-	-	46
SHBNPP Green Energy Private Special Asset Investment Trust	-	-	-	1,630	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust	-	-	-	1,656	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust	-	-	-	7,188	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2	-	-	-	1,638	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1	-	-	-	324	-
SH Global Private Real Estate Investment Trust No.4	-	-	1,332	13,367	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5	-	-	-	799	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust	-	-	2,018	-	-
Shinhan AIM Social Enterprise Investment Fund I	-	-	12	-	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1	-	-	1,908	-	-
One Shinhan Futures Fund 1	-	-	-	184	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2	-	-	1,000	914	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12	-	-	1,284	-	-
Shinhan AIM Private Real Estate Investment Trust No.15	-	-	2,031	349	-
Shinhan AIM FoF Fund 4	-	-	7,810	-	-
Shinhan AIM Social Enterprise Investment Fund II	-	-	29	-	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	-	-	2,979	651	-
Shinhan AIM Private Real Estate Investment Trust No.13	-	-	-	36,541	-
Shinhan AIM FoF Fund 6-A	-	-	7,574	938	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	-	-	2,026	516	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3	-	-	1,000	-	-
One Shinhan Futures Fund 2	-	-	-	100	-
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1	-	-	150	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	-	-	-	1,224	-
Shinhan AIM Social Enterprise Investment Fund III	-	-	750	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4	-	-	4,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3	-	-	14,339	9	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2023 and 2022 are as follows (continued):

		2023				
		Borrowing of funds		**Investment in cash**		**Dividend**
		Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
Entities under common control						
Shinhan AIM Private Real Estate Investment Trust No.22-A	₩	-	-	5,585	109	-
One Shinhan Connect New Technology Investment Fund 1		-	-	-	104	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	980	-	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		-	-	600	-	-
One Shinhan Futures Fund 3		-	-	-	102	-
SH Startup Venture Private Equity Trust No.5		-	-	6,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1		-	-	5,000	-	-
One Shinhan Connect New Technology Investment Fund 2		-	-	-	2,452	-
Shinhan global flagship venture fund 1		-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2		-	-	8,140	-	-
Shinhan AIM Credit 4-B_Clover2		-	-	5,047	-	-
SH Sustainable Management ESG Short Term Bond Security Feeder Investment Trust No.1[Bond]		-	-	83	-	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.6		-	-	4,000	-	-
Shinhan One Flagship Real Estate Development Fund 1		-	-	6,255	-	-
Shinhan hyper connect venture fund I		-	-	6,080	-	-
Shinhan hyper future's venture fund 1		-	-	106	-	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		-	-	2,140	-	-
Shinhan CIS III Private Investment Trust No.1		-	-	17,807	-	-
		14,471	784	154,156	70,795	53
Associate						
IGIS Private Real Estate Investment Trust 517-1		-	-	25,200	-	-
	₩	-	-	25,200	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2023				
		Borrowing of funds		Investment in cash		Dividend
		Borrowing	Redemption	Investment	Collection	paid
Associates of entities under common control						
Seocho Information Command Complex Development Project PFV2	₩	-	-	675	-	-
Midas Asset Global CRE Debt Private Fund No.6		-	-	-	1,471	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	1,747	-	-
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	450	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	5,209	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	-	-	601	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	-	2,958	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	1	-	-
Shinhan AIM Private Real Estate Investment Trust No.1		-	-	7,672	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	-	-	1,319	-
PCC Amberstone Private Equity Fund I		-	-	-	512	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,588	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	321	-	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		-	-	4,984	-	-
Shinhan AIM Private Fund of Fund 9-B		-	-	4,981	155	-
		-	-	20,831	13,813	-
	₩	14,471	784	200,187	84,608	162,310

(*1) Interest expense of ₩26 million according to the lease contract with Shinhan Bank, a related party, was recognized for the year ended December 31, 2023.

(*2) Fund transactions related to consolidated structured entities of related parties are included.

(*3) Increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities are included.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022				
		Borrowing of funds		Investment in cash		Dividend
		Borrowing	Redemption	Investment	Collection	paid
Entities under common control						
Shinhan Bank Co., Ltd. (*1)(*2)	₩	-	749	771	2	-
Shinhan Securities Co., Ltd. (*3)		100	2	-	-	2
Shinhan Capital Co., Ltd. (*3)		85	870	-	-	28
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	1,435	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	1,732	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust		-	-	-	190	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,569	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	403	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	5,784	-	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	6,009	-	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	4,783	-	-
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1(*4)		-	-	-	5,471	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	-	169	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	756	7,199	-
One Shinhan Futures Fund 1		-	-	-	238	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	1,000	986	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	-	720	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	4,442	-	-
Shinhan AIM FoF Fund 4		-	-	1,339	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	122	-	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	3,827	-	-
Shinhan AIM Private Real Estate Investment Trust No.13		-	-	5,032	-	-
Shinhan AIM FoF Fund 6-A		-	-	17,890	-	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	320	23	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	3,000	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	2022				
	Borrowing of funds		Investment in cash		Dividend
	Borrowing	Redemption	Investment	Collection	paid
Entities under common control					
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1 ₩	-	-	150	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	-	-	-	1,180	-
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	-	-	5,396	104	-
Shinhan AIM Social Enterprise Investment Fund III	-	-	1,065	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4	-	-	6,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3	-	-	8,234	45	-
Shinhan AIM Private Real Estate Investment Trust No.22-A	-	-	3,461	436	-
One Shinhan Connect New Technology Investment Fund 1	-	-	5,550	6,082	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1	-	-	6,019	230	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd	-	-	450	-	-
One Shinhan Futures Fund 3	-	-	198	-	-
Shinhan Global Bond EMP Private Equity Investment Trust	-	-	3,000	2,732	-
SH Startup Venture Private Equity Trust No.5	-	-	6,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1	-	-	2,920	-	-
One Shinhan Connect New Technology Investment Fund 2	-	-	6,000	-	-
Shinhan global flagship venture fund 1	-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2	-	-	4,513	-	-
	185	1,621	119,231	30,946	30
Associates					
Findvalue JD Fund No.1	-	-	1,000	-	-
IMM Long-term Solution Private Equity Fund	-	-	34,981	-	-
	-	-	35,981	-	-
Associates of entities under common control					
Midas Asset Global CRE Debt Private Fund No.6	-	-	4,889	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	-	-	1,911	-	-
LB Scotland Amazon Fulfillment Center Fund 29	-	-	-	745	-
SHINHAN-NEO Core Industrial Technology Fund	-	-	480	-	-
SHINHAN-NEO Market-Frontier 2nd Fund	-	-	900	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	-	-	-	86	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Significant fund transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022				
		Borrowing of funds		Investment in cash		Dividend
		Borrowing	Redemption	Investment	Collection	paid
Associates of entities under common control						
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	₩	-	-	-	1,467	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	426	4,145	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	1	-	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	3,346	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		-	-	-	2,215	-
SHBNPP Global Infrastructure Private Special Asset Investment Trust (*4)		-	-	-	60	-
PCC Amberstone Private Equity Fund I		-	-	-	647	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,579	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	56	66	-
Shinhan AIM Private Fund of Fund 9-B		-	-	10,842	-	-
		-	-	22,851	11,010	-
	₩	185	1,621	178,063	41,956	30

(*1) Interest expense of ₩120 million according to the lease contract with Shinhan Bank, a related party, was recognized during the year ended December 31, 2022.

(*2) Increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities of related parties are included.

(*3) Increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities are included.

(*4) It has been removed from the related party during the year ended December 31, 2022, and the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(e) Unused capital commitments with related parties as of December 31, 2023 and 2022 are as follows:

Related Party		2023	2022
Entities under common control			
Shinhan Bank Co., Ltd. (*)	₩	6,339	1,427
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	1,000
Shinhan AIM Private Real Estate Investment Trust No.15		380	2,167
Shinhan AIM FoF Fund 4		3,096	9,371
Shinhan AIM Social Enterprise Investment Fund II		-	60
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		6,785	8,513
Shinhan AIM FoF Fund 6-A		32,076	38,929
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		1,000	2,000
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		-	150
Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	534
Shinhan AIM Social Enterprise Investment Fund III		294	1,044
SH Startup Venture Specialized Investment Private Equity Trust No.4		4,000	8,000
SH Green New Deal Energy Special Asset Private Investment Trust No.3		10,769	25,108
Shinhan AIM Private Real Estate Investment Trust No.22-A		27,066	30,320
One Shinhan Connect New Technology Investment Fund 1		-	3,450
Shinhan Global Green Energy Partnership Private Investment Trust No.1		8,768	8,538
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		-	150
One Shinhan Futures Fund 3		-	792
SH Startup Venture Private Equity Trust No.5		8,000	14,000
Shinhan Greenway Corporate Investment FUND NO.1		2,080	5,880
One Shinhan Connect New Technology Investment Fund 2		-	34,000
Shinhan global flagship venture fund 1		15,600	20,800
SH BGT Private Special Asset Investment Trust No.2		13,628	21,351
SH Venture Private Investment Trust No.6		16,000	-
Shinhan One Flagship Real Estate Development Fund 1		13,745	-
Shinhan hyper connect venture fund I		29,920	-
Shinhan hyper future's venture fund 1		775	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		7,860	-
Shinhan CIS III Private Investment Trust No.1		22,796	-
IMM Long-term Solution Private Equity Fund		1,019	1,019
		231,996	238,603
Associates			
IGIS Private Real Estate Investment Trust 517-1		4,800	-
Associates of entities under common control			
SHINHAN-NEO Market-Frontier 2nd Fund		450	900
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		3,880	3,882
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		182	501
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		3,516	-
Shinhan AIM Private Fund of Fund 9-B		11,091	14,749
		19,119	20,032
	₩	255,915	258,635

(*) It is an unused capital commitment related to consolidated structured entities of the related party.

Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(f) Unsettled commitments of derivatives with related parties as of December 31, 2023 and 2022 are as follows:

Related Party	Type of Derivatives		2023	2022
Entities under common control				
Shinhan Bank Co., Ltd.	Currency swap	₩	716,394	701,873
	Currency forward		790,976	342,835
Shinhan Securities Co., Ltd.	Equity options		109,138	75,436
	Currency forward		38,256	-
	Interest rate forward		354,395	319,393
		₩	2,009,159	1,439,537

(g) Details of bond transactions with a key related party for the years ended December 31, 2023 and 2022 are as follows:

Related Party		2023		2022	
		Buy	Sell	Buy	Sell
Entities under common control					
Shinhan Securities Co., Ltd.	₩	759,745	305,425	397,107	384,165

(h) Details of acquisitions and disposal of assets with key related parties for the years ended December 31, 2023 and 2022 , are as follows:

Related Party	Account		2023		2022	
			Acquisition	Disposal	Acquisition	Disposal
Entities under common control						
Shinhan Bank Co., Ltd.	Right-of-use assets	₩	1,790	1,291	554	3
Shinhan Securities Co., Ltd.	Right-of-use assets		-	-	57	78
Shinhan DS	Equipment		102	-	531	-
	Development costs		1,708	-	234	-
	Software		2,500	-	1,681	-
	Other intangible assets		-	-	1,457	-
	Other property and equipment		-	-	2,331	-
		₩	6,100	1,291	6,845	81

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(i) Details of collateral transactions with related parties

i) The collateral provided by the Group to related parties as of December 31, 2023 and 2022 are as follows:

Provided to	Collateral asset		Collateral value(*)	
			2023	**2022**
Shinhan Bank Co., Ltd.	Deposits, Government bonds	₩	8,118	406,559
Shinhan Securities Co., Ltd.	Government bonds, Stocks and beneficiary certificates		47,724	73,417
		₩	55,842	479,976

(*) Collateral value is equivalent to the carrying amount of the collateral assets.

ii) The collateral provided by a related party to the Group as of December 31, 2023 and 2022 are as follows:

Provided by	Collateral asset		Collateral value	
			2023	**2022**
Shinhan Bank Co., Ltd.	Securities	₩	10,008	10,055
Shinhan Card Co., Ltd.	Deposits		10	-
		₩	10,018	10,055

(j) Details of key management personnel compensation for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Short-term employee benefits	₩	1,134	893
Share-based payment transactions		706	509
Retirement benefits		37	37
	₩	1,877	1,439

(k) As of December 31, 2023, the amounts of credit card allowance commitments provided by Shinhan Card Co., Ltd., and Shinhan Bank Co., Ltd., related parties, are ₩8,999 million and ₩84 million, respectively.

51. Earnings per share

Earnings per share for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Profit for the year	₩	472,395	449,392
Less: Dividends to hybrid bonds		10,801	10,799
Net profit available for common stock	₩	461,594	438,593
Weighted average number of common shares outstanding		115,654,859 shares	115,654,859 shares
Basic and diluted earnings per share in won (*)	₩	3,991	3,792

(*) Because the Group does not have a potential diluted common stock and the stock options do not dilute, the diluted earnings per share in the current term and the prior term is consistent with the basic earnings per share.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

52. Statements of cash flows (continued)

(a) As of December 31, 2022, transactions involving related parties were excluded, and the amount for that date represents transactions until exclusion from related parties.

		2023	2022
Interest income	₩	(1,564,494)	(1,549,471)
Interest expense		147,595	94,970
Dividend income		(30,483)	(42,543)
Income taxes		167,158	83,514
Insurance revenue		(2,641,027)	(2,469,700)
Reinsurance revenue		(40,360)	(34,983)
Insurance finance income from insurance contracts issued		(364,541)	(883,170)
Insurance finance income from reinsurance contracts held		(19,095)	(15,757)
Insurance service expenses		1,757,529	1,643,723
Reinsurance service expenses		71,631	62,328
Insurance finance expenses from insurance contracts issued		2,500,731	1,653,462
Insurance finance expenses from reinsurance contracts held		19,959	16,936
Gains on financial assets at fair value through profit or loss		(820,501)	(205,079)
Losses on financial assets at fair value through profit or loss		352,776	931,439
Gains on disposal of securities at fair value through other comprehensive income		(54,256)	(72,818)
Losses on disposal of securities measured at fair value through other comprehensive income		55,895	56,757
Provisions for credit losses (inflows/outflows)		16,172	16,387
Gain on derivative transactions		(6,998)	(15,053)
Loss on derivative transactions		55,809	110,085
Gain on valuation of derivatives		(30,991)	(92,055)
Loss on valuation of derivatives		101,200	92,449
Gain on foreign currency translation		(145,456)	(204,253)
Loss on foreign currency translation		14,527	96,129
Gain on foreign currency transaction		(2,563)	(4,022)
Loss on foreign currency transaction		13,090	-
Amortization of right-of-use assets		37,807	43,423
Depreciation		21,135	20,836
Amortization of intangible assets		71,754	56,228
Employee costs		8,526	17,788
Rental income		(30)	(25)
Losses on provisions		4,695	11,214
Other investment income		-	(111)
Other investment expense		34	309
Share of profit/(loss) from associates		302	(4,221)
Non-operating income		(857)	(981)
Non-operating expense		12,260	3,477
	₩	(291,067)	(582,788)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

52. Statements of cash flows (continued)

(b) Changes in assets and liabilities from operating activities for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Due from banks at amortized cost	₩	25,226	(44,047)
Financial assets at fair value through profit or loss		1,006,404	148,705
Loans at amortized cost		581,073	60,869
Other Financial assets		(1,501)	(53,007)
Other assets		(22,239)	(9,534)
Net defined benefit liabilities		(5,185)	(6,898)
Insurance contract liabilities		(1,594,883)	(1,238,044)
Reinsurance contract liabilities		(33,858)	(260,215)
Investment contract liabilities		(574,855)	(907,047)
Provisions		(14,364)	(22,644)
Derivative liabilities		(22,405)	(11,134)
Other financial liabilities		(69,288)	10,536
Other liabilities		18,429	6,509
	₩	(707,446)	(2,325,951)

(c) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2023 and 2022 are as follows:

		2023	2022
Cash and due from banks at amortized cost	₩	1,838,006	1,653,704
Adjustments:		(749,677)	(786,147)
Available deposits whose expiration date exceeds 3 months from the acquisition date		(74,252)	(64,037)
Restricted deposit		(823,929)	(850,184)
	₩	1,014,077	803,520

(d) The Group has prepared statements of cash flows using indirect method, and the significant non-cash activities for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Changes in gains(losses) on valuation of securities at fair value through other comprehensive income	₩	2,855,074	7,201,656
Write-off of loans at amortized costs		6,630	5,317
Changes in policyholders' equity adjustment		591	46,770
Recognition of right-of-use asset and lease liability		22,763	31,239
Reclassification of payables to property, plant and equipment and intangible assets		5,080	1,806
Additional reserves of contingent liability		1,413	2,309
Interests payable for hybrid bonds		1,497	1,497

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

52. Statements of cash flows (continued)

(e) Changes in liabilities resulting from financing activities for the years ended December 31, 2023 and 2022 were as follows:

		2023(*1)		
		Debentures(*2)	Lease liability	Total
Beginning balance	₩	654,722	118,702	773,424
Changes in cash flows		(350,911)	(37,920)	(388,831)
Amortization		189	3,062	3,251
Others		13,165	17,450	30,615
Ending balance	₩	317,165	101,294	418,459

(*1) Changes of other financial liabilities are not included.
(*2) Changes of borrowings are included.

		2022(*1)		
		Debentures(*2)	Lease liability	Total
Beginning balance	₩	616,500	131,587	748,087
Changes in cash flows		9,218	(40,471)	(31,253)
Amortization		176	2,797	2,973
Others		28,828	24,789	53,617
Ending balance	₩	654,722	118,702	773,424

(*1) Changes of other financial liabilities are not included.
(*2) Changes of borrowings are included.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

53. Investment in subsidiaries

(a) Summary of financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group's major subsidiaries as of December 31, 2023 and 2022 are as follows:

Investees		2023(*) Assets	2023(*) Liabilities	2023(*) Equity	2022(*) Assets	2022(*) Liabilities	2022(*) Equity
Shinhan Life Insurance Co., Ltd. (separate)	₩	58,508,315	50,061,766	8,446,549	56,407,165	48,273,156	8,134,009
Shinhan Financial Plus Co., Ltd.		238,700	146,610	92,090	192,238	107,283	84,955
Shinhan Life Insurance Vietnam Co., Ltd.		125,766	8,878	116,888	128,225	6,801	121,424
Shinhan LifeCare Co., Ltd.		51,253	1,556	49,697	16,493	1,711	14,782
Mirae Asset Maps Global Infra Private Special Asset Trust 2		11,274	9	11,265	11,498	35	11,463
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2		623	4	619	5,608	1	5,607
Shinhan AIM Credit Fund 3		148,411	164	148,247	141,022	161	140,861
Shinhan AIM Private fund of funds Trust 7-A		14,578	32	14,546	8,902	481	8,421
Shinhan AIM Private fund of funds Trust 6-B		43,377	574	42,803	29,597	526	29,071
Shinhan AIM Private fund of funds Trust 5		99,140	60	99,080	93,022	55	92,967
KB Global Private Real Estate Debt Fund 23		65,667	4	65,663	52,562	3	52,559
KB Global Private Real Estate Debt Fund 21		35,654	150	35,504	25,142	14	25,128
Shinhan KKR Global Program REC Private Investment Trust		93,782	228	93,554	-	-	-
Shinhan KKR Global Program PEF Private Investment Trust		36,811	13	36,798	-	-	-
Shinhan KKR Global Program PDF Private Investment Trust		104,012	12	104,000	-	-	-
Shinhan LCP X Private Investment Trust No.4(H)		19,864	6	19,858	-	-	-
	₩	59,597,227	50,220,066	9,377,161	57,111,474	48,390,227	8,721,247

(*) The summarized financial information is before elimination of intercompany transactions.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

53. Investment in subsidiaries (continued)

(a) Summary of financial information of the subsidiaries (continued)

ii) The summarized income information of the controlling company and the Group's major subsidiaries for the years ended December 31, 2023 and 2022 are as follows:

		2023(*1)			2022(*1)	
Investees	Operating profit (*2)	net profit	Total comprehensive income	Operating profit (*2)	net profit	Total comprehensive income
Shinhan Life Insurance Co., Ltd. (separate)	₩ 6,214,851	481,851	485,601	6,186,445	456,998	(138,355)
Shinhan Financial Plus Co., Ltd.	217,401	(6,466)	(6,679)	167,139	1,420	1,420
Shinhan Life Insurance Vietnam Co., Ltd.	21,590	(3,508)	(4,537)	12,747	(4,168)	(4,168)
Shinhan LifeCare Co., Ltd.	425	(4,785)	(4,711)	281	(4,847)	(4,928)
Mirae Asset Maps Global Infra Private Special Asset Trust 2	1,600	1,383	1,383	31,113	3,889	3,889
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2	135	(4,987)	(4,987)	515	(4,330)	(4,330)
Shinhan AIM Credit Fund 3	13,945	13,474	13,474	14,824	14,332	18,687
Shinhan AIM Private fund of funds Trust 7-A	774	204	204	1,010	678	678
Shinhan AIM Private fund of funds Trust 6-B	3,742	2,318	2,318	2,289	895	96
Shinhan AIM Private fund of funds Trust 5	11,806	11,514	11,478	2,311	1,453	1,453
KB Global Private Real Estate Debt Fund 23	7,358	6,840	6,837	5,556	31	(112)
KB Global Private Real Estate Debt Fund 21	4,077	1,542	1,542	1,150	27	686
Shinhan KKR Global Program REC Private Investment Trust	4,366	762	1,127	-	-	-
Shinhan KKR Global Program PEF Private Investment Trust	1,835	(2,625)	(2,553)	-	-	-
Shinhan KKR Global Program PDF Private Investment Trust	4,245	578	746	-	-	-
Shinhan LCP X Private Investment Trust No.4(H)	4,101	3,474	3,474	-	-	-
	₩ 6,512,251	501,569	504,717	6,425,380	466,378	(124,984)

(*1) The summarized financial information is before elimination of intercompany transactions.
(*2) Income from operations is the aggregate amount of insurance operating income and investment operating income on the income statement.

(b) For the year ended December 31, 2023, Shinhan KKR Global Program REC Private Investment Trust, Shinhan KKR Global Program PEF Private Investment Trust and Shinhan KKR Global Program PDF Private Investment Trust were newly included in the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

54. Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment funds and other structured entities and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Beneficiary certificates refer to financial instruments that raise a small amount of funds from a large number of the public and distribute the amount according to the performance of profits obtained by investing the amount in stocks or bonds. The Group is involved in beneficiary certificates by investing its stake in various investment funds.

i) The size of unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Total assets :			
Assets-backed securitization	₩	129,704,026	123,897,812
Structured financing		66,019,436	54,806,552
Investment fund		96,667,291	112,513,866
	₩	292,390,753	291,218,230

198

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

54. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities

i) The carrying amount of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets recognized in the consolidated financial statements:					
Loans at amortized cost	₩	30,000	2,666,805	-	2,696,805
Financial assets measured at fair value through profit or loss		212,033	34,182	5,317,705	5,563,920
Securities at fair value through other comprehensive income		3,415,575	2,932	-	3,418,507
Securities at amortized cost		100,000	-	-	100,000
Other assets		-	-	26,072	26,072
	₩	3,757,608	2,703,919	5,343,777	11,805,304

		2022			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets recognized in the consolidated financial statements:					
Loans at amortized cost	₩	30,000	2,428,628	-	2,458,628
Financial assets measured at fair value through profit or loss		207,315	34,413	5,966,898	6,208,626
Securities at fair value through other comprehensive income		3,042,329	3,648	-	3,045,977
Securities at amortized cost		100,000	-	-	100,000
Other assets		-	-	35,981	35,981
	₩	3,379,644	2,466,689	6,002,879	11,849,212

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

54. Interests in unconsolidated structured entities (continued)

(b) The nature of risks related to interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		2023			
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets held	₩	3,757,608	2,703,919	5,343,777	11,805,304
Unused credit provided		-	395,042	-	395,042
Capital commitments		-	-	1,385,077	1,385,077
	₩	3,757,608	3,098,961	6,728,854	13,585,423

		2022			
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets held	₩	3,379,644	2,466,689	6,002,879	11,849,212
Unused credit provided		-	288,497	-	288,497
Capital commitments		-	-	1,640,221	1,640,221
	₩	3,379,644	2,755,186	7,643,100	13,777,930

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

55. Segment information

(a) The Group is organized into two segments (financial and non-financial). The financial segment is engaged in insurance and asset management, and the non-financial segment is engaged in insurance agency and brokerage.

(b) Information by segment for the years ended December 31, 2023 and 2022 are as follows:

		2023			
		Financing	Non-financing	Consolidation adjustments (*)	Total
Operating revenue	₩	6,294,425	217,826	(60,536)	6,451,715
Operating expenses		5,597,252	219,919	(24,513)	5,792,658
Operating profit		697,173	(2,093)	(36,023)	659,057
Non-operating income (expenses)		(23,940)	(4,315)	9,053	(19,202)
Share of profit/(loss) from associates		-	-	(302)	(302)
Profit before income taxes		673,233	(6,408)	(27,272)	639,553
Income tax expense		160,413	4,843	1,902	167,158
Profit for the period	₩	512,820	(11,251)	(29,174)	472,395

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

		2022			
		Financing	Non-financing	Consolidation adjustments (*)	Total
Operating revenue	₩	6,262,852	167,420	(52,967)	6,377,305
Operating expenses		5,689,675	166,002	(28,951)	5,826,726
Operating profit		573,177	1,418	(24,016)	550,579
Non-operating income (expenses)		(21,938)	1,092	(1,049)	(21,895)
Share of profit/(loss) from associates		-	-	4,221	4,221
Profit before income taxes		551,239	2,510	(20,844)	532,905
Income tax expense		77,429	5,937	148	83,514
Profit for the period	₩	473,810	(3,427)	(20,992)	449,391

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

55. Segment information (continued)

(c) Assets and liabilities by segment as of December 31, 2023 and 2022 are as follows:

		2023			
		Financing	Non-financing	Consolidation adjustments (*)	Total
Assets:					
Cash and cash equivalents	₩	962,188	51,889	-	1,014,077
Due from banks		792,699	31,230	-	823,929
Securities		51,825,942	2,586	(678,215)	51,150,313
Investments in associates and joint ventures		274,581	-	(248,625)	25,956
Loans		3,622,901	-	-	3,622,901
Other assets		1,828,963	204,248	(29,042)	2,004,169
	₩	59,307,274	289,953	(955,882)	58,641,345
Liabilities:					
Insurance contract liabilities		45,533,987	-	-	45,533,987
Reinsurance contract liabilities		93,120	-	-	93,120
Policyholders' equity adjustment		(1,025)	-	-	(1,025)
Investment contract liabilities		1,831,826	-	-	1,831,826
Other liabilities		2,613,992	148,166	(1,855)	2,760,303
	₩	50,071,900	148,166	(1,855)	50,218,211

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

		2022			
		Financing	Non-financing	Consolidation adjustments (*)	Total
Assets:					
Cash and cash equivalents	₩	771,948	31,572	-	803,520
Due from banks		825,636	24,548	-	850,184
Securities		48,986,788	-	(366,990)	48,619,798
Investments in associates and joint ventures		265,493	-	(224,450)	41,043
Loans		4,219,870	-	-	4,219,870
Other assets		1,833,007	152,612	(18,903)	1,966,716
	₩	56,902,742	208,732	(610,343)	56,501,131
Liabilities:					
Insurance contract liabilities		42,928,691	-	-	42,928,691
Reinsurance contract liabilities		62,770	-	-	62,770
Policyholders' equity adjustment		(1,616)	-	-	(1,616)
Investment contract liabilities		2,296,401	-	-	2,296,401
Other liabilities		2,994,987	108,994	(9,635)	3,094,346
	₩	48,281,233	108,994	(9,635)	48,380,592

(*) Consolidation adjustments include elimination of intercompany transactions and unrealized gains and losses, and the amount offsetting investment capital equivalent to investments in subsidiaries.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

55. <u>Segment information (continued)</u>

(d) As the Group mainly operates its business in the Republic of Korea, transactions mostly incur within the Republic of Korea, accordingly, information by geographical region is not calculated.

(e) There is no single retail customer who accounts for more than 10% of the Group's operating income for the year ended December 31, 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022

56. <u>Effects of changes in accounting policies</u>

As stated in Note 3, the Group has initially applied Korean IFRS 1117 'Insurance Contracts' for the accounting periods beginning on January 1, 2023. This Standard replaces Korean IFRS 1104 'Insurance Contracts'. The Group has restated comparative information for 2022 applying the transitional provisions in Korean IFRS 1117. Korean IFRS 1117 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. It introduces a model that measures groups of contracts based on the Group's estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment for non-financial risk and a contractual service margin. The details of the new requirements of Korean IFRS 1117 are disclosed in Note 3.

On the other hand, the Group adopted Korean IFRS 1109 'Financial Instruments' from January 1, 2018 and classified financial instruments into debt instruments at amortized cost, debt instruments at fair value through other comprehensive income, equity instruments at fair value through other comprehensive income, or financial assets at fair value through profit or loss, according to business model for managing the financial assets. For financial assets related to insurance contracts, the Group had applied the overlay approach in accordance with Korean IFRS 1104. The Group changed classifications and measurement of financial assets related to insurance business for the purpose of managing capital volatility according to fair value measurement of insurance liabilities given that Korean IFRS 1109 permits, at the date of initial application of Korean IFRS 1117, reassessment of business model of eligible financial assets and redesignation of financial assets as measured at fair value through profit or loss and equity instruments at fair value through other comprehensive income if an entity that had applied Korean IFRS 1109 to annual reporting periods before the initial application of Korean IFRS 1117. Accordingly, for a financial asset derecognized between the transition date and date of initial application of Korean IFRS 1117, the Group has applied the classification overlay to prepare the statement of financial position at the transition date for the purpose of presenting comparative information as if classification and measurement requirements of Korean IFRS 1109 had been applied to those financial assets of which classification and measurement were changed through reassessment of their business model.

Under Korean IFRS 1104, assets and liabilities of separate account were presented in gross amounts in the statement of financial position and income and expenses of principal and interest guaranteed type separate account were presented in gross amounts in the statement of comprehensive income in accordance with the Enforcement Rules of the Regulations on Supervision of Insurance Business. However, under Korean IFRS 1117, assets, liabilities, income and expenses of separate account are presented together with those of general account and any transactions between general account and separate account have been eliminated.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

56. Effects of changes in accounting policies (continued)

The effects of initial application of Korean IFRS 1117 on the consolidated statement of financial position are as follows.

(a) The consolidated statement of financial position under Korean IFRS 1117 as of January 1, 2022, the transition date, is as follows:

		Amount (A) (*1)			Amount (B) (*2)	Change (B-A)
Assets:			**Assets:**			
Cash and due from banks at amortized cost	₩	1,742,611	Cash and due from banks at amortized cost	₩	2,360,571	
Financial assets at fair value through profit or loss		6,653,817	Financial assets at fair value through profit or loss		12,411,406	
Securities at fair value through other comprehensive income		14,282,949	Securities at fair value through other comprehensive income		40,338,093	
Securities at amortized cost		26,806,395	Securities at amortized cost		4,339,749	
Loans and receivables at amortized cost		9,636,665	Loans and receivables at amortized cost		5,321,737	
Reinsurance contract assets		47,050	Reinsurance contract assets		-	
Other assets (*3)		11,366,068	Other assets		638,134	
	₩	70,535,555		₩	65,409,690	(5,125,865)
Liabilities:			**Liabilities:**			
Insurance contract liabilities	₩	53,378,791	Insurance contract liabilities	₩	50,622,187	
			Reinsurance contract liabilities		281,763	
			Investment contract liabilities		3,142,578	
Other liabilities (*3)		12,004,201	Other liabilities		3,088,779	
	₩	65,382,992		₩	57,135,307	(8,247,685)
Equity	₩	5,152,563	**Equity**	₩	8,274,383	3,121,820

(*1) Prepared in accordance with Korean IFRS1109 *'Financial Instruments'*, Korean IFRS 1104 *'Insurance Contracts'*, and Enforcement Rules of the Regulations on Supervision of Insurance Business. Under Korean IFRS 1104, the overlay approach had been applied to financial assets related to insurance contracts.
(*2) Prepared in accordance with Korean IFRS1109 *'Financial Instruments'* and Korean IFRS 1117 *'Insurance Contracts.'* Under Korean IFRS 1107, financial assets related to insurance contracts have been redesignated.
(*3) Other assets and other liabilities under Korean IFRS 1104 included separate account assets of ₩9,690,015 million and separate account liabilities of ₩10,023,775 million, respectively.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

56. Effects of changes in accounting policies (continued)

(b) Classification of financial assets (excluding derivatives) applying Korean IFRS 1117 as of January 1, 2022, the transition date, is as follows:

	Classification categories	Original carrying amount under Korean IFRS 1104	Separate account	Elimination of policy loans	Redesignation of financial assets	New carrying amount under Korean IFRS 1117
Cash and due from banks at amortized cost	Financial assets at amortized cost	₩ 1,742,611	617,960	-	-	2,360,571
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss	34,261	-	-	-	34,261
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss	6,619,556	6,121,716	-	(364,127)	12,377,145
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income	14,282,949	2,035,463	-	24,019,681	40,338,093
Securities at amortized cost	Financial assets at amortized cost	26,806,395	-	-	(22,466,646)	4,339,749
Loans at amortized cost	Financial assets at amortized cost	8,611,406	768,256	(5,094,638)	-	4,285,024
Receivables at amortized cost	Financial assets at amortized cost	1,025,259	11,482	-	(28)	1,036,713

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

56. Effects of changes in accounting policies (continued)

(c) Adjustments to assets, liabilities, and equity made on January 1, 2022, the transition date, for the application of Korean IFRS 1117 are as follows:

		Assets	Liabilities	Equity
Original carrying amount under Korean IFRS 1104	₩	70,535,555	65,382,992	5,152,563
Elimination of items related to Korean IFRS 1104:				
Policy loans		(5,094,638)	-	(5,094,638)
Unamortized acquisition costs		(1,037,780)	-	(1,037,780)
Reinsurance contract assets		(47,050)	-	(47,050)
Insurance contract liabilities		-	(60,232,679)	60,232,679
Others (*)		(114,598)	(124,117)	9,519
		(6,294,066)	(60,356,796)	54,062,730
Recognition of items to apply Korean IFRS 1117:				
Underlying insurance contract liabilities		-	50,622,187	(50,622,187)
Reinsurance contract liabilities		-	281,763	(281,763)
Redesignation of financial assets		1,188,880	-	1,188,880
		1,188,880	50,903,950	(49,715,070)
Others				
Policyholders' equity adjustments		-	41,703	(41,703)
Elimination of intercompany transactions with separate account for the consolidation presentation		(11,998)	(11,998)	-
		(11,998)	29,705	(41,703)
Tax effects from adjustments		(8,681)	1,175,456	(1,184,137)
New carrying amount under Korean IFRS 1117	₩	65,409,690	57,135,307	8,274,383

(*) Consisted of elimination of insurance receivable (payable) and others that are measured as part of insurance contracts under K-IFRS 1117.

(d) Effects of the application of Korean IFRS 1117 on accumulated other comprehensive income and retained earnings as of January 1, 2022, the transition date, are as follows:

		Retained earnings	Accumulated other comprehensive income
Original carrying amount under Korean IFRS 1104	₩	1,996,063	43,802
Elimination of assets (liabilities) under Korean IFRS 1104		54,062,730	-
Elimination of gain or losses on financial assets at fair value through profit or loss (Overlay approach)		275,305	(275,305)
Recognition of insurance contract liabilities under Korean IFRS 1117		(50,946,318)	-
Redesignation of financial assets under Korean IFRS 1117		(10,001)	1,198,881
Recognition of net insurance finance income from insurance contract issued		-	42,368
Others (*)		-	(41,703)
Tax effects from adjustments		(929,972)	(254,165)
		2,451,744	670,076
New carrying amount under Korean IFRS 1117	₩	4,447,807	713,878

(*) It is the amount of policyholders' equity adjustments.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

56. Effects of changes in accounting policies (continued)

(e) The consolidated statement of financial position under Korean IFRS 1117 as of December 31, 2022 is as follows:

		Amount (A) (*1)			Amount (B) (*2)		Change (B-A)
Assets:			**Assets:**				
Cash and due from banks at amortized cost	₩	1,112,577	Cash and due from banks at amortized cost	₩	1,653,704		
Financial assets at fair value through profit or loss		6,662,617	Financial assets at fair value through profit or loss		11,527,229		
Securities at fair value through other comprehensive income		10,946,361	Securities at fair value through other comprehensive income		32,753,803		
Securities at amortized cost		27,744,212	Securities at amortized cost		4,338,766		
Loans and receivables at amortized cost		9,735,719	Loans and receivables at amortized cost		5,282,587		
Reinsurance contract assets		295,621	Reinsurance contract assets		59,017		
Other assets (*3)		10,256,813	Other assets		886,025		
	₩	66,753,920		₩	56,501,131	₩	(10,252,789)
Liabilities:			**Liabilities:**				
Insurance contract liabilities	₩	53,369,918	Insurance contract liabilities	₩	42,928,691		
			Reinsurance contract liabilities		62,770		
			Investment contract liabilities		2,296,401		
Other liabilities (*3)		9,901,249	Other liabilities		3,092,730		
	₩	63,271,167		₩	48,380,592	₩	(14,890,575)
Equity	₩	3,482,753	**Equity**	₩	8,120,539	₩	4,637,786

(*1) Prepared in accordance with Korean IFRS1109 *'Financial Instruments'*, Korean IFRS 1104 *'Insurance Contracts'*, and Enforcement Rules of the Regulations on Supervision of Insurance Business. Under Korean IFRS 1104, the overlay approach had been applied to financial assets related to insurance contracts.
(*2) Prepared in accordance with Korean IFRS1109 *'Financial Instruments'* and Korean IFRS 1117 *'Insurance Contracts.'* Under Korean IFRS 1107, financial assets related to insurance contracts have been redesignated.
(*3) Other assets and other liabilities under Korean IFRS 1104 included separate account assets of ₩8,248,962 million and separate account liabilities of ₩8,167,178 million, respectively.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

56. Effects of changes in accounting policies (continued)

(f) The consolidated statement of comprehensive income for the year ended December 31, 2022 is as follows:

		Amount under Korean IFRSs 1109 and 1104 – overlay approach (A)			Amount under Korean IFRSs 1109 and 1117 (B)	Change (B-A)
Operating income	₩	9,412,664	Insurance service result	₩	631,030	
Operating expense		(8,796,865)	Net finance result		(80,450)	
Operating profit		615,799	Operating profit		550,580	(65,219)
Non-operating expense		(17,563)	Non-operating expenses		(17,674)	
Profit before income taxes		598,236	Profit before income taxes		532,906	(65,330)
Income tax expense		(134,643)	Income tax expense		(83,514)	
Profit for the period		463,593	Profit for the period		449,392	(14,201)
Other comprehensive loss for the period, net of income tax		(2,122,609)	Other comprehensive loss for the period, net of income tax		(592,442)	1,530,167
Total comprehensive loss for the period	₩	(1,659,016)	Total comprehensive loss for the period	₩	(143,050)	1,515,966

(g) The consolidated statement of cash flows for the year ended December 31, 2022 is as follows:

		Amount under Korean IFRSs 1104 and 1109 (A)	Amount under Korean IFRSs 1117 and 1109 (B)	Change (B-A)
Cash flows from operating activities	₩	(931,218)	(1,335,338)	(404,120)
Cash flows from investing activities		288,321	623,849	335,528
Cash flows from financing activities		(42,340)	(42,340)	-
Net decrease in cash and cash equivalents		(685,237)	(753,829)	(68,592)
Changes in cash and cash equivalents due to foreign currency translation		1,362	245	(1,117)
Cash and cash equivalents at the beginning of the period		1,074,874	1,557,104	482,230
Cash and cash equivalents at the end of the period	₩	390,999	803,520	412,521